Exhibit 99.1

PERIODIC INTEGRATED YEAR-END REPORT 2024

grupo éxito | Nutrimos de oportunidades a Colombia

Information as of december 31, 2024

Almacenes Éxito S.A.

Class of securities: **Ordinary shares**

Issued

1.344.720.453

- **Nominal value: 3.33**
- **o Issue amount: $4,482,401,510**
- **o Outstanding balance to be issued: $817,598,490**

In circulation

1.297.864.359

Repurchased

46.856.094

Presence in stock exchanges

- **Bolsa de Valores de Colombia – BVC (Colombia)**
- **New York Stock Exchange – NYSE (United States)**
- **Brasil Bolsa Balcao – B3 (Brazil)**

Main office
Carrera 48 No. 32 B Sur - 139, Envigado
A.A 3479 Colombia
Phone: (+57) (4) 604 9696
[GRI 2-1] [GRI 2-3]

Contact:
ainvestor@grupo-exito.com

3 1. Table of contents 2. Glossary 3. Presentation 1. About this Integrated Report 2. Countries where we have a presence 3. Complementary businesses in Colombia 4. Communication spaces with our stakeholders 5. Letter from the President 4. Management Report of the President and the Board of Directors 2024 1. Colombia 2. International operations 3. Uruguay 4. Argentina 5. Consolidated financial results 6. Sustainability 7. Corporate Governance and Internal Control 8. Related party transactions 9. Intellectual property and regulatory compliance 10. Closing messages 5. Corporate Governance Report 1. Company ownership structure 2. Company management structure and related operations 3. Internal Control System 1. Control environment 2. Comprehensive Risk Management System 3. Control activities 4. Information and communication Table of contents 3 5 9 9 10 11 12 13 16 17 21 21 22 23 24 25 25 26 27 29 31 33 51 51 52 63 65

5.3.5 Supervision and monitoring 65

6. Grupo Éxito Colombia Sustainability Report 82

6.1 Introduction 83

6.2 Forward-looking statements 83

6.3 Materiality analysis 84

6.4 Alignment with the Sustainable Development Goals (SDGs) 87

6.5 Sustainability risks 88

6.6 Sustainability strategy 90

6.6.1 Zero Malnutrition 92

6.6.2 Sustainable Trade 108

6.6.3 My Planet 122

6**.6.3.1** Climate change risks and opportunities - TCFD (Task Force on Climate Related Financial Disclosures) 135

6.6.4 Healthy Life 159

6.6.5 Our People 166

6.6.6 Governance & Integrity 179

7. Sustainability Actions Uruguay and Argentina 185

7.1 Grupo Disco Uruguay 185

7.2 Grupo Libertad Argentina 188

8. Financial Statements 192

8.1 Consolidated Financial Statements 193

8.2 Separate Financial Statements 276

9. Annexes 355

9.1 Certification of the Legal Representative on the Integrated Periodic Report of the Fiscal Year 355

9.2 External verification of Fundación Éxito indicators - Kreston Colombia 356

9.3 External verification of environmental indicators - ICONTEC 358

9.4 External verification of social indicators - ICONTEC 361

10. GRI Index 364

11. SASB Index 369

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Glossary A Adjusted EBITDA : Earnings before interest, taxes, depreciation, and amortization plus the results of Associates and Joint Ventures . ADRs (American Depositary Receipts) : A certificate issued by a U . S . bank that corresponds to shares of a non - U . S . company . For the company, each ADR represents 8 common shares . B BDRs (Brazilian Depositary Receipts) : Certificates representing shares of foreign companies traded in Brazil . For the company, each BDR represents 4 common shares . C Carbon Footprint : A measure of the total amount of greenhouse gas (GHG) emissions generated directly or indirectly by the organization's operations . Scope 1: Direct emissions generated by sources controlled by the organization. Scope 2: Indirect emissions associated with the consumption of purchased energy. Scope 3: Indirect emissions derived from value chain activities (suppliers, transportation, etc.). Circular Economy : A model that seeks to minimize waste and maximize resource use through practices such as recycling, reuse, and eco - design . Chronic Child Malnutrition : A condition in which children experience stunted physical growth and cognitive development due to prolonged insufficient nutrition in their early years . Climate Change : According to the United Nations Framework Convention on Climate Change (UNFCCC), it is understood as a change in climate attributed directly or indirectly to human activity that alters the composition of the global atmosphere and is in addition to natural climate variability observed over comparable time periods . Common Stock : A security that represents a proportional part of the share capital and confers certain rights to its owner . Consolidated Results : Results of Almacenes Éxito, Colombian and international subsidiaries in Uruguay and Argentina . 5

Conflict of Interest : A situation in which the interests of an employee, shareholder, company manager, its subsidiaries, affiliates, or related parties, its strategic allies, or external auditors, or any third party related to them, conflict with the interests of the company, risking objectivity and independence in decision - making or in the exercise of their functions . Corporate Sustainability Assessment (CSA) : An international evaluation developed by S&P Global to measure the sustainability performance of companies in the environmental, social, and governance (ESG) dimensions . D Direct Purchase : Acquisition of goods directly from producers without intermediaries . Whenever possible, priority is given to small farmers, micro, and small enterprises . E Extended Producer Responsibility : An environmental policy approach in which responsibility - physical and/or economic - is transferred to the producer for the treatment or disposal of post - consumer products . (MADS, 2021 ) . F Financial Result : Impacts of interest, derivatives, valuation of financial assets/liabilities, currency changes, and others related to cash, debt, and other financial assets/liabilities . Free Cash Flow (FCF) : Net cash flows used in operating activities plus net cash flows used in investing activities plus changes in collections on behalf of third parties plus lease liabilities paid plus interest on lease liabilities paid (using the variations of the last 12 months for each line) ; Free Cash Flow expressed in line with the financial statements . G Greenhouse Gases (GHG) : Compounds present in the atmosphere that can increase the temperature of the atmosphere due to their ability to absorb and re - emit infrared radiation . (IDEAM, 2015 ) . GLA (Gross Leasable Area) : The total area available for leasing . 6

Global Compact : An initiative that promotes the commitment of the private sector, public sector, and civil society to align their strategies and operations with ten universally accepted principles in four thematic areas : Human rights, labor standards, environment, and anti - corruption, as well as contributing to the achievement of the Sustainable Development Goals (SDGs) . Global Reporting Initiative (GRI) : An international standard used to report sustainability performance, ensuring transparency on social, environmental, and economic issues . GMV (Gross Merchandise Value): The total value of merchandise sold. H Healthy Portfolio: A set of products designed to promote healthier lifestyles. Holding: Results of Almacenes Éxito without Colombian and international subsidiaries. L Local Purchase: Purchase of products from suppliers within the national territory. M Materiality Analysis : The process of identifying and prioritizing the most relevant social, environmental, and economic issues for the organization and its stakeholders . O Operating Revenues: Total revenues related to retail sales and other income. Other Income : Income related to complementary businesses (real estate, insurance, travel, etc . ) and other income . R Recurring EBITDA : Earnings before interest, taxes, depreciation, and amortization adjusted for non - recurring operating income (expenses) . Reduce : Decrease packaging materials by prioritizing materials with low recyclability or those that do not fulfill an indispensable function as a packaging component . 7

Recurring Operating Income (ROI) : Gross profit adjusted for selling, general, and administrative expenses and D&A . Results in Colombia : Consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . Reuse : Prolonging the useful life of packaging that is reused without requiring a prior transformation process . S Sales : Sales related to the retail business . Senior Management : Positions corresponding to levels 1 and 2 of the company's organizational structure . Stakeholders : Individuals or entities affected by the company's operations or who can influence its performance, including employees, customers, suppliers, communities, and shareholders . Supply Chain : A network of suppliers, processes, and logistics that ensures the availability of products and services necessary for the company's operations . Sustainability Risks : Potential social, environmental, or economic impacts that could affect the company's operations or reputation . Sustainability Accounting Standards Board (SASB) : A framework that establishes specific metrics for reporting sustainability based on each industrial sector . Sustainable Development Goals (SDGs) : A global agenda of 17 goals established by the UN to address global challenges such as poverty, gender equality, climate change, and responsible consumption . T Task Force on Climate - related Financial Disclosures (TCFD) : Recommendations for disclosing climate - related risks and opportunities, aligning sustainability strategies with financial objectives . V VMM (Same Store Sales) : Sales levels in the same store, including the effect of store conversions and excluding the calendar effect . 8

Management Report Corporate Governance Report Sustainabilit y Report Management Report Records the main milestones of the company during 2024 and the results of the operation in Colombia, Uruguay and Argentina . Corporate Governance Report It includes events that demonstrate the company's commitment to the continuous improvement of its corporate governance standards, implementation of new practices and recognitions received . Sustainability Report It presents the results of the company's Sustainability Strategy, addressing child nutrition, supplier development, environmental protection, promotion of healthy habits, employee well - being and building trust with stakeholders . Financial Statements It contains the audited statements of financial position, results, comprehensive income, cash flow and changes in equity, consolidated and separate . The notes can be found on the company's website . Financial Statements Reach The results reported in this integrated report correspond to the management of Grupo Éxito between January 1 , 2024 and December 31 of the same year of its operations in Colombia, Uruguay and Argentina . This report is carried out every year . [GRI 2 - 2 ] [GRI 2 - 3 ] About this Integrated Report Presentation 9

Countries in which we have presence

[GRI 2-1] [GRI 2-2] [GRI 2-6] [FB-FR-000.A] [FB-FR-000.B]

Colombia – grupo éxito

- Éxito: 200 stores, 622,464 m², 34 Éxito Wow
- Carulla: 123 stores, 89,519 m², 31 Carulla FreshMarket
- Surtimax: 60 stores, 22,073 m²
- Super Inter: 54 stores, 51,536 m²
- Surtimayorista: 60 stores, 52,637 m²
- Viva: 33 assets and retail premises, 807,000 m²



623 stores
1,036,812 m²
47 assets
996,930 m²

Uruguay – GDU

- Devoto: 65 stores, 42,126 m²
- Disco: 31 stores, 36,763 m²
- Géant: 2 stores, 16,411 m²
- Six: 1 store, 330 m²

Argentina – Grupo Libertad

- Libertad: 15 stores, 88,082 m²
- Mini Libertad: 12 stores, 14,872 m²
- Paseo Libertad: 14 malls, 189,930 m²

- **Consolidated revenues COP $21.9 billions.** Increase of **6.0% compared to 2023** excluding exchange rate effect.
- Consolidated recurring EBITDA of **COP $1.6 billion , with a margin of 7.4%, growing by 2.0% compared to the previous year**, excluding the exchange rate effect.
- **Consolidated net profit of COP $54,786 million.**
- **Consolidated sales from e-commerce and direct channels** grew by 7.8%.

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Complementary businesses [GRI 2 - 2] [GRI 2 - 6] Real estate business A vehicle specialized in the development and operation of commercial real estate spaces, formed by Grupo Éxito and the Fondo Inmobiliario Colombia (FIC). Financial business A commercial financing company, offering a diverse portfolio of credit products, which in partnership with Grupo Éxito, are made available to Colombians. Other business A company specialized in vacation tourism and corporate travel, with national and international partnerships with airlines, hotels, car rentals, cruises, and travel medical assistance. A mobile operator in Colombia, offering voice and data services both nationally and internationally. A company that offers an insurance portfolio allowing people to protect themselves, their families, and their assets in a quick, easy, and affordable way. A digital platform that allows users to buy, recommend, and sell products and services from partner brands. A company that enables quick and secure money transfers to people residing abroad and facilitates domestic transfers within Colombia through the national network of Éxito stores. Loyalty program Puntos Colombia is a loyalty program that allows you to accumulate and redeem points on purchases at partner brands. Business support A logistics company responsible for planning, supplying, moving, and dispatching all merchandise for Grupo Éxito. It also provides comprehensive logistics services to third parties. Grupo Éxito has two industries: the textile industry and the food industry. Both produce private label products. A company dedicated to the commercialization of electric energy, aiming to provide efficiency in negotiations within the wholesale energy market and in serving end users. 11

Stakeholders and investors: General Shareholders' Meeting Integrated Report Quarterly Results Publication Quarterly Results Presentation Calls with Local and International Analysts and Investors Meetings with Investment Funds and Analysts Corporate Website Customer Service Phone Lines Participation in Virtual Conferences on Best Practices in the Capital Market and Corporate Governance Society: Suppliers Supplier Portal Supplier Meetings Newsletters Circulars Service Quality Survey (QSA) Successful Supplier Contest Social Audits Training Meetings Ethics Line Corporate Website Supplier WhatsApp Clients: Customer Voice Meetings Channels for Asking Questions and Submitting Complaints and Claims Customer Satisfaction Measurement System (NPS) Customer Service Phone Lines and Emails by Brand Social Media Events and Mass Call Fairs through Digital Channels Brand and Company Websites States: Publication of Relevant Information Results Reports Integrated Report Participation in Industry Meetings Media: Informative Content Press Conferences Call for Fairs, Launches, and Special Events Social Media Phone Line Email Social Media Brand and Company Websites Participation in Forums and Conferences Events and Mass Call Fairs through Digital Channels Ethics Line Colaborators: Virtual Meetings to Share Relevant Company Topics Quarterly Results Presentations Intranet, Newsletters, Bulletin Boards, Email, Magazines, and Radio Capsules Agendas and Primary Groups Joint Occupational Health Committees Coexistence Committees Work Climate Survey Leadership Survey Collective Bargaining Processes Exit Interview Ethics Line Survey on the Company's Adaptive Capacity We foster spaces for constant communication with our stakeholders [GRI 2 - 12][GRI 2 - 16] [GRI 2 - 29]. 12

Colombia Uruguay Argentina We are united by our values and a history of hard work, with a great mystique of work, a spirit of tireless service, honesty, and the desire to do things well . In addition, we recognize the role of the company in each country and what it represents for the development of each nation : we work tirelessly to generate opportunities, both within our company with the team and its growth, as well as throughout the supply chain to be a retailer that is close, that innovates, and that is in the hearts of the people . Presidents letter Dear shareholders, Since Grupo Calleja's arrival in Colombia, Uruguay and Argentina, we have experienced months of hard work, dedication, learning and great opportunities . Each visit to these countries fills us with enthusiasm as we get to know their people, their diverse cultures, their joy, the work capacity of the people, collaborators and suppliers . The work team in all countries, their love for the company, their commitment, their mystique for what they do and their desire to serve are key drivers to continue our mission of serving with excellence and making a positive impact on the communities where we are present . The history of Grupo Calleja began more than 75 years ago when my grandfather, a hard - working man born in Spain, migrated after the Spanish Civil War in search of opportunities . That's how he arrived in El Salvador and got a job as a butcher in a supermarket . Then, my 19 - year - old father had the courage and vision to tell my grandfather to take out a loan together and buy the store where he worked . This is how they started a company that has grown and that started with 11 colleagues under a small roof and is now a large family of more than 55 , 000 employees in El Salvador, Colombia, Uruguay and Argentina . 13

With Grupo Éxito, we have a long - term vision, and we will work tirelessly with the goal of being an extension of our customers' homes in all countries, dignifying the lives of our citizens and contributing to the construction of a region with greater opportunities . We are committed today, tomorrow, and always to continue building businesses in Colombia, Uruguay, and Argentina . We recognize the challenges of the macroeconomic context, but we also know that from challenges come opportunities . We focus on being more productive and efficient, striving to be better every day . This is the work mystique that we are achieving at Grupo Éxito in Colombia, Grupo Disco and Devoto in Uruguay, and Grupo Libertad in Argentina . We are in an exciting process of evolution that reinforces our commitment to customers, suppliers, employees, and communities . Along this path, we have made a series of efforts aimed at reaching more and more Colombian, Uruguayan, and Argentine families, always taking care of their budgets . In Colombia, we highlight three strategic initiatives that are making significant progress : the unification of brands to consolidate operations towards the emblematic Éxito and Carulla allowed for a 12 % growth in sales in the 26 renovated stores . Additionally, the expansion of the assortment has led to an increase of more than 30 % in the existing products on the shelves, which represent 5 . 1 % of sales . Finally, the savings levers, such as products with Unbeatable Prices and Thematic Days, have been recognized by customers as a real alternative for savings and relief for the pockets of Colombians during difficult economic times, reflected in the positive results of these strategies . We recognize that some of our locations, although in strategic areas, have not yet reached their full potential . Therefore, one of our main priorities is to develop the maximum performance of the more than 500 stores we have in the country . We are working hard to achieve significant growth across our platform, while gradually and strategically migrating stores to the Éxito and Carulla brands, ensuring that each location meets the high standards our customers deserve . In Uruguay, we are driving the expansion of the Fresh Market format and the enlargement of stores to improve our value proposition at points of sale . An example of this is the expansion of Devoto Shangrilá in Ciudad de la Costa and the first Fresh Market in Punta del Este, the Disco at Parada 5 . Additionally, we celebrate the 25 th anniversary of the opening of Géant, the country's first hypermarket, with a focus on reinvention and brand renewal . 14

As part of our commercial efforts, we are working on strengthening key categories, such as our portfolio of Fast - Moving Consumer Goods, where we offer competitive prices on essential products in the basic family basket . Additionally, we have prioritized strategic expansion in key cities in the interior of the country, with supermarkets located in real estate developments led by strategic partners, where we act as a commercial anchor . On the other hand, in Argentina, 2024 was a year of significant progress focused on improving our operations, optimizing the commercial proposition, and recovering customers, all with a view to strengthening our market position through a new High & Low pricing strategy across all stores . This has led to gradual improvements thanks to collaboration with strategic suppliers and synergies derived from the Group's size . Additionally, we improved the assortment in our stores, with an increase of more than 9 , 000 products, to offer our customers all the products they are looking for in one place . Additionally, the real estate business, both in Colombia and Uruguay, continues to be an important segment for achieving results, generating traffic, and leveraging profitability for the company . The results and progress of each of the strategies in the different countries will be presented later in the Management Report . At Grupo Éxito, we remain committed to a transformation that allows us to ensure the sustainability of the company today, in 50 years, and in 100 years . This commitment drives us to transform the retail experience, dignify the lives of our communities, and adapt resiliently to market challenges . We are well aware of the hard work ahead to achieve the goal of improving results . We are convinced that together, with our employees, customers, suppliers, and investors, we will continue to make a positive difference in Colombia, Uruguay, and Argentina . The current challenges are an opportunity to become stronger, more innovative, and closer . Thank you for trusting us . We will continue to move forward with passion, determination, and an unwavering commitment to our values . Carlos Calleja President of Grupo É \ ito 15

Ladies and Gentlemen Shareholders : In this Management Report, we record the main results of the year 2024 with the most relevant indicators in each of the countries where Grupo Éxito operates : Colombia, Uruguay, and Argentina, both separately and consolidated . It also covers the most significant matters in terms of sustainability, corporate governance and internal control, related party transactions, intellectual property, and regulatory compliance . The results expressed here are the consequence of rigorous work that has been developed with the different teams in the region to achieve an evolution of the company that allows it to improve its indicators, which we hope will be reflected in better returns for the shareholders who have believed in the company . Colombia - Grupo É \ ito During 2024 , the country's economic activity showed a gradual recovery compared to 2023 , as a result of some macroeconomic measures that drove an improvement in the company's results . Inflation in Colombia closed at 5 . 2% , while food inflation decreased from 5 . 0 % in 2023 to 3 . 3 % in 2024 . Meanwhile, the interest rates of the Banco de la República reached 9 . 5 % at the end of the year, allowing the non - food category to show slight signs of recovery from the third quarter of the year . By September 2024 , GDP grew by 2 . 0% ; the consumer confidence index in December ended at - 3 . 4 percentage points, achieving an increase of 13 . 9 percentage points compared to 2023 , and household consumption had an annual growth of 2 . 0% , showing signs of recovery after a period of almost two years . In this context, the following were the results of Grupo Éxito's operations in Colombia . Revenues from operations in Colombia increased by 2 . 7 % compared to 2023 reaching COP $ 16 . 3 billion, representing 74 % of Grupo Éxito's consolidated revenues . This result is the fruit of the strategies designed by the company to offer savings and assortment alternatives to its clients in the midst of a challenging environment ; the strong performance of the real estate business and the solid performance of omnichannel . At the end of 2024 , Grupo Éxito Colombia recorded an increase of 0 . 6 points ( 60 basis points) in market share in the same area . 17

Recurring EBITDA grew by 4 . 7 % and reached COP $ 1 . 2 billion, with a margin over revenues of 7 . 3% . This result was leveraged by the positive contribution of complementary businesses and a significant operational excellence program focused on logistical improvements, contract renegotiations, and structural adjustments that achieved an improvement in expense reduction of 46 basis points, showing a practically neutral growth compared to 2023 of + 0 . 1 % and being below the inflation levels reported in the country . This represented a significant advance towards a more efficient operation without affecting service levels . The positive performance of the fourth quarter (sales + 4 . 1 % and EBITDA + 30 . 5% ) drove the year's results into positive territory . The company made significant progress in various commercial initiatives : Gradual unification of brands to consolidate operations around the Éxito and Carulla brands, two aspirational, leading, and emblematic brands that are in the hearts, minds, and preferences of Colombians, incorporating the best of the original brands into their proposal . The transition is being carried out gradually, with the premise of preserving the DNA of the brands, also considering the location of the stores, proximity, and customer knowledge . By the end of the year, 26 stores were intervened ( 16 conversions to the Carulla brand and 10 to Éxito), whose sales grew by 12 . 0% ; and the opening of two Éxito stores and one Carulla store . Increase in assortment in stores across all regions of the country, with more than 2 , 000 new references per store from over 80 brands, representing an increase of more than 30 % in the existing products on the shelves, which account for 5 . 1 % of sales in FMCG . Implementation of the main levers of the Éxito Wow and Carulla FreshMarket formats, for a total of 15 stores intervened during 2024 . A wide portfolio with High and Low promotional activations throughout the year and at the moments when customers need them the most . 18

Renewal of the cross - brand thematic days : "Martes del campo" (Field Tuesdays), with an increase in fruit and vegetable sales of more than 28 % compared to the same day before the strategy . "Miércoles de carnes frescas" (Fresh Meat Wednesdays), with an increase in beef, pork, chicken, and fish sales of more than 54 % compared to the same day before the strategy . "Viernes de celebración" (Celebration Fridays), offering special discounts in the liquor and snacks categories, with an increase in sales of more than 45 % compared to the same day before the strategy . Strengthening of products with "Precio Insuperable" (unbeatable Price) as a savings and relief alternative for Colombians, with a portfolio of more than 1 , 000 private label products and leading national brands, which saw a 14 . 0 % increase in sales, representing a 50 % increase in sales for the national brands participating in the strategy . Thanks to the implementation of various commercial strategies, the operation in Colombia gained 0 . 6 points in same - store market share, achieving growth in the main cities of the country such as Bogotá, Medellín, Barranquilla, and Cali, in both the food and non - food segments (according to Nielsen measurement) . During the fourth quarter of the year, the company was the number one retailer in market share growth . During 2024 , Grupo Éxito Colombia's investment levels were consistent with its strategy and cash generation . We invested approximately COP $ 200 , 000 million, mainly allocated to store conversions to the Carulla and Éxito brands, as well as store maintenance and logistics . Omnichannel : omnichannel sales in Colombia reached COP $ 2 . 3 billion, with a 14 . 7 % share of total sales (compared to 14 . 1 % the previous year) and exceeding 23 million orders . Sales were driven by the performance of the food categories, which grew by 11% , achieving a 13 . 4 % share of the total sales of this category . 19

The performance of the Éxito and Carulla applications is highlighted, which exceeded COP $ 180 , 000 million in sales, growing by 27 % compared to 2023 and consolidating themselves as one of the major growth drivers . Regarding traffic monetization, the performance and contribution of the real estate business stand out with 33 assets and retail premises, totaling 807 , 843 m² of GLA and maintaining solid occupancy levels above 98% . The increased traffic favored the performance of tenants and the company's rental income . Viva Malls was certified by ICONTEC as Carbon Neutral for the third consecutive year, thanks to its commitment to reducing greenhouse gas emissions and developing a mitigation and compensation strategy for them . Tuya, the financial business of Grupo Éxito Colombia, experienced a year of gradual recovery thanks to risk management to protect the fundamentals of the business and reduce its delinquency rate . Tuya reached 1 . 3 million credit cards and approximately COP $ 2 . 1 billion in portfolio . Puntos Colombia consolidated itself as the largest loyalty program in Colombia . During 2024 , its revenues grew by 10 . 6 % and EBITDA reported a rate of 6 . 3 % over revenues . Puntos Colombia reached more than 7 . 8 million customers with habeas data and has more than 4 , 900 allied brands . During 2024 , 42 , 306 million points were redeemed, 61 % of them in our allied brands . Viva Envigado is consolidated as the largest shopping and business center in Colombia with 159 , 000 m² of GLA, following the arrival of IKEA to this shopping center . The strategic location and connectivity with the city's main roads made Viva Envigado the ideal place for IKEA to choose for its store . Additionally, Jardín Nómada was inaugurated, which with 5 , 000 m² of built area and 2 , 180 m² of commercial area, offers to the visitors 130 new coworking spaces, as well as places for enjoying gastronomy and social and family gatherings . 20

The company's own brands remain fundamental to its commercial strategy . Thanks to them, Grupo Éxito can offer its customers exclusive, high - quality products at prices that fit different budgets . We highlight that, for the third consecutive year Moda Éxito's own brands Arkitect, Bronzini, and People received the CO 2 CERO Sustainable Fashion certification in the Gold category . This recognition reaffirms Grupo Éxito's commitment to sustainability and social responsibility, promoting fashion made by Colombian hands, generating local and dignified employment . Of the almost 22 million own - brand garments, 94 % were manufactured in Colombia, in 215 small companies that generated more than 10 , 700 direct jobs, 75 % was occupied by wommen . International operations The macroeconomic behavior of the other countries where Grupo Éxito operates presented significant challenges during 2024 . In the case of Argentina, a series of macroeconomic measures to reduce inflation ended up reflecting in lower consumption, directly impacting the operational result . Operations in Uruguay and Argentina accounted for 26 % of Grupo Éxito's consolidated revenues . Uruguay – Grupo Disco Uruguay Inflation in 2024 closed at 5 . 5 % and managed to stay within the target range set by the Banco Central de Uruguay (BCU) throughout the year . According to the latest national accounts report from the BCU, economic activity in the third quarter of 2024 increased by 4 . 1 % compared to the previous year . At the end of the third quarter, the consumption advanced by 1 . 3% , with an increase in household spending of 0 . 8% . The company's sales in Uruguay grew by 5 . 8 % compared to 2023 in local currency, above inflation . This result was driven by the strong commercial dynamism maintained throughout the year, as well as the contribution of the 33 stores under the Fresh Market model, which accounted for 60 % of sales in the country . On the other hand, omnichannel sales grew by 18 . 9 % compared to the previous year and now represent 3 . 0 % of sales . 21

The recurring EBITDA margin reached a rate of 11 . 4 % over revenues, improving by 76 basis points compared to the previous year, reflecting the good sales performance and an optimization in its gross margin by 58 basis points compared to 2023 . Among the main issues in the country, the expansion of the sales area in the Devoto Shangrilá stores in Ciudad de la Costa and the transformation of their commercial proposal into Fresh Market stand out, addressing the population growth in the area . The Disco de Parada 5 in Punta del Este also doubled its surface area, adapting to the increase in the permanent population in the country's main resort . The celebration of the 25 th anniversary of the inauguration of Géant, the country's first hypermarket, is also noteworthy, with a focus on the reinvention and renewal of the brand . During 2024 , the proposal was updated to align with new consumption trends, creating a space that integrates all solutions under one roof . Géant now offers the widest variety of assortment in the market, with an innovative, smart, and friendly design that meets customer needs, all while maintaining its competitive pricing and outstanding offers . Thanks to this relaunch, it achieved growth double the average of other formats . Argentina - Libertad Argentina began a process of stabilizing its macroeconomy in 2024 . The program implemented by the new administration has achieved good results in fiscal and inflation matters . Although the measures led to a slowdown in consumption, they allowed inflation to decrease from 211 % at the end of 2023 to 117 . 8 % at the end of 2024 . Libertad increased its revenues by 62 . 2 % in local currency in a contracting country environment, where sales were strongly impacted by the slowdown in consumption, which was partially offset by the good dynamics of the real estate business that reached occupancy levels of 94 . 6% . Recurring EBITDA stood at COP - $ 31 , 974 million, with a margin over revenues of - 2 . 1% . This result was negatively impacted by the slowdown in income levels and strong inflationary pressures on costs and expenses . 22

During 2024 , significant progress was made in the country's strategy . The High and Low pricing strategy was implemented in all stores, and the assortment was expanded with an increase of more than 9 , 000 products, which allowed the out - of - stock rate to decrease from 56 % in January to 19 % in December 2024 , reflecting the commitment to offer a value strategy at competitive prices to customers . As a result of these strategies, more than 146 , 500 customers were recovered and more than 40 , 000 new customers were added in 2024 . Regarding the real estate business in Argentina, it closed the year with a positive net profit of approximately USD $ 6 million dollars, an occupancy rate of 94 . 6% , and a collection rate above 95% . Additionally, a growth and operational efficiency plan is being implemented, adding 6 , 500 m² of GLA, achieving a growth of 3 . 5 % compared to 2023 . At the same time, work is being done to maximize the profitability of the assets through value propositions for partners, incorporating third - party investments amounting to approximately USD $ 8 million dollars . Consolidated Financial Results Grupo Éxito's consolidated revenues reached COP $ 21 . 9 billion, with a growth of 3 . 6 % and 6 . 0 % excluding exchange rate effects, which were leveraged by the strong performance of the operation in Uruguay, the resilient performance of retail in Colombia, and the positive result of the real estate business . These factors managed to offset a challenging context for the retail business in Argentina, especially affected by macroeconomic measures aimed at containing high inflation levels . The Group's recurring EBITDA reached more than COP $ 1 . 6 billion, representing a margin of 7 . 4% , decreasing compared to the previous year ( - 0 . 9% ) and growing by 2 . 0 % excluding exchange rate effects . This result is mainly explained by the lower contribution from Argentina . Likewise, the net profit was COP $ 54 , 786 million, a result that was negatively affected by the recognition of the high inflationary effect in Argentina, the lower contribution due to the slowdown in consumption, inflationary pressures on costs/expenses, and exchange rate impacts, especially in the first half of the year ; Additionally, the result was impacted by higher non - recurring expenses explained by the restructuring process in Colombia . Consolidated net profit grew by 23% in the fourth quarter, generating a positive result for the year of COP $54,786 million . 23

Our gross cash position reached COP $ 0 . 9 billion, remaining at similar levels to the previous year, thanks to the action plans implemented to control spending, the work done on working capital, and the prioritization of investments made . Grupo Éxito closed 2024 with a healthy financial leverage level, reflecting the natural seasonality of the business and with a Gross Debt/EBITDA ratio that complies with the established financial covenants . For more information on the Financial Statements, we invite you to consult the Separate Financial Statements Sustainability Grupo Éxito Colombia's Sustainability strategy is composed of six strategic challenges . Below are some of the most relevant results in this area during 2024 : Fundación Éxito, committed to its goal of contributing to the eradication of chronic malnutrition in Colombia by 2030 , benefited more than 68 , 000 children in 32 departments and 199 municipalities across the country through nutrition and complementary support programs . Additionally, it delivered more than 182 , 000 food packages to children and their families, contributing to better conditions for their physical and cognitive growth and development . Through our Cultivando Oportunidades program, 88 % of the fruits and vegetables we market came from national farmers, and 88 % of this purchase was made directly and without intermediaries . Nearly 94 % of the own - brand garments we market were made in Colombia, through 215 workshops that generated more than 10 , 700 jobs, 75 % of which are occupied by women . We invested close to COP $ 48 , 000 million in benefits for our employees in key areas such as health, education, housing and recreation, to name a few . Additionally, we trained more than 31 , 000 employees in various skills . In our operations, we collected 18 , 850 tons of recyclable material, in addition to 909 tons from our customers, reaching a total of 19 , 759 tons recycled . Additionally, the Viva Shopping Centers renewed their Carbon Neutral certification granted by ICONTEC, thanks to their management and commitment to sustainability . 24

Each of these achievements is the result of the joint effort of our employees, customers, partners and allies. For more information on these strategic challenges in sustainability matter, we invite you to consult the Sustainabilit y Report Corporate Governance and Internal Control Grupo Éxito reaffirmed ethics as an essential pillar in its relationships with different stakeholders, promoting a culture of integrity and good governance . Transparent and open communication with its shareholders and investors is highlighted, along with the commitment to market information disclosure . The company defined its strategic risk profile considering political, economic, social, technological, environmental, and legal aspects, establishing measures to mitigate negative impacts, seize opportunities, and protect the its value . Additionally, the company conducted a quantitative and qualitative analysis of market risk to which it is exposed as a result of its investments and activities sensitive to market variations . For more details, see note 39 of the consolidated and separate financial statements . Risk management is a key part of the corporate strategy, aligned with internal and external factors to anticipate and respond effectively to possible events . Furthermore, its internal organizational control not only ensures regulatory compliance but also strengthens efficiency, information integrity, and decision - making, protecting the corporate reputation . The management certifies that the Internal Control System did not present deficiencies that prevented the proper recording, processing, summarizing, and/or presenting of financial information ; nor did it suffer significant frauds that affected its condition, quality, and integrity . The disclosure of financial information was verified and complied with current regulations, ensuring that the information as of December 31 was adequate and relevant, and did not have inaccuracies and/or errors that prevent knowing the true financial situation of the company . For more information on Corporate Governance and the company's Internal Control System, we invite you to consult the Corporate Governance Report in the present periodic integrated year - end report . 25

Transactions between related parties The details of such transactions can be found in Note 9 of the Separate Financial Statements . Intellectual property and regulatory compliance The company has a portfolio of over 1 , 200 distinctive sign registrations in different classes of the International Nice Classification . The registrations are in 35 countries, of which more than 690 are in Colombia, including, among others, the Éxito and Carulla brands associated with the retail business ; Frescampo and Taeq, associated with the food business ; Arkitect, Bronzini and Finlandek, associated with the fashion, textile and home decoration industry . Additionally, a license has been granted to its subsidiary in Uruguay to use its textile brands in that country . As of December 31 , 2024 , there are no registered patents . In terms of intellectual property, compliance with applicable regulations for Colombia and other countries where there is a commercial presence was achieved ; the corresponding licenses for the use of distinctive signs and other copyrights for which the company is not the owner are also in place . Regarding copyright, it is reported that compliance with applicable regulations and the conditions defined in software license use contracts was achieved . In line with the corporate commitment to ensure the protection of personal data of all our stakeholders, develop proactive risk management associated with data management, and build a comprehensive program, the company has carried out activities aimed at complying with applicable regulations and implementing best practices in the field, with the principle of recognizing privacy and respecting the fundamental right of habeas data . Finally, it is reported that the free circulation of invoices issued by suppliers of goods or services has not been restricted in any way and that the company is not involved in investigations related to anti - competitive practices . 26

Thanks to the commitment and effort of our work teams and suppliers, we are already seeing improvements in sales results and Grupo Éxito's profitability . We trust that although these are not yet the results we need, we hope that the figures we see today for the last quarter of 2024 and the end of the year, will mark the path of a gradual and consistent recovery . We feel we are on the right track . At Grupo Éxito, we remain committed to an evolution that allows us to ensure the company's sustainability today, in 50 , and in 100 years . This commitment drives us to transform the retail experience, dignify the lives of our communities, and adapt resiliently to market challenges . We are clear about the hard work ahead to achieve the goal of improving results, making a positive difference in Colombia, Uruguay, and Argentina, always keeping our eyes on our customers and the constant pursuit of the competitiveness of our businesses, the profitability of the operation, and thus contributing to the construction of a region with greater opportunities . The current challenges are an opportunity to be stronger, more innovative, and closer . The results achieved have been possible thanks to the work and commitment of more than 40 , 000 employees in Colombia, Uruguay, and Argentina, who day by day build this organization through admirable dedication . We are committed today, tomorrow, and always to continue building business in Colombia, Uruguay, and Argentina alongside our employees, customers, suppliers, and investors . Carlos Calleja Hakker Grupo É \ itos President Closing messages 27

Corporate Governance Report Financial Statements Sustainabilit y Report We invite you to consult more information in the following reports 28

Among the milestones to highlight in 2024 , the company : Achieved a level of 91 , 22 % adoption of best corporate practices, promoted by the SFC, by completing the corporate best practices survey (Código País) . Received a score of 68 points in the S&P Global Corporate Sustainability Assessment (CSA), placing in the 94 th percentile of the industry . In the Corporate Governance chapter, the company scored 60 points and ranked in the 94 percentile of the industry . Similarly, the company ranked # 8 among the most sustainable companies in the Food & Staples Retailing sector worldwide, ranking 1 in Colombia and 2 in Latin America . Received, for the twelfth consecutive year, recognition for the voluntary adoption of best practices in information disclosure and investor relations, awarded by the Colegio de Estudios Superiores de Administración (CESA), in alliance with the Bolsa de Valores de Colombia (BVC) . Was recognized as the tenth company with the best corporate reputation in Colombia according to the Monitor Empresarial de Reputación Corporativa Iberoamericano (Merco), maintaining its position as the retail company in Colombia with the best reputation . The general manager, Carlos Mario Giraldo, ranked sixth in the leaders with the best reputation ranking . Additionally, for the second consecutive year, the company's communications team was ranked fifth according to journalists . Recognizing the value of ethics as a fundamental pillar in managing healthy, transparent, and integral relationships with different stakeholders, the company maintained its commitment to fostering relationships based on principles and ethical values, inspired by the leadership and commitment of the Senior Management . This commitment aims to permeate an ethical and integrity culture as a fundamental element in the long - term sustainability of the business, driving compliance with internal policies as a tool to adopt a risk management and good governance culture, guiding every action to ensure lasting and trustworthy relationships with different stakeholders . Grupo É \ ito's risk management is conceived as an intrinsic part of the corporate strategy ; it is aligned with the e \ ternal and internal conte \ t, and includes the analysis of trends, emerging aspects, and opportunities . Its fundamental objective is to protect and create value, leverage the achievement of strategic pillars, drive informed and conscious decision - making, ma \ imize competitive advantages, and, together with business continuity management, develop capabilities for the company to anticipate, prepare, respond, and recover in a timely and assertive manner to a given event . 30

In 2024 , the strategic risk profile was determined based on the understanding of the dynamics of the environment in the political, economic, social, technological, environmental, and legal spheres, as well as the understanding of the sector regarding business operations and the analysis of internal changes . Likewise, treatment measures were defined to mitigate the occurrence of these risks and their negative impacts, as well as the identification of opportunities that can be maximized . Organizational internal control is conceived as a system that not only ensures regulatory compliance but also adds strategic value to the organization by improving its efficiency, ensuring the integrity of information, supporting decision - making, and protecting the organization's reputation, based on a culture rooted in corporate values and self - management as the core of comprehensive management of the various businesses . Company ownership structure Capital and structure [GRI 2 - 9 ] Each share that’s listed in the Shareholder Register grants the right to one vote at the General Shareholders' Meeting, without restriction on the number of votes that the holder or their representative may cast, but subject to the prohibitions or disqualifications established by law for voting on certain decisions, such as in the case of the company's administrators and employees, in the events specified by law, as well as the provisions contained in the use of privileged information policy that is on the Corporate Governance Code . In this way, Grupo Éxito recognizes and guarantees shareholders the same rights and privileges . As of December 31 , 2024 , the Company has 1 , 590 million ordinary shares of which 1 , 344 . 72 million have been issued and 46 . 86 million are being held in reserve . Out of the issued shares, 1 , 297 , 864 , 359 are outstanding and 46 , 856 . 094 have been repurchased . As of December 31 , 2024 , the number of shareholders is 11 , 628 , of which 98 . 07 % are natural persons, with a shareholding of 1 . 36% ; while 1 . 93 % are legal entities, with a shareholding equivalent to 98 . 64 % of the share capital . 31

Shareholders with significant direct and indirect holdings [GRI 2 - 9] As of December 31 , 2024 , Cama Commercial Group Corp . held a direct holding of 86 . 84 % in the company's share capital, thus consolidating itself as the controlling shareholder . Regarding the remaining shareholders, including those holding ordinary shares and those participating through Level II BDR and Level II ADR programs, none hold a participation equal to or greater than 10 % of the company's share capital . Shares and securities directly or indirectly owned by members of the Board of Directors, members of Senior Management, and other administrators, their trading, and the voting rights they represent. As of December 31 , 2024 , Carlos Mario Giraldo Moreno, General Manager, held 4 . 734 ordinary shares of the company . Regarding the corporate governance structure, Mr . Francisco Javier Calleja Malaina serves as Chairman of the Board of Directors . He is also an indirect majority shareholder of Cama Commercial Group Corp . , which acts as the controlling entity of the company and owns 1 . 127 . 117 . 641 ordinary shares, equivalent to 86 . 84 % of the share capital . It is important to note that, at the end of the period, the company has ordinary shares, Level II BDRs, and Level II ADRs . As of December 31 , 2024 , no other member of Senior Management or the Board of Directors of the company held securities . Family, commercial, contractual, or corporate relationships that e \ ist between major shareholders and the company, or between holders of significant holdings among themselves. As a result of the Public Tender Offers (TOs) carried out in 2023 and finalized in 2024 , Cama Commercial Group Corp . consolidated its position as the holder of 86 . 84 % of the company's share capital . This percentage reflects its role as the main shareholder . The company does not have other shareholders with a significant equity, understood as equivalent to 10 % or more of the outstanding shares . Here you can find details of the company's main shareholders. 32

Shareholders agreement During the year 2024, no shareholder agreements were entered into by the company. Company's management structure and related operations [GRI 2 - 9] Composition of the Board of Directors and committees In accordance with the provisions of Article 31 of the bylaws, amended by the General Shareholders' Meeting held on March 21 , 2024 , the Board of Directors of Grupo Éxito is composed of seven members, elected by the General Shareholders' Meeting . The number of independent members and the criteria for independence have been determined in accordance with the regulations applicable to the company . Board of Directors [GRI 2 - 9] To view the rules of procedure for the Board of Directors, click here . Elected by the General Shareholders' Meeting for the period 2024 - 2026 [GRI 2 - 10 ] On March 21 , 2024 , the General Shareholders' Meeting elected a new Board of Directors, characterized by members with proven knowledge and experience in their careers, and with a strategic and transformative vision for the development and sustainability of the company's initiatives . To view the profile of each member of the Directive Board, click on each photo. 33

Non-independent members

[GRI 2-9]



Francisco Javier Calleja Malaina
Chairman

[GRI 2-11]



Juan Carlos Calleja Hakker



David Alberto Cahen Ávila


MAR

Alberto José Corpeño

Independent members

[GRI 2-9]



Miguel Fernando Dueñas



Francisco José Fermán Gómez



Óscar Samour Santillana

The Board of Directors is comprised of three independent members and four executive non-independent members.

34

Vice President of Corporate Affairs and General Counsel Commercial and supply Vice President Financial and Administrative Vice President Real estate Vice President Digital Vice President General Manager Internal auditor Main functions of the Board of Directors and Senior Management a. Board of Directors The Board of Directors is understood to have the broadest mandate to manage the company. Accordingly, the Board primarily has the following functions: Approve and periodically monitor the company's strategy. Oversee corporate governance and the effectiveness of the measures adopted in relation to it. Ensure an adequate control environment within the company and its subsidiaries. Identify and manage conflicts of interest that arise and define the rules applicable to related party transactions. Approve the company's financial, accounting, and investment policies. Regulate the functioning of the Board of Directors, submitting to the General Shareholders' Meeting matters that are within its competence. Appoint members of Senior Management. Oversee the financial and non - financial information that must be made public and the integrity and reliability of accounting systems. Regulate matters related to the company's shares. For more information about the Board of Directors functions, click here . b. Senior Management Senior Management primarily has the following functions, grouped by areas according to the company's corporate structure: Senior Management Chief E \ ecutive Officer 35

Chief Executive Officer : coordinate and supervise the company, including commercial and financial management, as well as investor and market relations, maintaining a focus on corporate strategy . General Manager : lead the company's operations in Colombia, supporting the CEO in strategic matters, government relations, media relations, investor management, among others . Real estate Vice President : define, identify, and propose new business alternatives from a real estate perspective, according to expansion plans and commercial strategies, to ensure value generation and maximize the profitability of the company's spaces . Financial and Administrative Vice President : direct, plan, and define the company's financial strategies, following the policies established by the Board of Directors and legal regulations, seeking to generate the highest profitability for the company, the lowest costs in working capital management, and the necessary information for decision - making . Vice President of Corporate Affairs and General Counsel : lead the company's corporate affairs, being responsible for managing different stakeholders and analyzing and mitigating risks . Additionally, lead the relationship and management with the governing and administrative bodies (General Shareholders' Meeting and Board of Directors) . Commerce and su pp ly Vice President : direct, plan, and define commercial, logistical, and replenishment strategies, which will set the guidelines for the methodologies of the areas under the vice presidency, according to the company's policies, business needs, and budgeted results to ensure goal achievement . Digital Vice President : direct, plan, and coordinate sales and operational strategies for each of the brands in digital commerce, according to the objectives and guidelines of the Board, to ensure the achievement of sales budgets and overall company objectives . Internal Auditor : define and direct the internal audit strategy and ensure its implementation and compliance . To learn more about the members of the company's management team, click here . 36

Board Members who belong to the Boards of Directors of Subsidiary Companies or Hold E \ ecutive Positions thereof [GRI 2 - 9] Francisco Javier Calleja Malaina is a principal member of the Board of Directors of the Argentine subsidiary Libertad S . A . and of the Board of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S . A . , Supermercados Disco del Uruguay S . A . , Odaler S . A . , Lublo S . A . , Lanin S . A . , Devoto Hnos S . A . , Ameluz S . A . , Mercados Devoto S . A . , Larenco S . A . , Géant Inversiones S . A . , Semin S . A . , Ludi S . A . , Setara S . A . , Randicor S . A . , Fandale S . A . , and Ciudad del Ferrol S . C . Juan Carlos Calleja Hakker is a principal member of the Board of Directors of the Argentine subsidiary Libertad S . A . and of the Board of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S . A . , Supermercados Disco del Uruguay S . A . , Odaler S . A . , Lanin S . A . , Devoto Hnos S . A . , and Ciudad del Ferrol S . C . He is also an alternate member of the Board of Directors of the Uruguayan subsidiary Ameluz S . A . David Alberto Cahen Ávila is a principal member of the Board of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S . A . , Supermercados Disco del Uruguay S . A . , Odaler S . A . , and Devoto Hnos S . A . Alberto José Corpeño Posada is an alternate member of the Board of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S . A . , Supermercados Disco del Uruguay S . A . , and Odaler S . A . Policies approved by the Board of Directors during the 2024 period [GRI 2 - 12 ] During 2024 , the company, in line with best practices in the United States, approved the No Retaliation Policy , with the purpose of establishing principles and general rules of conduct that guide and adhere to a culture of reporting and whistleblowing within the company and ensure the protection of those who make a report and/or whistleblow in good faith . Additionally, the company approved the modifications presented regarding the following policies : Senior Management Remuneration and Assessment Policy : on March 21 , 2024 , the amendment to the Policy was approved, with the aim of aligning the company's various instruments, adjusting this policy in accordance with the amendment of Article 61 of the bylaws approved by the General Shareholders' Meeting in its ordinary meeting on March 21 , 2024 . 37

IUse of Privileged Information Policy : on March 21 , 2024 , amendments were approved to (i) specify that employees with access to insider information and administrators are prohibited from selling or acquiring company shares while in office, except for transactions unrelated to speculation and with prior authorization from the competent body, (ii) establish which bodies are responsible for granting authorization, and (iii) reinforce the duty of employees (regardless of whether they have access to insider information) and administrators who are also shareholders of the company to report such conflicts of interest . Sustainability Policy : with the aim of aligning the policy with the amendment of Article 61 of the bylaws, adjusting some definitions, and establishing inclusive language, its adjustments were approved in the Board of Director session on March 21 , 2024 . Policy on Giving and Receiving Gifts and Favors : on May 8 , 2024 , modifications to the Policy were approved with the aim of updating the main duties and prohibitions in this area, establishing the guideline of not accepting gifts, courtesies, or any other type of invitation, regardless of their value . Financial and Non - Financial Information Disclosure Policy : on August 12 , 2024 , the amendment of the Policy was approved to (i) align the Policy with the current regulations issued by the Financial Superintendency of Colombia (Decree 151 of 2021 and Circulars 031 of 2021 and 012 of 2022 ) and the requirements of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) regarding market information disclosure, and (ii) comply with Decree 151 of 2021 and the requests made by the Financial Superintendency of Colombia to the company . Cash Management Policy : to include a financial entity within the list of Eligible Brokerage Firms (SCBE) / Eligible Trust Companies, the modification to the Policy was approved on November 12 , 2024 . 38

Procedure for the election of the Board of Directors [GRI 2 - 10 ] On March 17 , 2015 , the General Shareholders' Meeting approved the Board of Directors Election and Succession Policy, which has been modified following analysis and favorable recommendation by the Board of Directors, with the latest modification on March 21 of this year, in order to (i) align the various corporate governance documents with the amendments to the bylaws approved at this same meeting, (ii) specify the regime of disqualifications and incompatibilities by topics, and (iii) complement the policy by including the requirement for independent candidates to the Board of Directors to comply with the regulations of the different markets in which the company is a securities market issuer . This policy has been strictly adhered to date, thus contributing to better corporate governance . In the election of the Board of Directors carried out during 2024 , strict compliance was given to the provisions contained in the aforementioned policy and procedure. Information regarding this can be consulted here . The policy (contained in section 2 . 2 . 2 of the Corporate Governance Code) and the procedure, as well as the resume and acceptance letter templates, are available on the corporate website . Similarly, in addition to the aforementioned policy, since February 24 , 2016 , the Board of Directors approved the p rocedure for the election of candidates to the Board of Directors , with the latest modification approved by the Board of Directors in its session on March 21 , 2024 , solely to align the procedure with the amendment to the bylaws approved by the General Shareholders' Meeting in its ordinary meeting on March 21 , 2024 . The policy and procedure regulate, among other things, the timeline and process for nominating candidates, the independence criteria that candidates must meet, the methodology used for their evaluation, and the composition of the candidates' profiles (both functional and personal) . Board of Directors Remuneration Policy [GRI 2 - 19 ] [GRI 2 - 20 ] On June 11 , 2015 , the General Shareholders' Meeting approved the Board of Directors Remuneration Policy, which was modified by this body in its ordinary meeting held on March 21 , 2024 , in order to align the various corporate governance documents with the amendment to the bylaws and to expressly state that company employees who become members of the Board of Directors will not receive remuneration . 39

This policy establishes that the members of this body will be entitled to a fixed remuneration for attending sessions, both in - person and virtual, the value of which for the corresponding period will adhere to a series of principles and criteria and will be defined by the General Shareholders' Meeting at the meeting in which the election is held . For more information about this policy, you can consult section 2 . 2 . 3 of the Corporate Governance Code . Board of Directors and Senior Management Remuneration [GRI 2 - 19 ] [GRI 2 - 20 ] a. Board of Directors At the ordinary meeting of the General Shareholders' Meeting held on March 21 , 2024 , the following remuneration for the Board of Directors for the period 2024 - 2026 was approved : FIRST: The non - independent members shall not receive any fees for the preparation and attendance to each meeting of the Board of Directors. SECOND: The executive members of the Company who become members of the Board of Directors shall not receive any remuneration for the preparation and attendance to each meeting of the Board. THIRD: The independent members shall receive fees of an amount of FIVE HUNDRED DOLLARS (500 USD) for the preparation and attendance to each meeting of the Board of Directors and to each meeting of the Audit and Risk Committee. FOURTH: The Chairman of the Board of Directors and the Chairman of the Audit and Risk Committee shall not receive differential fees. Based on the above, in 2024, the company paid the members of the Board of Directors , for their attendance at the meetings of this corporate body and its committees, the sum of COP 513 million. b. Senior Management On September 14 , 2016 , the Board of Directors approved the Senior Management Remuneration and Assessment Policy, last modified on March 21 , 2024 , with the aim of aligning the policy with the amendment approved by the General Shareholders' Meeting on its ordinary meeting on March 21 , 2024 , ensuring uniformity among the various corporate governance instruments of the company . This policy establishes the guidelines and criteria to be considered for setting the total remuneration granted to Senior Management members, i . e . , levels 1 and 2 of the company's structure, and the procedure by which their performance evaluation will be conducted . 40

The remuneration value of Senior Management members is disclosed in note 9 . 2 of the company's separate financial statements, which can be consulted by clicking here . For more information about the Senior Management Remuneration and Assessment Policy, click here . Audit and Risks Committee The Audit and Risks Committee, composed of the three independent members of the Board of Directors, has played a fundamental role in overseeing the financial management and internal control of Grupo Éxito during the 2024 fiscal year . Its work has included reviewing and evaluating accounting processes, internal auditing, external auditing, regulatory compliance, and risk management, ensuring that the company's operations align with best corporate governance practices, local and international regulations, and the highest ethical standards . Activities of the Audit and Risks Committee Highlighted activities and achievements: Financial statement review : the Committee reviewed and approved the individual and consolidated financial statements for the interim and final periods of the 2024 fiscal year before their presentation to the market . This review ensures the transparency and reliability of the financial information communicated to the public and investors . Compliance with the Information Disclosure Procedure : the Committee monitored the Information Disclosure Procedure, in accordance with the Corporate Governance Code and the best practices recommended by the Financial Superintendency of Colombia . Additionally, the 2024 Annual Information Disclosure Report was reviewed and approved . Compliance with the Sarbanes - Oxley Act (SOX) : the Committee oversaw compliance with the requirements established by the Sarbanes - Oxley Act in Colombia, Uruguay, and Argentina, to ensure that Grupo Éxito's operations align with the international regulations on internal control and financial transparency to which it is subject . Approval of the annual internal audit plan : the Committee reviewed and approved the scope, resources, and annual internal audit plan . Additionally, the Committee monitored the performance of the audit, evaluating the independence and results of the audited processes . Improvement action plans for the Internal Control System, agreed upon with management, were also supervised . 41

Review of the Statutory Audit Function : the Committee was aware of the audit strategy of the firm PWC, reviewing its independence, responsibilities, and audit results . Additionally, it approved the scope of services and fees associated with the firm in Colombia, as well as the fees and scope of external auditors in Uruguay and Argentina, within the requirements established by PCAOB for Grupo Éxito . Monitoring of Control Deficiencies : the control deficiencies identified by the Statutory Auditor KPMG in the 2023 results were reviewed, and the action plans established by management to correct these deficiencies were monitored, in accordance with PCAOB standards and best practices in internal control, governance, and risk management . Additionally, the management of PWC as the Statutory Auditor for the 2024 period and the progress and results of its management were monitored, in accordance with current regulations . Comprehensive Risk Management : the Committee monitored the management of strategic risks, updating Grupo Éxito's risk profile for the 2024 - 2025 period . Additionally, risk management strategies were evaluated, ensuring that the measures adopted were adequate to mitigate interdependent risks, also considering the correlation or dependence between them . Regulatory Compliance Oversight : The implementation of compliance programs was supervised, including the Transparency and Business Ethics programs, Personal Data Protection, and Anti - Money Laundering and Counter - Terrorism Financing (AML/CTF) . The Committee reviewed the Compliance Officer's management reports before their presentation to the Board of Directors and also approved the due diligence procedures and reports on unusual transactions sent to the UIAF . Monitoring of Related Party Transactions : The Committee approved related party transactions, evaluating their materiality, value generation, and alignment with shareholders' interests . Additionally, compliance with the policies and procedures established in this area was supervised . Review of Conflicts of Interest : The Committee reviewed potential conflicts of interest of Senior Management, ensuring they aligned with the standards established in the Corporate Governance Code, and guaranteeing compliance with best practices in governance and business transparency . [GRI 2 - 15 ] 42

Support to Management and Supervision of Financial Information

As part of its functions, the Committee has supported management in supervising the financial information disclosed to the market. This support has been crucial to ensure that the information presented meets the highest standards of transparency and reliability.

In accordance with the Corporate Governance Code, the Committee issued a favorable opinion, which was considered by the Board of Directors, regarding the presentation of the financial statements audited by the firm PWC, both for the annual and quarterly periods of 2024. These statements were prepared in accordance with the International Accounting Standards (IASB) and audited under PCAOB rules, to comply with the requirements of the Level II ADR program on the New York Stock Exchange (NYSE) and CVM of Brazil.

Ordinary and Extraordinary Sessions

During the year, the Committee held the six (6) scheduled ordinary sessions, in accordance with the established agenda. Additionally, it held three (3) extraordinary sessions to specifically address issues related to emerging risks and corporate governance, in light of the economic and corporate challenges of the environment.

The topics discussed during the Committee's sessions in 2024 were presented to the Board of Directors to ensure proper alignment between the governing bodies and the approval instances. This collaborative approach has been key to strengthening corporate governance and transparency, as well as comprehensive risk management and the controls that support the achievement of business objectives and the higher purpose at Grupo Éxito.

Attendance of the Board of Directors and Audit and Risks Committee Meetings

Quorum and attendance 2024

Board of Directors Attendance - January 1, 2024 to March 21, 2024

At the beginning of the year, the Board of Directors was composed of the following eight (8) members:

Member	Attendance		Percentage
Luis Fernando Alarcón Mantilla (Chairman)	5/5	★★★★★	100%
Felipe Ayerbe Muñoz	5/5	★★★★★	100%
Ana Fernanda Maiguashca	5/5	★★★★★	100%
Christophe José Hidalgo	5/5	★★★★★	100%
Guillaume Michaloux	5/5	★★★★★	100%
Rafael Russowsky	3/5	★★★	60%
Bernard Petit	5/5	★★★★★	100%
Philippe Alarcón	5/5	★★★★★	100%

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Board of Directors Attendance - From March 21, 2024

As a result of the bylaws amendment approved on March 21, 2024, which established that the Board of Directors would be composed of seven (7) members, the current composition and attendance of this body are presented:

Member	Attendance		Percentage
Francisco Javier Calleja Malaina (President)	11/13	★★★★★★★★★★★	83%
Juan Carlos Calleja Hakker	13/13	★★★★★★★★★★★★★	100%
David Alberto Cahen Ávila	13/13	★★★★★★★★★★★★★	100%
Alberto José Corpeño	13/13	★★★★★★★★★★★★★	100%
Miguel Fernando Dueñas	13/13	★★★★★★★★★★★★★	100%
Francisco José Fermán	11/13	★★★★★★★★★★★	100%
Óscar Samour Santillana	13/13	★★★★★★★★★★★★★	100%

Audit and Risks Committee Attendance - January 1, 2024 to March 21, 2024

Member	Attendance		Percentage
Luis Fernando Alarcón Mantilla (President)	2/2	★★	100%
Felipe Ayerbe Muñoz	2/2	★★	100%
Ana Fernanda Maiguashca	2/2	★★	100%

Guests	Attendance		Percentage
Bernard Petit	2/2	★★	100%
Cristophe José Hidalgo	2/2	★★	100%

Audit and Risks Committee Attendance - from March 21, 2024

Member	Attendance		Percentage
Miguel Fernando Dueñas (President)	8/8	★★★★★★★★	100%
Francisco José Fermán	8/8	★★★★★★★★	100%
Óscar Samour Santillana	8/8	★★★★★★★★	100%

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Quorum of the Board and Audit and Risks Committee Meetings In 2024 , the quorum of the Board of Directors was 97% . For more details, click here . Regarding the Audit and Risks Committee, the quorum was 100% . For more details, click here . Chairman of the Board of Directors [GRI 2 - 11 ] : Francisco Javier Calleja Malaina was appointed Chairman of the Board of Directors at the meeting held on March 21 , 2024 . The functions for this position are provided in Article 33 of the bylaws, which you can consult here . Board of Directors Secretary : Since December 9 , 2019 , Claudia Campillo Velásquez has served as Secretary of the Board and the General Shareholders' Meeting, in addition to being the Vice President of Corporate Affairs of the company . The functions as General Counsel of the company are established in Article 48 of the bylaws, which you can consult here . Relations of the Board of Directors with the Statutory Auditor, Financial Analysts, Investment Banks, Rating Agencies, and with the Board of Directors from its E \ ternal Advisory The relationship between the Board of Directors and the statutory auditor is established through the Audit and Risks Committee, where the audit processes of the quarterly and annual financial statements carried out by the external auditors are supervised, with the aim of ensuring the reliability of the financial information and the figures of the company's businesses and its subsidiaries . The Committee also evaluates and approves the scope of the services and fees proposed by the statutory auditor, in accordance with the requirements that the auditor has set to carry out their functions . Within the scope of the statutory auditor's services is to inform the Committee members about the progress of the audit plan, findings, and recommendations related to the internal control system, accounting and financial processes and systems, as well as monitoring compliance with current regulations and the action plans proposed by the company's management bodies, in order to ensure the continuous integrity and reliability of the Group's financial information . The Audit and Risks Committee and the Board of Directors reviewed the proposals for the election of PricewaterhouseCoopers as the company's statutory auditor for the 2024 - 2025 statutory period, which was approved at the General Shareholders' Meeting held on March 21 , 2024 . 45

Management of the Board of Directors Information During 2024 , the company complied with the deadline established in the Corporate Governance Code for sending information related to the agenda items of each session to the members of the Board of Directors . This information was prepared by the Board of Directors Secretary and the Senior Management, under the direction of the Chairman of the Board of Directors . At the end of each session of the Board of Directors and the Audit and Risks Committee, the General Secretary and the Committee Secretary were responsible for safeguarding the information, ensuring it was duly recorded as support for drafting the minutes of the corresponding meetings . For the year 2024 , the company implemented the use of the Microsoft Teams application, through which, before each meeting, the support material for each session was made available to the members of the Board of Directors and its committee . This tool ensures secure custody of the information, provides traceability in updates, and offers interaction tools with its content . Similarly, the company's Financial and Administrative Vice President, as the person responsible for market disclosure of relevant information, led the process of disclosing the decisions of the Board of Directors when they were of a relevant nature, in coordination with the company's Disclosure Committee . Board of Directors and Senior Management Assessment [GRI 2 - 18 ] In accordance with the provisions of the Rules of procedure for the Board of Directors, contained in chapter 2 . 2 . 1 of the Corporate Governance Code, the company may annually conduct an evaluation process to measure the performance of each member and the respective body . For this, it may alternate the internal evaluation technique with an external evaluation conducted by independent advisors . In 2024 , considering the recent appointment of the Board of Directors, the evaluation process was omitted, as the results of an evaluation under these circumstances would not generate significant value for the management, the company's shareholders, and the members of the Board of Directors . However, both the Board of Directors and the management are committed to the continuous improvement of their processes and guidelines regarding the functioning of the Board of Directors and the Audit and Risks Committee . 46

Operations with related parties Attributions of the Board of Directors on Related Party Transactions and Conflict of Interest Situations According to Article 36 . 4 of the company's bylaws, it is the responsibility of the Board of Directors to define the rules for the evaluation and authorization of related party transactions . Details of the Most Relevant Transactions, in the Organization's Opinion, Conducted Between Related Parties The most relevant transactions between related parties during 2024 can be found in Note 9 of the separate financial statements . Details of Judicial Proceedings that have the capacity to materially affect the Operation, Financial Situation, and/or changes to the Financial Situation In 2024 , the legal proceedings with the capacity to materially affect the operation, financial situation, and/or changes to the financial situation of the company were as follows (amounts expressed in millions of pesos) : Judicial dispute with the Dirección de Impuestos y Aduanas Nacionales (“DIAN”, Colombia’s Tax Revenue Service) seeking the annulment of the official review settlement, pursuant to the notification of special requirement 112382018000126 dated September 17 , 2018 , which proposed to modify the 2015 income tax return, for $ 42 , 210 (December 31 , 2023 - $ 40 , 780 ) . Judicial dispute with DIAN seeking the annulment of the sanction resolution of September 2020 , which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 taxable period, for $ 2 , 734 (December 31 , 2023 - $ 2 , 211 ) . Judicial dispute with the Special Industrial and Port District of Barranquilla related to the Official Review Settlement Act No . GGI - FI - LR - 50712 - 22 dated November 2 , 2022 , which modifies the 2018 industry and commerce declaration by disallowing income outside the municipality and imposing an inaccuracy penalty, for $ 3 , 291 . 47

Judicial Dispute with the Special Industrial and Port District of Barranquilla related to the Official Review Settlement Act No . GGI - FI - LR - 50716 - 22 dated November 22 , 2022 , which modifies the 2019 Industry and Commerce declaration by disallowing income outside the municipality and imposing an inaccuracy penalty of $ 3 , 790 . Judicial Dispute with the Special Industrial and Port District of Barranquilla related to the Official Review Settlement Act No . GGI - FI - LR - 50720 - 22 dated December 6 , 2022 , which modifies the 2020 Industry and Commerce declaration by disallowing income outside the municipality and imposing an inaccuracy penalty of $ 2 , 664 . Judicial Dispute with the Municipality of Santiago de Tolú related to Sanction Resolution for Non - Declaration No . 2024008001 dated August 5 , 2024 , which imposes a penalty for not declaring annual ICA for 2020 to 2022 , but rather bimonthly, amounting to $ 4 , 175 . Annulment Claim of the Official Assessment Settlement No . 00019 - TS - 0019 - 2021 dated February 24 , 2021 , through which the Department of Atlántico officially liquidates the Citizen Security and Coexistence Tax for the period from February 2015 to November 2019 for $ 1 , 226 . Administrative Dispute with the Municipality of Cali related to the notification of special requirement 4279 dated April 8 , 2021 , inviting the company to correct the codes and rates declared in the 2018 Industry and Commerce Tax for $ 2 , 130 (December 31 , 2023 - $ 2 , 130 ) . Conflicts of Interest [GRI 2 - 15 ] The bylaws provide the following functions for the Board of Directors regarding conflicts of interest : To identify and manage conflicts of interest between the company and its shareholders, members of the Board of Directors, and Senior Management . To approve policies for managing conflicts of interest and the use of privileged information by any employee . To regulate the creation and functioning of the Conflicts of Interest Committee . To define the rules for evaluating and authorizing transactions that the company conducts with : (i) controlling, significant, or Board - represented shareholders ; (ii) members of the Board of Directors and other Managers or persons related to them ; and (iii) companies within the conglomerate to which it belongs . 48

On the other hand, the Audit and Risks Committee of the Board of Directors is responsible for fulfilling the following functions related to conflicts of interest : Evaluate and inform the Board of Directors about situations involving conflicts of interest in which a significant shareholder, members of the Board of Directors, the CEO, the Vice Presidents, the General Counsel, or the Internal Auditor may be directly or indirectly involved, or through a related party, making the necessary recommendations to manage the situation . Evaluate and inform the Board of Directors about possible conflicts of interest that may arise between the company and its subsidiaries and/or affiliates, among them, or with their administrators and related parties, making the necessary proposals to manage the situation . Before being authorized by the Board of Directors, examine and inform the Board about transactions that the company carries out, directly or indirectly, with members of the Board of Directors, controlling and significant shareholders, defined according to the organization's ownership structure, members of Senior Management, transactions between Group companies or persons related to them (related party transactions), which due to their amount, nature, or conditions pose a risk to the company . Verify that these transactions are carried out under market conditions and do not violate the principle of equal treatment among shareholders . During 2024 , situations involving conflicts of interest reported by members of Senior Management were resolved by the relevant bodies, under the rules established in the Conflict of Interest Policy, contained in the company's Code of Ethics and Conduct, as described in the following chapter . Similarly, situations reported by other employees of the company were duly managed in accordance with this policy, as described later in the Compliance chapter . Finally, in compliance with the provisions established in the Conflict of Interest Policy, during the aforementioned period, the Board of Directors made the necessary updates related to reports of possible conflicts of interest presented by Senior Management, as well as situations that have ceased . 49

Conflicts of Interest and mechanisms to resolve them among companies in the same conglomerate and their application during the Fiscal Year [GRI 2 - 15] The company has mechanisms aimed at complying with its Good Governance and Transparency policies . These include those that allow reporting, analyzing, and managing potential conflict of interest situations, which have been reported by the members of the Board of Directors and Senior Management . Regarding the Board of Directors, in 2024 , its members did not report any conflict of interest situations . Regarding Senior Management, the main activities detailing the management during 2024 are presented below: Semi - annual Reports on the existence or non - existence of conflicts of interest, submitted by the Board of Directors, and annually by Senior Management , with the purpose of timely identifying potential conflict of interest situations arising from companies in which they have a participation of 10 % or more of the share capital, significant influence, or any other situation that could lead to a potential conflict of interest in light of a loss of objectivity and independence in the exercise of their functions . Reported Situations Analysis : this was carried out in compliance with the guidelines defined in the Conflict of Interest Policy, contained in the company's Code of Ethics and Conduct and the Corporate Governance Code, as well as its provisions related to the governance structure and the composition of the Conflicts of Interest Committee . Thus, for the specific case of situations reported by Senior Management members who are part of levels 1 and 2 of the organizational structure, the Conflicts of Interest Committee was composed of the Board of Directors' Audit and Risks Committee . Mechanisms for Managing and Resolving Conflicts of Interest : The company continued to manage potential conflict of interest situations, ensuring the proper functioning of the reporting mechanisms available to the Board of Directors and Senior Management, maintaining timely communication and management . The situations reported by Senior Management mainly consist of their own or a family member's participation in the boards of directors of other companies or entities, as well as shareholding or employment relationships of family members or related persons in other companies that may have a potential link with the company . For each of the reports received, the respective analyses were carried out, and recommendations were issued by the Conflicts of Interest Committee, aimed at resolving and managing the reported situations, in order to safeguard the objectivity and impartiality of the reporting individual . 50

None of the situations that were analyzed affected the operations as a whole, nor were they evaluated as situations that would prevent the exercise of the position. Internal Control System Control environment Through a structured approach aligned with our corporate strategy, we foster a control environment that ensures operational continuity, protects the organization's most important assets, and contributes to achieving organizational goals . In this process, Senior Management and governing bodies played a fundamental role, ensuring that decisions are made based on ethical principles, technical criteria, and a sustainable vision . This approach was strengthened by active leadership supervised by the Board of Directors and the Audit and Risks Committee, consolidating a framework for organizational sustainability in a dynamic and competitive environment . In response to a business transformation environment, the company implemented adjustments to its operational structure, approved by the Board of Directors and based on a comprehensive analysis conducted by Senior Management . These changes included internal promotion processes, succession and career plans, and strategies aimed at development and operational continuity and alignment with corporate objectives . Regarding self - management, progress was made in implementing predictive analysis models, including early warnings and more dynamic dashboards . These tools improved operational monitoring capacity, strengthening an integrated view of internal control and the ability to respond to emerging risks such as the impact of disruptive technologies . The company continued to adapt its compliance programs in managing risks of fraud, bribery, corruption, money laundering, terrorist financing, and personal data protection . In 2024 , these programs evolved to align with updated international standards and respond to a constantly changing regulatory framework, both nationally and globally . New practices were incorporated to strengthen business ethics and promote sustainability . These actions, combined with a structured and adaptive control culture, enabled the company to face environmental and business transformation challenges, strengthen its resilience, and advance in creating sustainable value for all its stakeholders . 51

Integral Risk Management System Grupo Éxito's Integral Risk Management System is managed by the Vice Presidency of Corporate Affairs . The team is responsible for designing and implementing the methodology and risk model at different levels of the company, promoting a risk management culture focused on protecting and generating value, and contributing to the fulfillment of the corporate strategy . Risk management at Grupo Éxito contributes to the company's sustainability over time, its continuity, and the strengthening of its organizational resilience ; it enhances its ability to anticipate, prepare, respond, and recover from a given event, to ensure the fulfillment of its strategic pillars, through a systematic and standardized process of risk and opportunity management . Description of the Risk Policy and Its application during the 2024 Fiscal Year [GRI 2 - 12] The Risk Management Policy aims to strengthen the company's sustainability, ensure its operational continuity, and enhance its organizational resilience through anticipation, preparation, response, and recovery from adverse events . This policy establishes the purpose, principles, scope, and framework for comprehensive risk and opportunity management, as well as a governance scheme defined at different management levels : strategic, business, project, and process . Its implementation allows the company to align its efforts around identifying critical risks, mitigating their impacts, and maximizing opportunities . The risk management methodology is an integral part of the policy and is primarily based on the ISO 31000 and COSO ERM standards . The detailed methodology is contained in the Risk Management Handbook and refers to seven main stages, including : establishing the context, risk identification, analysis, evaluation, treatment, communication and consultation, and monitoring and review . This methodology aims to define management strategies that reduce the likelihood of risks occurring and their negative impacts, both economically and reputationally, thereby maximizing opportunities . In 2024 , the company reaffirmed its commitment to long - term sustainability, focusing its efforts on managing risks that could affect its corporate strategy and leveraging opportunities to strengthen its resilient culture in an increasingly dynamic and challenging environment . In compliance with the Integral Risk Management Policy, to ensure the continuity and sustainability of the business over time, in 2024 , with the participation and leadership of Senior Management, an analysis of the main risks and opportunities was conducted within the framework of . 52 the trends and the political, economic, social, technological, environmental, and legal context, at a global and sectoral level ; from the industry's dynamics on the business operation and the company's strategic vision . From this analysis, the new strategic risk profile was obtained, which was reviewed and approved by the Audit and Risks Committee and the Board of Directors . The details of the strategic risk profile can be viewed in the "Strategic Risks" section of this report . During 2024 , with the support of external experts, strategic risks were monitored : cybersecurity and political and legal, was carried out before the Audit and Risks Committee ; where an in - depth analysis of the short, medium, and long - term outlook of the behavior of risks at a global and local level was conducted, and a set of treatment measures and management strategies were presented to mitigate the probability and negative impact of these risks materializing . Additionally, in compliance with the regulatory requirements established by the SEC (Securities and Exchange Commission), the evaluation that allowed calculating the materiality of cybersecurity risk, and the structure and internal guidelines to manage and disclose cyber events that may materialize at Grupo Éxito, was presented to the Audit and Risks Committee . As part of the evolution in the maturity level of Grupo Éxito's Integral Risk Management System, in 2024 , the process of quantifying strategic risks was strengthened, achieving the construction of the cybersecurity risk model, which aims to calculate the maximum expected loss in financial terms . As part of the continuous improvement of the risk management methodology, a practical guide was developed that establishes clear guidelines for all employees to easily identify their risks, thus promoting team self - management . This process included updating the risk matrix, aligning it with the latest trends in the field, and creating a detailed guide that directs employees step - by - step in completing the matrix, both at the process and project levels of the company . At the beginning of this year, the company conducted an analysis to identify vulnerable issues that could generate a negative impact on the company's perception among its stakeholders . The methodology included the articulation and active collaboration of various areas of the organization, allowing for a comprehensive view of reputational impacts . During the period, in coordination with the company's Disclosure Committee, a comprehensive risk management exercise related to the process of disclosing financial and market - relevant information was carried out . As part of the Business Continuity Plan (BCP), the company reinforced its focus on the Operational Business Impact Analysis (operational BIA), an essential tool to identify and prioritize the minimum necessary human, technological, and physical resources to ensure the continuity of operations in case of interruptions . 53

In line with this objective, contingency strategies were designed and established for two critical processes : purchasing and merchandise distribution, which are measures to be implemented in the event of interruptions, with the aim of ensuring these processes operate normally, minimizing friction . Additionally, in collaboration with the IT team, the company conducted Disaster Recovery Plan (DRP) tests as part of business continuity strategies . These tests allowed for the evaluation of the effectiveness of the established protocols to ensure operational availability and minimize the impact of disruptive events . In parallel, the company worked to maintain the OEA (Authorized Economic Operator) certification granted by DIAN . As part of the actions taken, a comprehensive analysis was carried out to identify and evaluate key risks related to international supply, with a specific focus on ensuring business continuity in the face of potential supply chain interruptions . In 2024 , we continued to strengthen our capabilities in implementing the TCFD (Task Force on Climate - Related Financial Disclosures) methodology, with the aim of enhancing governance, strategy, and risk management related to climate change mitigation and adaptation . Additionally, with the support of the Colombian Climate Asset Disclosure Initiative (CCADI), training on climate risks and opportunities was provided to the CEO . This effort allows us to advance in integrating sustainability into our business model, aligning with global climate change mitigation and adaptation goals, generating significant transformations in the company in the medium and long term, and building a resilient business model capable of responding to current and future environmental challenges . [GRI 2 - 17 ] Furthermore, the company, under the advice of a specialized Allianz team, inspected eight (8) warehouses to review the current physical risk status of the facilities, considering the type of construction, occupancy, protection, and exposure . At the end of each inspection, satisfactory results were obtained regarding their physical condition . 172 national social audits were conducted on our private label suppliers of food, non - food, and home products, where the risks associated with the following aspects were evaluated : Child labor employment. Forced labor. Diversity and inclusion. Disciplinary practices. Harassment and abuse. Freedom of association and complaint mechanisms. Working hours and overtime. Health and safety at work. Quality and safety. Environment. 54

92.4% of the audited suppliers obtained satisfactory results. For the remaining suppliers, action plans were defined to promptly close the gaps found during the audits. To continue reducing the gaps identified in the supplier evaluation process, sessions the following training on social and environmental topics were created, impacting 65 suppliers. Business Sector and Breastfeeding. Diversity and inclusion with a gender focus. Environmental Management focused on the Single Environmental Registry (RUA). Strategic risks IIn 2024 , we updated the new strategic risk profile in line with the Integral Risk Management Policy, which includes an annual cycle of management and validation of strategic risks within the framework of the company's strategic planning . This cycle can also be activated whenever there are significant changes in the context or in the definition of the corporate strategy, ensuring a swift and aligned response to new challenges and opportunities . As part of the strategic risk profile update exercise carried out in 2024 , a comprehensive review of the risks identified in the previous period related to information security, cybersecurity, and personal data management was conducted . As a result of this analysis, these risks were unified under the consolidated term "Information Security," with the aim of obtaining an integrated view of information security . Additionally, risks related to product and food quality and safety, supply chain, financial, artificial intelligence, human talent, market share, and demand behavior were evaluated and classified at another risk level, according to their nature and potential strategic impact . To evaluate strategic risks, the company's risk appetite, which was approved by the Board of Directors, is considered . Criteria of probability and impact are established to determine the severity level of strategic risks on four (4) scales : Low, Medium, High, and Extreme . Probability defines the time in which the risk may materialize over different periods and is classified into five levels : Almost certain, Probable, Possible, Unlikely, and Rare . Impact is understood as the consequences that Grupo Éxito could suffer if the risk materializes at a reputational or financial level, and it is also classified into five levels : Catastrophic, Major, Moderate, Minor, and Insignificant 55

Based on this analysis, the strategic risk profile for the year 2024 was updated: Financial impact is associated with the effect on EBITDA that the possible materialization of a risk may generate, and reputational impact is associated with : a) the perception that permeates different stakeholder groups, b) the recall of events over different periods, c) the dissemination in various traditional media, d) the influence at local, national, and international levels, and e) the reach of interactions on social networks . As part of risk management, governance and escalation are structured according to the severity identified in the annual assessment . Risks classified as "Extreme" severity are monitored by the Audit and Risks Committee, who report directly to the Board of Directors . Risks classified as "High" severity are supervised by Senior Management and reported to the Audit and Risks Committee . Finally, risks classified as "Medium" severity are managed by Senior Management and only escalated to the Audit and Risks Committee if their impact exceeds the established risk appetite . This facilitates the identification of the most critical risks, which must be prioritized and managed with appropriate mitigation strategies . Social Risk Probability: Possible Impact: Major Severity Level: Extreme Information Security Risk Probability: Possible Impact: Moderate Severity: High 56

6 Risks 4 Business transformation 3 Information Security 5 Political and legal 2 Macroeconomic 6 Climate change 1 Social Risks monitored by Senior Management and reported to the Audit and Risks Committee when they are outside the appetite in relation to the annual risk assessment. Risks monitored by Senior Management and informed to the the Audit and Risks Committee. Medium 50% - 3 risks High 33% - 2 risks Risks are monitored by the Audit and Risks Committee and informed to the Board of Directors. E \ treme 17% - 1 risk Escalation level 57

Risks monitored by the Audit and Risk Committee and reported to the Directive Board

Social:

Extreme Risk

Description

Externalities for the company from stakeholder groups due to an environment of discontent and social instability that can affect organizational relationships, operations, and the company's business activities

Oportunities

- Closer engagement between the operation and its surrounding community.
- Generation of creative and alternative projects with low investment and high impact.
- Gaining the support of communities in times of crisis.

Treatment measures for priority strategic risks

- Social projects or strategic social reinvestment for a positive impact on society. E.g., Green Terraces, Paissana.
- Community development program through actions such as employability, zero malnutrition, local purchasing, and sustainable trade.
- Diversity and inclusion actions.
- Plans and protocols for emergency and crisis response.
- Partnerships between institutions for community development.

Risks monitored by Senior Management and reported to the Audit and Risk Committee when they are outside the appetite based on the annual risk assessment

Macroeconomic

High Risk

Description

Impact on Financial Objectives Due to Volatility in Key Macroeconomic Variables, Resulting in an Impact on the Company's Activity.

Oportunities

- Better results as a consequence of expense management.
- Positive impact on sales as a result of a strong commercial strategy.
- Self-generation of energy through clean sources.

Treatment measures for priority strategic risks

- Expense control and additional optimization actions
- Interest rate hedging strategies for debt and foreign currency obligations
- Availability of resources and renegotiation of interest rates on credit lines
- Action plans for working capital to improve cash flow efficiency
- Commercial strategy to protect the customer
- Strengthening of own brand and unbeatable strategy

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Risks monitored by Senior Management and reported to the Audit and Risk Committee when they are outside the appetite based on the annual risk assessment.

Information Security

High Risk

Description

Impact on the availability, integrity, confidentiality, and privacy of digital and physical assets due to threats arising from cyber attacks, data breaches, non-compliance, or vulnerabilities in the internal and external processes of information custody and management.

Oportunities

- Strengthening the information management system and the culture of self-care regarding it.
- Strengthening data management to enable proper monetization and utilization of data.

Treatment measures for priority strategic risks

- Training and communication to different stakeholders (employees, suppliers).
- Cyber-Risk insurance policy.
- Ethical Hacking tests.
- Access management for authentication and authorization.
- 24x7 SOC (Security Operation Center) event monitoring.
- Compliance with standards and best practices. For example: SOX, PCI, SWIFT, NIST, ISO 27000.
- Business Continuity Plan.
- Coverage of confidential information in contractual obligations for the protection of information.

Risks monitored by Senior Management and reported to the Audit and Risk Committee.

Business Transformation

Medium risk

Description

Challenges in the optimization process to adapt to new market conditions and the demands of customers and investors, in order to increase profitability, sustainable growth, and enhance the value proposition to customers

Oportunities

- Lightweight structure and simplified processes that allow for greater expense control and efficiencies.
- Sustainable growth and profitability.
- Unification of formats.
- Greater opportunities for suppliers and better service to customers.

Treatment measures for priority strategic risks

- Change management strategies.
- Training in required skills: self-development and adaptive capacity.
- Definition of leadership framework, processes, and efficient company structure.
- Stakeholder engagement plan.

Político y Jurídico

Description

Uncertainty in the legislative and regulatory environment due to reforms or political climate that affects the company's operations.

Oportunities

- Strengthen the ability to read the environment and evaluate business action methods.
- Leverage relevant scenarios for the company that allow for building relationships with specific stakeholder groups.

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Risks monitored by Senior Management and reported to the Audit and Risk Committee. Treatment measures for priority strategic risks Participation in industry and business dialogue spaces within the framework established by law. Simulation of budget scenarios, review of operational models. Review, management, and adaptability to regulations. Example: Tax reform, labor reform. Strategic partnerships with local suppliers. Policy for engagement with state entities. Regulatory monitoring. Retrofit project and energy efficiency plans. Preventive refrigeration maintenance with in - house technicians to mitigate carbon footprint. Monitoring of legislation and trends. Reduction of single - use plastics. Expansion and conversion policy ensuring the switch to refrigerant gases with a GWP (Global Warming Potential) of less than 150. Climate Change Description Vulnerability to operate and conduct business activities due to the increase in the severity of extreme weather events that affect operations. Oportunities Raise awareness and strengthen knowledge in senior management and the board of directors about climate change. Greater efficiency in the consumption of resources and company expenses. 60

Description, opportunities and treatment measures for priority strategic risks

Name of the risk	Description	Opportunities	Treatment measures
Macroeconomic	Impact on financial objectives due to volatility in key macroeconomic variables, which generates an impact on the company's activity.	*Better results as a consequence of expense management. *Positive impact on sales as a result of a strong commercial strategy. *Generation of own energy through clean sources.	*Expense control and additional optimization actions. *Interest rate hedging strategies for debt and foreign currency obligations. *Availability of resources and renegotiation of interest rates on credit lines. *Action plans in working capital for cash flow efficiency. *Commercial strategy to protect the customer. *Strengthening of own brand and unbeatable strategy.
Information Security	Impact on the availability, integrity, confidentiality, and privacy of digital and physical assets due to threats arising from cyberattacks, data breaches, non-compliance, or vulnerabilities in the internal and external processes of information custody and management.	*Strengthening the information management system and the culture of self-care regarding it. *Strengthening data management to enable proper monetization and utilization of data.	*Training and communication to different stakeholder groups (employees, suppliers). *Cyber-Risk insurance policy. *Ethical Hacking tests. *Access management for authentication and authorization. 24x7 event monitoring by SOC (Security Operation Center). *Compliance with standards and best practices. For example: SOX, PCI, SWIFT, NIST, ISO 27000. *Business Continuity Plan. *Confidential information coverage in contractual obligations for information protection.
Social	Externalities for the company from stakeholders due to an environment of discontent and social instability that can affect organizational relationships, operations, and the development of the company's commercial activities.	*Closer engagement between operations and the surrounding community. *Generation of creative and alternative projects with low investment and high impact. *Gaining the support of communities in times of crisis.	*Social projects or strategic social reinvestment for positive societal impact. Example: Terrazas Verdes and PaisSana. *Community development program through actions such as employability, zero malnutrition, local purchasing, and sustainable commerce. *Diversity and inclusion actions. *Plans and protocols for emergency and crisis response. *Partnerships between institutions for community development.
Business transformation	Challenges in the optimization process to adapt to new market conditions and the demands of customers and investors, in order to increase profitability, sustainable growth, and enhance the value proposition to customers.	*Lightweight structure and simplified processes that allow for greater cost control and efficiencies. *Sustainable growth and profitability. *Standardization of formats. *Greater opportunities for suppliers and better service to customers.	*Change management strategies. *Training in required skills: self-development and adaptive capacity. *Definition of leadership framework, processes, and efficient company structure. *Stakeholder engagement plan.
Political and legal	Uncertainty in the legislative and regulatory environment due to reforms or political conditions that affect the company's operations.	*Strengthen the ability to read the environment and evaluate business action methods. *Leverage relevant scenarios for the company that allow for building relationships with specific stakeholder groups.	*Participation in industry and business dialogue spaces within the framework established by law. *Simulation of budget scenarios, review of operational models. *Review, management, and regulatory adaptability. Example: Tax Reform, Labor Reform. *Strategic partnerships with local suppliers. *Relationship policy with state entities. *Regulatory monitoring.
Climate change	Vulnerability to operate and develop commercial activities due to the increase in the severity of extreme weather events that affect operations.	*Raise awareness and strengthen knowledge in senior management and the board of directors about climate change. *Greater efficiency in the company's resource consumption and expenses.	*Retrofit project and energy efficiency plans. *Preventive refrigeration maintenance with in-house technicians to mitigate carbon footprint. *Monitoring of legislation and trends. *Reduction of single-use plastics. *Expansion and conversion policy ensuring the conversion to refrigerant gases with a Global Warming Potential (GWP) of less than 150.

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Emerging Risks In a dynamic and constantly changing business environment, identifying and managing emerging risks is crucial to ensuring sustainability and competitiveness . As part of the integral risk management strategy, the organization has made progress in implementing measures that strengthen its monitoring and response capabilities to emerging risks . Among these risks are cybersecurity, with increasing threats of sophisticated attacks that compromise the confidentiality, integrity, and availability of critical information ; climate change, which poses challenges such as extreme events, stricter regulations, and sustainability pressures that could affect operations and the supply chain ; and disruptive technologies, whose rapid advancement creates uncertainty in adoption, obsolescence, and adaptation to new competitive dynamics in the market . To address these challenges, the organization has implemented predictive analysis models, including early warnings and dynamic dashboards, thus strengthening comprehensive monitoring and improving its proactive response capability to these emerging risks . Secondary Risks During the year, secondary risks related to the company's exposure and vulnerability to incidents impacting key third parties were identified, categorized as Third - Party Vulnerability Risk . These risks include cyberattacks on critical suppliers and business partners with insufficient security measures, which could compromise data confidentiality and integrity, as well as supply chain disruptions due to natural disasters, financial problems of suppliers, and failures in technological infrastructure . However, although these risks were identified, they did not impact the company . Cybersecurity Management In 2024 , the company adopted international standards and best practices in information security, such as ISO 27001 , NIST, and PCI , as references to define and support its technology and information security strategy . Based on these guidelines, it establishes and implements technical and operational controls aimed at identifying and managing security risks present in the current environment . The identification and management of vulnerabilities in information systems and components are understood as fundamental elements in preventing incidents within the adopted security strategy . 62

The organization continues to strengthen the various layers of cybersecurity risk management . Throughout the year, it has maintained a program of activities to enhance proactive and reactive protocols that contain threats and exposures in an increasingly digital and interconnected context . It remains committed to adhering to the highest standards, such as ISO 27001 , NIST, the regulations of the Superintendence of Industry and Commerce, the Sarbanes - Oxley Act (SOX), and certifications related to payment methods and electronic transactions (Payment Card Industry - PCI), among other guidelines aimed at mitigating the possible leakage or exposure of partial customer data [FB - FR - 230 a . 1 ] . Information security risk, including cybersecurity, remains one of the organization's strategic risks and is periodically monitored by the Board of Directors and the Audit and Risks Committee, with the aim of generating trust among customers and partners regarding the cybersecurity and data governance strategy . Risks materialization during the year During 2024 , there was no materialization of risks that significantly impacted the company's operations, reputation, or strategic objectives . Risk Transfer and Retention Initiatives In the company's risk management, the transfer of those risks that can be addressed under a scheme of traditional mechanisms or insurance policies is considered, seeking to cover the main risks, especially those of greater severity, such as damage to the company's assets, possible losses during the transportation of goods, liability of administrators, internal and external fraud, property liability for damages to third parties, and cyber risk . Throughout the year, progress was made in the financial optimization of cybersecurity and material damage risks, exercises that allow identifying the probability of exceeding the risk tolerance capacity, the insured loss limit, the economic cost of risk (ECOR), and the premium efficiency ratio, as well as the probability that indemnities exceed the premium paid . Additionally, exercises were carried out to quantify the civil liability risks of directors and administrators, and earthquakes . The purpose of these exercises is to define an appropriate scheme for risk transfer . Control Activities Control activities in 2024 remained framed under the company's internal policies and procedures, aimed at operational excellence, technological innovation, and digital transformation . 63

Through continuous improvement methodologies such as Lean, Six Sigma, process automation, and agile approaches, the company optimized the management of key processes, ensuring alignment with strategic objectives and strengthening its resilience to environmental changes and business transformation . The company conducted its annual evaluation of the maturity level of the organizational control system, identifying improvement opportunities and implementing concrete actions to enhance performance . Compliance with the control framework established by the Sarbanes - Oxley Act (SOX) was consolidated through periodic tests and reviews ; identified gaps were managed with action plans approved by the relevant governance bodies, ensuring effective execution aligned with international standards . In response to new demands in the digital environment and cybersecurity, the company strengthened its policies and practices in this area . Improvements were made in the protection of transactions, discounts, and payment methods, prioritizing a secure environment for consumers and operations . This effort included the continuous review of technological infrastructure under the guidelines of the SEC's "Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure" rule . In this context, robust criteria were defined for the identification and disclosure of material cybersecurity incidents, enhancing response capability and regulatory compliance . The update of the identification of fraud, bribery, and corruption risks allowed the company to identify exposure levels and reinforce key controls . Additionally, mechanisms for preventing risks associated with money laundering, terrorism financing, and others were reviewed, contributing to regulatory compliance and operational sustainability . During 2024 , the company also consolidated its management systems related to occupational health and safety, road safety, BASC, and Authorized Economic Operator (AEO) . These systems were fundamental in ensuring the integrity and efficiency of logistics and transportation operations . These actions, along with the continuous supervision of the control system by Senior Management and the Audit and Risks Committee, have strengthened control actions that ensure the achievement of business objectives and the trust of various stakeholders . 64

Information and Communication The company has continued with its information and communication model, ensuring transparency, timeliness, and accuracy in the disclosure of relevant information for business management and protection . This model remains aligned with regulatory guidelines in Colombia and the international standards required by the SEC (Securities and Exchange Commission), ensuring compliance with all disclosure obligations and promoting trust among stakeholders . The company continues to strengthen its policies and procedures to ensure that strategic, operational, and financial information flows efficiently between different organizational levels and to the market . This comprehensive approach ensures that shareholders, investors, employees, and other stakeholders have accurate and timely information that supports decision - making and fosters long - term relationships based on trust . Internally, communication channels facilitate collaboration, knowledge management, and access to key data . In its interaction with the market and other stakeholders, the company proactively and transparently discloses information related to its financial, strategic, and sustainability performance . This includes periodic reports, relevant communications, and informational sessions that ensure a clear understanding of the organization's initiatives and results . Additionally, the company permanently implements monitoring and control mechanisms that allow for the identification and management of information flows, ensuring compliance with local and international regulations . In this regard, it adheres to its confidentiality and cybersecurity policies, providing additional protection against risks associated with the management of sensitive and strategic data . In an environment marked by business transformation and regulatory and environmental changes, the company, now under the leadership of Grupo Calleja, reaffirms its commitment to excellence in information and communication management as a fundamental pillar to protect the interests of its shareholders and other stakeholders, and to ensure the sustainability and continuous growth of the business . Supervision and Monitoring As part of its commitment to continuous improvement and strengthening the Internal Control System, the company, now under the leadership of Grupo Calleja, has consolidated its efforts in supervision and monitoring, ensuring robust corporate governance aligned with best practices . 65

The Audit and Risks Committee continued to perform its key functions in overseeing the most relevant aspects of corporate management, particularly those related to : Supervision of the quality and integrity of financial information and regulatory reporting. Monitoring of corporate risk management, internal audit, and statutory audit. Review of related party transactions and conflict of interest management. Additionally, the Committee's regulations were updated to incorporate the guidelines and expectations of Grupo Calleja, strengthening its framework of action . Internal Audit played a strategic role as an independent guarantor of compliance with corporate governance standards and norms, the effectiveness of the control system, and the supervision of strategic projects . During 2024 : Audits were conducted based on an annual risk - based plan, approved by management and the Audit and Risks Committee . These audits covered key processes in the subsidiaries . Investigations into possible frauds reported through whistleblowing channels were supported, ensuring a quick and effective response . Corrective action plans were promoted with Senior Management and process owners, ensuring sustainable improvements in the design and operation of the Internal Control System . As part of its commitment to shareholders and investors, the company successfully completed the annual evaluation of compliance with the Sarbanes - Oxley Act (SOX), with a detailed review of identified control deficiencies and the implementation of corrective actions reported to the Audit and Risks Committee . Additionally, a new evaluation of the maturity level of the Internal Control System was carried out, including national and international subsidiaries, which allowed for the identification of progress compared to the previous year, changes based on business transformation, and the establishment of clear objectives to update and strengthen areas with improvement opportunities . The audit firm PriceWaterhouseCoopers was named as Statutory Auditor and consolidated as a strategic ally, independently evaluating accounting, financial, and control systems, ensuring the preparation and disclosure of reliable information and compliance with applicable legal and regulatory frameworks . 66

Finally, the company strengthens its continuous improvement approach by incorporating learnings derived from supervision and monitoring, ensuring that the Internal Control System not only complies with regulatory standards and best practices but also adapts to its transformation and a dynamic and competitive environment, enhancing its sustainability and generating trust among stakeholders . Driven to permeate a culture of compliance and integrity among its various stakeholders, the company continued to strengthen its policies and procedures, adhering to the legal provisions corresponding to the Transparency Program, the Anti - Money Laundering and Counter - Terrorism Financing Program, and the Financing of the Proliferation of Weapons of Mass Destruction, as well as the Personal Data Protection Program . In 2024 , the management of these Programs is focused on continuous improvement, aimed at generating trust and establishing valuable relationships with different stakeholders, as well as developing strategies aimed at strengthening a culture of integrity, as one of the fundamental pillars in compliance risk management . Transparency Program [GRI 2 - 26 ] [GRI 205 - 1 ] Inspired by the promotion of ethical, transparent, and integral behaviors, the company reinforces its commitment and declaration of rejection of any form of bribery and corruption . Thus, through the Transparency Program, endowed with principles and values, which also includes the Code of Ethics and Conduct, Donation Policy, Policy on Giving and Receiving Gifts and Favors , among other policies, procedures, and manuals that develop it, it seeks to define a framework of action that harmonizes with corporate principles and values, as well as in response to the regulatory framework that governs it . In line with this commitment and the regulatory obligation that links the management of the Program, during 2024 , the company continued the management of the Transparency Program, focusing its efforts on fostering a culture of responsibility and commitment aimed at rigorous compliance with the policies that develop it ; seeking that each of these actions has a multiplier effect in managing healthy, transparent, objective, and valuable relationships with all stakeholders . Below are the main actions developed in the different elements that make up the Transparency Program for managing risks such as bribery and corruption : Compliance 67

Organizational Structure : in line with the commitment and functions described in the organizational structure of the Transparency Program, the company's management and Senior Management continued their participation in the supervision and management of corruption and transnational bribery risks . Thus, the following are highlighted : the role of the Board of Directors and its Audit and Risks Committee in approving policies designed under the applicable regulatory framework ; likewise, the development of the Ethics Committee, as a body representing Senior Management, from its leadership in promoting the highest ethical conduct, through monitoring the policies that constitute the Transparency Program, and in the same vein, knowing and guiding investigations, especially cases that come through the reporting channels for acts of transnational bribery and corruption . Supervision [GRI 205 - 1 ] : in compliance with the duties and activities of the Board of Directors, supervision of the management of the Transparency Program continued through the monthly and semi - annual management reports presented by the Compliance Officer, detailing the main progress on each of the elements that make up the Program . In addition, as a function of independence and guarantee of objectivity in the evaluation of the company's processes, Internal Audit maintained permanent support with a proactive and preventive approach, seeking continuous improvement in risk management systems, as corresponds to the risks of transnational bribery and corruption, following the guidelines established in the applicable local and international regulations . Risk Assessment [GRI 205 - 1 ] : one of the elements that make up the Transparency Program is the assessment of transnational bribery and corruption risks, which allows identifying the level of exposure that each of these processes may have to the mentioned risks ; as well as the existing controls, treatment measures, and their impact in case of materialization . In response to this management, the exercise of updating the transnational bribery and corruption risk matrix continued, allowing the results of the evaluated risks to be known and thus defining their level of prioritization, enabling the establishment of strategies to take early actions on those risks that require a greater reduction in the probability of occurrence and impact . Disclosure and Awareness [GRI 205 - 2 ] : promoting a culture of ethics and transparency in the company has become an enabling tool, equipped with criteria and guidelines directed at each of the stakeholders, including employees, to encourage compliance with policies and procedures, as well as to ensure integral and transparent relationships among stakeholders . In line with this philosophy, through various communication and awareness strategies, the annual disclosure plan continued under the concept " Soy Transparente (I am transparent) ," which was developed in three (3) work fronts 68

In line with the above, communication and awareness strategies were designed and executed, aiming to reinforce norms and guidelines integrated into the various policies and procedures that provide a framework for action . Below are the main communication and awareness actions developed during 2024 . Internal Communication [GRI 205 - 2 ] : communication actions were directed at employees at all levels of the organizational structure directly linked to the company, with a special focus on those areas and processes that have a high level of interaction with third parties . In line with this strategy, the main changes presented in the Policies that were updated were communicated, particularly regarding the Transparency Program and the Policy on Giving and Receiving Gifts and Favors ; as well as the development of new policies, especially with the formalization of guidelines for the protection of whistleblowers, integrated through the Non - Retaliation Policy for Reports or Complaints . Additionally, the guidelines established regarding the use of reporting channels, Conflict of Interest Policy, and conduct standards established in the Code of Ethics and Conduct were reinforced . Complementing the above, the management reports by the Compliance Officer communicated to the Board the various actions developed around the management of the Transparency Program and its different elements, including the policies and procedures that integrate it . External Communication [GRI 205 - 2 ] : disclosure to external audiences is another awareness strategy developed within the company, seeking to involve each of the stakeholders in the knowledge and adherence to the main guidelines and conduct standards established in the internal policies, aimed at establishing and maintaining relationships characterized by integrity and transparency . Among the disclosure actions, the communication of reporting channels was continued as a guiding instrument for reporting actions that go against corporate ethical principles and values ; likewise, the main changes presented in the various policies and procedures, including the Policy on Giving and Receiving Gifts and Favors , were communicated . Prevention : "We firmly believe in transparency and honesty as fundamental principles in all our operations . " This aims to highlight and reflect the role and responsibility of each collaborator and how they contribute to fostering a culture of ethics and transparency in their daily activities . Control : Under the message "Soy transparente cuando (I am transparent when)," we seek to convey reflections on ethical behavior when we comply with the various policies developed by the company . Reporting Channels : Promote the use of reporting channels under the premise "Soy transparente y actúo (I am Transparent and I Act) . " 69

Awareness [GRI 205 - 2 ] : in compliance with the training strategy defined by the company, the virtual e - learning training program called "Guardianes Grupo Éxito" was continued, through which 21 , 619 employees at all levels of the organization, both corporate and operational, were trained during 2024 . The training program includes the following thematic areas : i) Code of Ethics and Conduct , which aims to remind the general guidelines directed at promoting healthy and sustainable relationships with the company, customers, shareholders, employees, suppliers, subsidiaries, both national and international, the State, and competitors ; ii) Transparency Policy , through which the company's commitment to promoting the highest ethical conduct among its stakeholders is declared ; iii) Conflict of Interest Policy , reinforcing concepts about situations that give rise to conflicts of interest ; iv) Policy on Giving and Receiving Gifts and Favors , reminding the general guidelines and principles that must be followed for the giving and receiving of gifts and hospitality ; v) Donations Policy ; and finally vi) Reporting Channels , communicating the channels that the company has made available for reporting any type of information, doubt, or suspicion of acts that go against the aforementioned policies and, in general, against transparency . In harmony with the above, as part of the actions to prevent and manage the risks of transnational bribery and corruption, 881 employees were trained during 2024 through the training program called Transparency Program, aimed at a specific audience who, by the nature of their functions, have a higher level of exposure to the risks of bribery and corruption . This program includes elements that reinforce the commitment of employees to promoting integral relationships, as well as concepts and definitions about the risks of bribery and corruption, elements that integrate the Transparency Program, and the procedure developed by the company to manage situations received through the reporting channels . The active participation in awareness sessions directed at operations is highlighted, with the participation of 14 employees related to store supervisor positions . The points developed in this space included a tour of the main elements contained in the Transparency Program, the contribution of the value of ethics to the Higher Purpose, and experiential reflections on the commitment that employees have in each of our work functions . Convinced that training through practical and real examples is an awareness strategy that helps guide what to do in various situations that an employee may face in their daily work, an awareness exercise on ethical dilemmas was developed in 2024 , in which 35 store leaders from different regions of the country participated . 70

Complaint Channels [GRI 2-26] [GRI 205-3]: During 2024, the company conducted comprehensive management of the reporting channels through continuous monitoring of their operation, evaluating confidentiality and efficiency, and recognizing their function as a detective tool in comprehensive risk management, especially regarding events associated with bribery and corruption risks. As an integral part of the communication plan, the dissemination of the existence of the reporting channels was reinforced, promoting the commitment to act by reporting situations that threaten transparency, allowing for the detection, prevention, and management of bribery and corruption risks. Their dissemination was carried out extensively through various internal and external means, making these channels a thematic focus in forums, supplier training sessions, social networks, websites, and the corporate intranet.

[GRI 205-3] In 2024, the company received 872 reports through the various reporting channels for alleged acts against ethics and transparency, all of which were investigated without exception. This management was carried out in accordance with the roles and responsibilities established in the respective internal procedure, which includes the participation of expert managers responsible for the investigation, depending on the nature of the reported situation, with continuous support from the Ethics Committee. The top five types of reports, by total number received in 2024, were as follows:



Top 5 cases received
Worplace harassment
55
Conflicts of interest
75
Fraud, theft and misuse
155
Leadership styles
183
Irregularities in compliance with policies
193

The information provided refers to cases received through the reporting channel, not to verified cases.

[GRI 205-3] Of the total concluded reports, which correspond to 804 cases, 25% were verified in 2024. None represented a material impact on the company. The top five types of proven cases are presented below, along with their respective behavior over the last four years:



Top 5 Types of Verified Cases
2022
2023
2024
Irregularities in compliance with policies
61
90
82
Leadership styles an behavior
24
37
68
Theft
20
11
8
Conflicts Interest
4
4
21
Bribery
1
2

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[GRI 205 - 3 ] In response to the completed and verified reports, measures were implemented in line with the definitions provided and communicated in the Code of Ethics and Conduct . The main measures implemented were : 68 feedback measures for employees. 45 administrative decisions on termination of employments contracts. 27 control update processes, related to procedure adjustments, automatic controls, policy design, monitoring, among others. 17 employee transfer processes. 5 judicial actions. None of the completede and verified reports corresponded to acts of bribery or corruption related to public officials, nor to acts associated with money laundering, terrorism financing, or financing the proliferation of weapons of mass destruction . Likewise, as of the date of the report, none of the confirmed cases involved a breach or compromise of confidential information regarding customer privacy . Currently, the company is not involved in any ongoing administrative or judicial processes related to corruption and bribery . Employee Conflicts of Interest Management : In addition to managing conflicts of interest for members of the Board of Directors and Senior Management, as described in the respective chapter of this report, the company complied with the Conflict of Interest Policy developed in the Code of Ethics and Conduct . This compliance is supported by continuous training, education, and culture - building among employees, emphasizing the importance of timely managing situations that may pose a potential risk of loss of objectivity in their duties, as well as the mechanisms for registering such situations . This compliance was reflected in the total number of declarations received, especially following the annual conflict of interest declaration campaign, which yielded positive results, mobilizing the company around the annual conflict of interest declaration for the target audience, achieving 4 , 235 declarations indicating the existence or absence of a conflict of interest . The highest number of declared situations corresponded to the categories of "working with a relative or significant other in the company" and "relatives or associates working for third parties with ties to the company . " Regarding situations reported by employees at levels 3 , 4 , 5 , 6 , and 7 of the organizational structure, the Conflict of Interest Committee provided pertinent recommendations aimed at safeguarding the company's interests . 72

Relationship with the State : In the framework and development of the various initiatives to manage the company's interests, the rules of conduct established in the Code of Ethics and Conduct were followed, specifically those that provide guidelines on the relationship with the State and public officials . In 2024 , and since 2015 , the company has not made donations to campaigns, candidates, or political movements . Program Management for the Prevention and Control of Money Laundering, Financing Terrorism, and Financing of the Proliferation of Weapons of Mass Destruction (ML/FT/FPWMD) The management of the risk of money laundering, financing of terrorism, and financing of the proliferation of weapons of mass destruction (ML/FT/FPWMD) is a fundamental component to ensure the integrity and long - term sustainability of the company . Beyond being a matter of regulatory compliance, it seeks to protect the company from the misuse of its operations for purposes that go against the principles and values developed within the organization, as well as to preserve the company's reputation, and the trust of customers, business partners, and society . Based on this commitment, the company has been developing various strategies focused on managing this risk, which include the following activities within the framework of the ML/FT/FPWMD Prevention Program structure : Leadership, Commitment and Organizational Structure : The company, as a continuous demonstration of its commitment and focus on continuous improvement in the development and articulation of the ML/TF/FPWMD Risk Management System, maintains a clearly defined functional structure led by the Board of Directors, responsible for monitoring and driving the evolution of the system with a preventive approach . During 2024 , it participated in the evaluation and approval of policies and procedures, as well as the management of the Program itself through its various committees . Due Diligence : The company, oriented towards managing risks in a preventive manner, recognizes the importance of knowing its stakeholders to ensure transparency, informed decision - making, and ultimately regulatory compliance . Thus, it has a due diligence procedure aimed at intrinsically evaluating the risks of a third party based on their knowledge to ensure the achievement of transparent relationships . Under this premise, during 2024 , the company conducted a total of 135 , 070 validations in restrictive and binding lists, as well as in public sources for the management of ML/TF/FPWMD risks on the different stakeholders with whom Grupo Éxito established some type of commercial and/or contractual relationship, including suppliers, business customers, employees, shareholders, and other related third parties . 73

Monitoring : As part of the elements that integrate the ML/TF/FPWMD risk prevention program, and its importance as a detective tool, the evaluation and monitoring of generated alerts were enhanced . These alerts supported timely decision - making and actions for the prevention and mitigation of the risks to which the company is exposed as a result of its social purpose and interaction with different stakeholders . Training and Dissemination : The company, committed to building and promoting a culture of transparency, carried out training and dissemination actions regarding the guidelines, objectives, principles, elements, and duties of the different actors that integrate the ML/TF/FPWMD risk prevention system . In line with this, during 2024 , a communication and training plan was structured and executed, which included various internal focused training sessions . Additionally, a communication campaign was developed to reinforce the fundamental elements of the system, the main policies and procedures, with special emphasis on the channels for reporting unusual operations as a fundamental mechanism for timely and effective management, starting from prevention . Management of the Personal Data Protection Program In the current context, where digitalization and information exchange have become a primary asset for developing strategies aimed at achieving the company's strategic objectives, it is clear that personal data protection becomes an issue not only as an instrument to generate financial value for the company but also as a responsibility to ensure its protection . This seeks to convey trust to customers and prevent other types of risks to which the company could be exposed without proper management . Specifically, beyond being a legal obligation, it is an ethical and strategic responsibility . The following relevant aspects of the management carried out in the Program are highlighted : Management and Senior Managment Commitment : The constructive participation of senior management denotes the commitment to promoting and managing the Personal Data Protection Program, becoming a key factor that drives and ensures that privacy policies and practices are effective . In line with this commitment, it is highlighted how, through strategic leadership, senior management continuously leverages robust and compliant personal data protection within the organization . Thus, during 2024 , four (4) sessions of the Personal Data Protection Steering Committee were held, through which the management of the Program, strategic actions developed around the protection of our customers' personal information, and binding regulatory analyses based on new personal data regulations were reported . 74

Risk - focused management : The company, convinced that program management driven by proper risk management allows for informed decision - making, has maintained this philosophy through the management of personal data and privacy risks as a strategic - level risk within the company, reflected in its corporate strategic risk profile . This has enabled the continuous improvement of the program and the reinforcement of treatment measures to reduce the probability and impact of this risk materializing, considering process owners as fundamental actors in risk management . Management of Habeas Data Consultations and Claims [GRI 418 - 1 ] [FB - FR - 230 a . 1 ] [FB - FR - 230 a . 2 ] : In 2024 , the company received 1 . 539 requests from personal data holders through the habeas data channels provided by the company and available for permanent consultation by stakeholders in our Privacy Policy . These requests were processed in accordance with the procedure defined by the company . These requests are mainly associated with the following types : Program Supervision : As part of the supervision and monitoring activities of the Personal Data Protection Program, the audit function, in its role as the third line of defense, conducted an internal evaluation on the level of implementation of the new applicable personal data regulations, as well as follow - up activities on the compliance with action plans and closure of gaps identified in previous evaluations . All of this, proactively and based on respect for privacy, demonstrates the company's commitment to privacy protection, the adoption of best practices, and the continuous improvement of processes, as well as the monitoring and strengthening of the program . Additionally, permanent monitoring processes were carried out regarding the availability of channels for handling habeas data inquiries and complaints, as well as the substantive and timely handling of these, with the aim of guaranteeing the attention to the right of Habeas Data of information holders . Regulatory Compliance [GRI 2 - 27 ] : In line with the commitment to comply with current regulations, the company, within the established timeframe for various regulatory reports, including the annual update of databases registered in the National Database Registry (RNBD) and the semi - annual report of information associated with complaints received by the company from personal data holders, in accordance with the criteria defined by applicable regulations and pronouncements issued by the competent authority . Data update: 46%. Communication preferences: 16 Change website account data: 4% Remove customer: 14 Know persona data: 4% 75

In terms of personal data, during 2024 , a total of four complaints were registered in the first half of the year and three in the second half, based on the records in the company's information system . Requests from Authorities : The requests and information requirements issued by the competent authority in matters of personal data protection were addressed substantively within the legal term granted . In 2024 , there was no knowledge of possible sanctions or the initiation of investigations related to the management of personal data in the company . Training and Awareness in Compliance Programs [GRI 205 - 2 ] : During 2024 , the company trained 21 . 619 employees through its virtual training programs in the comprehensive module called "Guardianes Grupo Éxito," which covers the fundamental aspects of compliance programs and provides employees with appropriate guidance on the guidelines to follow for the proper management of fraud, bribery, corruption, ML/TF risks, and those associated with the handling of personal data and compliance with applicable regulations . Additionally, in relation to ML/TF risk management, 4 . 359 employees were trained using a methodology focused on specific aspects for managing higher exposure risks in specific areas and processes, such as payment positions, remittance channels, and banking correspondence . For the areas and processes with higher exposure to the mentioned risks, training was provided to a total of 440 employees, focused on : (i) policies and guidelines of the Transparency Program, (ii) the process of reporting and managing unusual operations, as well as due diligence in ML/TF matters, and (iii) the importance of personal data protection . 76

Differences in the Functioning of the General Shareholders Metting between the Minimum System of Current Regulations and that Defined by the Company Bylaws and Rules of Procedure of the General Shareholders Meeting. The activities required for the proper development of the General Shareholders’ Meeting in 2024 were different from the minimum legal requirements established, particularly in the following aspects: General Meeting On March 21 , 2024 , the General Shareholders' Meeting was held, with the participation of 46 shareholders (a quorum of 98 . 21% ), both present and represented, who hold 1 , 274 , 695 , 632 shares . The General Shareholders' Meeting was held in person at the company's administrative headquarters . Main Decisions The General Shareholders' Meeting approved the following decisions during the meeting : Approved the Management Report of the CEO and the Board of Directors for 2023 and the Annual Corporate Governance Report for 2023 Approval of the Financial Statements as of December 31 , 2023 . Approval of the profit distribution proposal. Approval of the amendment to the bylaws regarding the operating regime of the Board of Directors. Approval of the amendment to the General Assemb ly of Shareholders' regulations to align them with the bylaws. Approval of the amendment to the Boards of Directors Election and Succession Polic y . Approval of the amendment to the Boards of Directors Remuneration Policy. Election of Board Directive members for the 2024 - 2026 period. Setting the fees for the Board of Directive for the 2024 - 2026 period. Election of the Statutor y Auditor for the 2024 - 2026 statutor y period. Setting the fees for the Statutor y Auditor for the 2024 - 2026 statutor y period. General Shareholders' Meeting 77

The company has surpassed the legally provided term for the call to the General Shareholders’ Meeting, in order to give its shareholders more time to learn about the matters to be discussed at the respective meeting . The Company bylaws ant the Rules of Procedure of the General Shareholders’ Meeting establish a 30 calendar days notice period for ordinary meetings, which is longer than the legally required terms . In this regard, the Ordinary Meeting of the General Assembly of Shareholders was held on March 21 , 2024 , and was called on February 19 , 2024 . The company granted shareholders a period of five (5) calendar days following the call to the General Meeting of the General Assembly of Shareholders, which began on February 20 , 2024 , and ended on February 24 , 2024 , to : (i) propose the inclusion of one or more items on the agenda of the meeting ; (ii) present new proposals for decisions on the matters included on the agenda ; and (iii) request additional information or ask questions about such matters . In order to provide equitable treatment to its shareholders, on the day of the call, the company published on its corporate website proxy models that included the expression of votes regarding each of the agenda items to be discussed and/or approved at theGeneral Shareholders’ Meeting held in 2024 , so that shareholders could indicate to their representative the direction of their vote . The company published the call for meeting to the General Shareholders’ Meeting of 2024 on the El Tiempo and El Colombiano newspapers ; on the Primera Página and Valora Analitik websites ; through the relevant information mechanism, provided by the Financial Superintendence of Colombia ; on the corporate website ; and in the newsletter News to Investors sent by the Investor Relations Department . Measures Adopted During the Year to Encourage Shareholder Participation During 2024 , the company complied with the provisions of External Circular 028 of 2014 , issued by the Financial Superintendence, known as Country Code, as well as the regulations contained in the bylaws and the company's Corporate Governance Code, regarding the timely, clear, and complete delivery of information to shareholders, well in advance of the date of the Ordinary Meeting of the General Assembly of Shareholders . In this way, the company encourages shareholder participation and ensures respect for their rights . 78

To encourage shareholder participation, the following activities were carried out throughout 2024 : Four publications on quarterly results Four teleconferences on quarterly results One Ordinary Meeting of the General Assembly of Shareholders Information and Communication to Shareholders In January 2016 , the Board of Director approved the Information Disclosure Policy, which is included in the Corporate Governance Code . This policy allows the company's stakeholders to be aware of the situation, evolution, and progress of its business, so they can have sufficient elements for decision - making . The implementation and compliance with this policy are the responsibility of the Information Disclosure Committee, whose composition and responsibilities can be consulted in the Information Disclosure Procedure , approved by the Audit and Risks Committee, available on the corporate website . This procedure is based on the Financial and Non - Financial Information Disclosure Policy contained in the Corporate Governance Code of the Company and the Code of Best Corporate Practices of Colombia (Encuesta Código País - Country Code Survey) . On the corporate website, in the "Shareholders' Meeting" section corresponding to the meeting held on March 21 , 2024 , the following documents were published : Call to the meeting POAs for legal person, natural persons, parents of a minor, and parents of a minor to a third party Management Report Corporate Governance Report Integrated Report (includes the sustainability report) Consolidated and Separate Financial Statements as of December 31, 2023, along with their annexes and other legally required documents Profit distribution proposal Proposal of candidates for the election of Directive Board members Proposal for the remuneration of the Board of Directors Evaluation report of candidates for he Board of Directors Resumes and acceptance letters of the candidates to be members of the he Board of Directors . Additionally, in the case of independent members, their declaration of independence was published . 79

Proposal for the Election of the Statutory Auditor for the 2024 - 2026 Statutory Period. Proposal for Setting the Fees of the Statutory Auditor for the 2024 - 2026 Statutory Period. During 2024 , the company published 44 releases through the relevant information mechanism provided by the Financial Superintendence, informing the market, among other matters, about : relevant decisions by the Board of Directors and the General Shareholders Meeting ; the company's quarterly and annual results ; updates on Directors and Senior Management members ; and changes in the company's shareholding exceeding 5 % of its share capital and changes in its control . For more information on the shareholder protection mechanisms implemented by the company, click here . Number of Requests and Matters on Which Shareholders Have Requested Information from the Company In 2024 , the company, by menas of telephone calls, written requests and personal attention through DECEVAL, the current administrator of the shareholder program, attended to approximately 1 . 560 shareholder requests related to the followin matters : Request Types Change of depositor: 30 OP Specials: 271 Data updates: 154 Issuer requests, dividends and securities certificates: 94 CERT. income ta \ return: 303 Other certifications: 138 General information: 570 80

Management Report Financial Statements Sustainabilit y Report 81 We invite you to consult more information in the following reports

Aware of the importance of acting responsibly and leaving a positive impact on our stakeholders, at Grupo Éxito we work towards sustainability, recognizing it as a fundamental axis of our corporate strategy, and based on our Higher Purpose of "Nurturing Opportunities for Colombia . " Around this purpose, we act to contribute to the construction of the country we dream of for Colombians, taking into account the three pillars of conscious capitalism : social, environmental, and economic . This starts with the solidity of the business, which also allows us to respond to our connection and commitment to society and the environment . In this context, we present our 2024 Sustainability Report, an annually published document that reflects our performance in generating social, environmental, and economic value during the period from January 1 to December 31 , 2024 , covering all our operations in Colombia . [GRI 2 - 3 ] This report covers the management carried out exclusively in Colombia and has been prepared following the methodologies of the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), and the recommendations of the Task Force on Climate - related Financial Disclosures (TCFD) . Additionally, the report illustrates how the organization contributes to the 17 Sustainable Development Goals (SDGs) and addresses the expectations of stakeholders on social, environmental, and economic issues . In this way, we provide a comprehensive view of our practices, policies, processes, and indicators related to the most relevant social, environmental, and climate issues for our operation . The coordination of this report has been carried out by the Vice Presidency of Corporate Affairs . For inquiries or comments, you can contact p rensaexito @g rupo - exito . com . [GRI 2 - 3 ] Future Statements This report includes forward - looking statements regarding the company's sustainability objectives and plans, addressing intentions, e \ pectations, goals, and beliefs . These statements, identifiable by terms such as "believes," "e \ pects," and "anticipates," cover non - historical matters, including environmental, social, and governance (ESG) initiatives . 83

The company warns that these forward - looking statements may vary, considering the risks and uncertainties that may arise; therefore, actual results could differ from those expressed in this report. Although the statements are updated as of the date of this report, the company does not assume the obligation to update or revise them in case of new information or future events. It is worth noting that subsequent oral and written forward - looking statements are subject to the aforementioned warnings. The information presented focuses on ESG performance and initiatives for the fiscal year 2024, unless otherwise indicated. [GRI 3 - 1 ] The materiality analysis is a process that allows us to identify the most relevant social, environmental, economic, and corporate governance (ESG) issues for our company and its stakeholders . The measurement and quantification of material topics are carried out periodically, considering changes in the environment, market dynamics, shifts in stakeholder expectations and needs, global standards, mega trends, and sustainability rating organizations . This process has allowed us to establish time horizons to validate the most important issues in the short, medium, and long term . All the programs we implement in the company are aligned with the emerging results of the materiality analysis and the issues prioritized by the different stakeholders . [GRI 2 - 29 ] For the period 2022 - 2025 , the materiality analysis was conducted considering corporate risks, sustainability risks, and climate change . This has provided us with a more comprehensive context on what stakeholders consider relevant to manage, both from the impact of our operations and from the financial impact . The materiality analysis is overseen by the Communications Department [GRI 2 - 13 ] . To establish the prioritization of strategic issues, the following steps were taken into account : Materiality analysis 84

Materiality [GRI 3 - 1] Step 1 Step 2 Step 3 Step 4 Step 5 Topic identification We examined external inputs through benchmarking, considering mega trends, Sustainable Development Goals (SDGs), standards, and sustainability indices. Definition of interest groups We have carried out a detailed mapping to select the key stakeholders to consult, thus representing the priority stakeholder groups . Among them, we considered the Board of Directors, Senior Management, employees, customers, suppliers, opinion leaders and media, as well as specialized sustainability academies and community leaders . Dialogue with interest groups We conducted interviews and surveys with a sample of over 1000 people from various stakeholder groups . This approach allowed us to identify the most relevant issues for them, both in terms of financial impact and environmental, social, and corporate governance (ESG) matters . [GRI 2 - 29 ] Crossover and prioritization We weighted the information collected in the previous stages and created a prioritization matrix, in which we evaluated, on the X - axis, the issues related to sustainability impacts and, on the Y - axis, the financial impacts . Validation To guide the management system towards strategic issues, we shared the Materiality Matrix with Senior Management and the Board of Directors' Sustainability Committee [GRI 2 - 12] [GRI 2 - 14]. As a result of this process, we present the material issues that are emerging as relevant for the company during the period 2022 - 2025 . Additionally, we evaluated internal inputs, such as the company's sustainability strategy, policies, strategic risks, sustainability risks, among others. 85

Emerging themes 10 Develop work with communities. 11 Attract, retain and develop talent. 12 Democratize healthy lifestyles. 13 Animal welfare in productive practice. 14 Contribute to sustainable economic performance / sustainable finances. 15 Cybersecurity and data security. 16 Living Wage. work towards Grupo É \ ito materiality [GRI 3 - 2] Strategic topics The topics presented below highlight the areas considered strategic and relevant to continue Nurturing Opportunities for Colombia . 1 Climate Change Manage the carbon footprint and promote sustainable mobility on different fronts : logistics, employees, and customers . 2 Local economy and inclusive business Promote local and direct purchasing (without intermediaries), benefiting producer communities and populations in vulnerable areas or those affected by conflict . 3 Circular Economy and Packaging Promote the different principles of the circular economy : reduction, redesign, reuse, and recycling, enabling post - consumption programs, proper waste management in facilities, and work on the development of eco - design for containers and packaging . 4 Manage food waste Develop programs to prevent food waste and promote its donation to authorized banks and institutions for management . 5 Biodiversity protection Protect biodiversity through strategies that promote deforestation - free supply chains and conservation. 6 Enable the É \ ito Foundation Strategy Promote social investment and the generation of resources for child nutrition programs, associated with the mission of the Éxito Foundation . 7 Diversity and Inclusion Promote respect for human rights, equal opportunities, accessibility in facilities, and inclusive, diverse, and equitable employability programs . 8 Supply Chain Management Identify both suppliers and the social and environmental aspects of our supply chain that enable mutual growth and the generation of shared value . Relevant topics 9 Human rights 10 12 11 13 16 15 14 9 5 7 6 8 3 2 1 4 - Environmental, Social, Economic, and Corporate Governance Impacts and Opportunities + Financial Impacts and Opportunities in the Company Cross - cutting themes The transversal topics were not prioritized for the analysis . However, they are managed transversally within the company . Achieve good corporate governance and risk management practices. Innovation. Educate consumers on topics related to the Sustainability Strategy. Manage ethics and compliance (Habeas Data). Digital transformation. Create public policies and alliances that promote topics related to the Sustainability Strategy. Manage health and safety at work. Communicate and engage with stakeholders. 86

Alignment with the Sustainable Development Goals (SDGs) We are committed to the 2030 Agenda for sustainable development. ODS 2 Zero Malnutrition We delivered over 182,000 food children and their packages to families. We served more than 68,000 children in body and soul nutrition programs . We donated nearly 700 tons of food to 25 food banks and 211 institutions across the country . ODS 8 Decent work and economic growth We invested close to COP $48,000 million in benefits for our employees in key areas such as health, education, housing and recreation. 3,096 people from diverse populations are part of our workforce. Through the Cultivating Opportunities program, we sourced 88% of our fruits and vegetables locally, of which 88% was direct and without intermediaries. Nearly 94% of our commercialized textile products were manufactured in Colombia. ODS 16 Peace, justice and solid institutions Around 23,700 employees received training on business ethics, personal data protection, and risk management for money laundering and terrorist financing. For the sixth consecutive year, we remain among the top 10 most sustainable retailers in the world according to the Corporate Sustainability Assessment (CSA). We ranked eighth among the companies with the best reputation in the country according to the Merco 2024 survey. ODS 5 Gender equality We are around 33 , 000 employees, of which 51 . 2 % are women, 48 . 8 % are men, and 0 . 02 % are other genders . 37 % of management positions are held by women . 19 programs of the Diverse and Inclusive Academy . ODS 13 Climate action Reduction of the carbon footprint by 39.1% (Scope 1 and 2), compared to the 2015 baseline. [GRI 305 - 5] for Viva by Carbon Neutral recertification ICONTEC. We recycled around 20,000 tons. We work for the protection of biodiversity in our supply chain. ODS 3 Health and well - being Through our brand Taeq, we offer more than 370 products with better ingredients and nutritional characteristics . We trained nearly 32 , 000 employees in various skills, with 51 % of the total participation being women . We developed over 1 , 300 in - person activities for employees, focusing on mental and physical health topics . ODS 9 Industry, innovation and infrastructure 3 store openings. 25 conversions. 3 renovations. 41.5% of the company's revenue in Colombia came from innovative formats. 87

Sustainability risks The key strategic risks related to the company's sustainability were identified by the Risk and Sustainability team . The ISO 31000 methodology was applied in this process . This assessment is carried out periodically, as the identified risks provide a clear view of the magnitude of potential impacts on the company, thus allowing the establishment of control measures and strategies related to social, environmental, and economic aspects . [FB - FR - 430 a . 3 ] Residual risk map Distribution by severity Medium 40% E \ treme 20% High 20% Low 20% 11 Risks 1. Relationship with communities. 2. Social issues in the supply chain. 3. Social impacts in the supply chain. 4. Biodiversity and deforestation. 5. Circular economy (packaging). 6. Climate change. 7. Health and nutrition. 8. Occupational health and safety. 9. Discrimination, diversity and inclusion. 10. Good business practices (governance, ethics and compliance). 11. Inclusion and solidarity (Foundation). 88

Description of each Risk Community Relations: Discontent and social instability that may affect trust regarding the organizational relationship with communities . Social Impacts in the Supply Chain: Possible deterioration of the company's trust due to non - compliance by suppliers with the regulations and commitments assumed by Grupo Éxito in terms of human rights, ethics and transparency, and fundamental freedoms : Child labor and forced labor, discrimination, freedom of association, minimum wage, health and safety, etc . Biodiversity and Deforestation: Possible damage to the ecosystem, loss of biodiversity, and deforestation linked to marketed products . Circular Economy (Packaging): Prohibition of packaging required for product marketing and difficulties in reducing, reusing, and recycling packaging (especially plastics) . Climate Change: Vulnerability to operate and conduct commercial activities due to the increase in the severity of extreme weather events affecting operations . Health and Nutrition: Loss of market share due to changes in consumers' eating and nutritional habits and non - compliance with the commitments made by the Group in terms of promoting health and well - being . Health and Safety at Work: Possible deterioration in the health and safety of employees . 89

Discrimination, Diversity, and Inclusion: Violation of the commitments made by the company in the fight against discrimination and for the promotion of diversity . Good Business Practices (Governance, Ethics, and Compliance): Possible (unintentional) violation of good business practices and ethics and transparency . Inclusion and Solidarity: Possible violation of the commitments made by the Group in terms of inclusion and solidarity . Sustainability strategy [GRI 2 - 22] At Grupo Éxito, we conceive sustainability as a comprehensive approach encompassing three dimensions : economic, environmental, and social . Under this vision, we have consolidated the strategic pillar "Our People and Sustainability," which seeks the company's continuity over time while generating a positive impact on society and the environment . Our actions are aimed at nurturing opportunities in Colombia by promoting child nutrition, supporting the development of our suppliers, and co - creating with them . We are committed to Colombian agriculture and encourage the protection of the planet, biodiversity, and natural resources, while raising awareness among our stakeholders about the importance of working together towards common goals . Additionally, we promote diversity, equity, and inclusion ; dignify the lives of our people ; and promote the trade of products and healthy habits that care for people's lives . Guided by our Higher Purpose and the company's strategy, we have built a Sustainabilit y Polic y , aligned with the Sustainable Development Goal s (SDGs), the principles of the Global Compact , and six strategic challenges declared by the company . 90

Zero Malnutrition Through the Éxito Foundation, we work to achieve the first generation with zero chronic malnutrition in Colombia, as a path towards equity . Sustainable trade We generate valuable and trustworthy relationships with partners and suppliers by promoting sustainable practices and support programs that contribute to their growth, local and direct purchasing, and support for productive sectors and vulnerable populations . My Planet We work to reduce, mitigate, and compensate for the impacts of our operations on the planet and to contribute to raising environmental awareness among different stakeholders . Healthy Lifestyle We mobilize employees, customers, and suppliers towards healthier and more balanced lifestyles through a portfolio of products and services that allow them to lead a healthy life . Our people We dignify the lives of our employees, promote gender equity, diversity, inclusion, and social dialogue . Governance & Integrity We build trust - based relationships with our stakeholders within the framework of integrity, under corporate governance, ethics, and transparency standards, and respecting human rights . 91

Reducing chronic malnutrition in early childhood in Colombia through the É \ ito Foundation is a commitment by Grupo É \ ito to the children and the future of the country, to contribute to the generation of opportunities for children under five years old . According to the results of the 2024 Chronic Malnutrition Index, prepared annually by the Éxito Foundation, in Colombia almost one million children under the age of 5 are at serious risk of suffering from chronic malnutrition, which corresponds to 26 . 30 % of the country's children . A study conducted by the University of Pelotas in Brazil determined that a child with chronic malnutrition could experience, in adulthood, a decrease of up to 14 . 6 points in their IQ, five fewer years of education, and a 54 % lower salary In 2024 , the Éxito Foundation invested more than COP $ 22 , 000 million to contribute to the comprehensive nutrition of children in Colombia, supporting both the nutrition of their bodies (food) and the nutrition of their souls (workshops, courses, among others) . In 2024 , the Éxito Foundation assisted more than 68 , 000 children in Colombia, contributing to improving their quality of life and that of their families . 92

Since 2013 , through Fundación Éxito, Grupo Éxito leads in Colombia the cause against chronic child malnutrition, a condition that could affect almost one million children throughout the country, according to the Chronic Malnutrition Index conducted by Fundación Éxito . In 2016 , Fundación Éxito was appointed by the Global Compact (United Nations), ambassador of the Sustainable Development Goal (SDG) No . 2 “Zero Hunger” in Colombia . Chronic child malnutrition: a gap to overcome to promote the country's equity and competitiveness. A child with chronic malnutrition could e \ perience, in adulthood, a decrease of up to 14 points in their IQ, five fewer years of education, and a 54 % lower salary . According to a 1982 birth cohort study by the University of Pelotas, Brazil. Among the different types of child malnutrition is chronic malnutrition (CM), a condition that manifests in children during their first five years of life, affecting normal growth for their age . Additionally, it has a particularly concerning characteristic : it is silent ; at first glance, children do not seem to have any condition, but their physical, cognitive, and emotional development is affected, leading to consequences in their overall development and creating disadvantages in all areas of performance in the short, medium, and long term : education, work, family and social relationships, among others . Aware of the role we have in society, we focus our efforts on caring for children during the first 1 , 000 days of life, from gestation to two years old, providing support to pregnant mothers and children under 2 years old through food supplementation programs and actions to strengthen protective and safe environments that promote comprehensive development . It is during the first 1 , 000 days that there is a great opportunity to combat chronic malnutrition, as most neural connections, fundamental for cognitive and emotional abilities, are formed . According to James Heckman, Nobel Prize winner in Economics in 2000 , every dollar invested in early childhood care programs generates an $ 18 return . “We are deeply grateful for the support provided by the Éxito Foundation, as we do not always have the means to offer Emilio adequate nutrition, and he needs it a lot because he has short stature . Since we started receiving help from the Éxito Foundation, we have noticed a great improvement in the quality of the food we provide him and have seen progress in his growth . Marcela Ceballos, mother and beneficiary of the É \ ito Foundation, through Sólo Vida Foundation . 93

More than $22,000 million in social investment More than 68 , 000 children were assisted in 32 departments and 199 municipalities of Colombia, of which 50 , 661 ( 74 . 3% ) benefited from nutrition for the body (food packages) and 17 , 513 ( 25 . 6% ) from nutrition for the soul (learning, development, and well - being) . *Figure audited by Kreston Colombia . Las Goticas are one of the fundraising sources for the Éxito Foundation that enable the implementation of various nutritional and maternal - child care programs and projects throughout Colombia . More than 182 , 000 food packages were delivered to beneficiary children and their families . The economic and social impact of child malnutrition in Colombia: a call to action After two years of conducting a study on the disease burden attributable to chronic and acute malnutrition in Colombia and its economic impact, the Éxito Foundation and the Santa Fe de Bogotá Foundation presented the results in August 2024 , which highlighted the high economic and social cost of child malnutrition in Colombia . Based on this, it was estimated that the total expenditure attributable to this issue over a four - year period amounts to COP $ 1 . 5 billion . Of this amount, 65 % corresponds to indirect costs borne by families, including loss of productivity and opportunities, while 35 % are direct costs assumed by the health system to address the consequences of malnutrition These findings reinforce the need to intensify efforts to prevent the effects of chronic malnutrition and build a healthier, more equitable, and sustainable future for new generations in Colombia . É \ ito Foundation : united for the nutrition of Colombian children [GRI 3 - 3 ] At the Éxito Foundation, we join efforts with governmental, academic, social, and community actors to facilitate access to fresh and nutritious food, especially for children aged 0 to 2 years . To achieve this, we work under the following actions : 94

Strategic alliances : we collaborate with governments and non - governmental organizations to influence public health and maternal - child nutrition policies, generating sustainable changes that benefit the most vulnerable communities . Food supplementation : in collaboration with institutions specialized in maternal and child care, we deliver monthly packages of nutritious, varied, and protein - rich foods to beneficiary families, ensuring adequate nutrition in the early years of life Promotion of breastfeeding : we recognize breast milk as the best and most complete food for babies under two years old . Therefore, we promote its practice and protection, creating environments that educate, value, support, and actively promote this fundamental stage in nutrition . Food security and sustainable consumption projects : we promote the local production of foods such as fruits, vegetables, eggs, and fish through the development of small - scale farms and cultivation systems . These initiatives ensure the supply of basic foods and generate employment and income for families, promoting community development . Caption : According to Harold Alderman, an economist at the International Food Policy Research Institute, a 10 % increase in per capita GDP would lead to a 6 % reduction in the prevalence of chronic malnutrition . In this regard, Shekar from the World Bank suggests that it is better to make investments aimed at reducing malnutrition, as these can permanently alter a person's development trajectory and maximize their productive potential . 95

Colombian children deserve the opportunity to grow up with zero chronic malnutrition


San Andrés - 108
N° PE - 264
La Guajira - 1,276
N° PE - 2,700
Atlántico - 3,558
N° PE - 10,424
Magdalena - 2,037
N° PE - 3,888
Bolívar - 2,294
N° PE - 8,333
Cesar - 1,549
N° PE - 3,060
Sucre - 100
N° PE - 996
Córdoba - 282
N° PE - 1,090
Norte de Santander - 449
N° PE - 3,121
Antioquia - 27,177
N° PE - 37,645
Chocó - 1,089
N° PE - 2,400
Santander - 1,544
N° PE - 8,502
Casanare - 200
N° PE - 2,000
Caldas - 300
N° PE - 2,200
Boyacá - 1,030
N° PE - 10,114
Risaralda - 512
N° PE - 4,923
Cundinamarca - 6,675
N° PE - 39,821
Quindío - 150
N° PE - 1,238
Meta - 1,175
N° PE - 6,667
Tolima - 4,980
N° PE - 4,987
Valle del Cauca - 3,085
N° PE - 8,019
Cauca - 160
N° PE - 1,389
Nariño - 1,385
N° PE - 9,070
Huila - 5,763
N° PE -7,086
Caquetá - 1,286
N° PE - 2,960

N° PE = Number of delivered packages

Discover the story behind this great purpose here.

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#Lactatón became the third trending topic on social media in Colombia on August 1 , 2024 . With more than 27 , 500 posts and a reach of 34 . 8 million accounts, we managed to highlight the importance of breast milk as an irreplaceable resource for child nutrition . contains all the nutrients required by the child, and after 6 months, its contribution in immunoglobulinsand the strengthening of the bond between mother and childconstitutes two fundamental pillars for continuing complementary breastfeeding up to 2 years or more, which includes nutrients from all food groups . "Being a mother is the most beautiful gift that God has given me ; it is a gift filled with love, teachings, and a unique feeling that cannot be compared to anything in life . I am the mother of four wonderful children, and each of them has taught me to be strong and patient . I breastfed all of them until they were 2 years old, an act that not only nourished their bodies but also strengthened an unbreakable bond of love . Being a mother is my greatest pride and the most valuable experience I treasure in my heart . " Yuri Milena Ochoa, beneficiary of the É \ ito Foundation Breastfeeding: the best source of nutrition in early childhood It is irreplaceable and essential for achieving healthy development in the early years of life . Additionally, it contributes to the economic development of societies since, according to the World Bank, for every dollar invested in breastfeeding programs, the return is 35 dollars . Recognizing its importance, in 2024 through the Éxito Foundation, we carried out the tenth edition of the #Lactatón, a national mobilization that reaffirms our commitment to promoting breastfeeding as the main nutrient for children under two years old . In the national #Lactatón mobilization, we recognized 10 Governorates and 10 Municipalities for their outstanding participation on the social network X ; each territory received equipment for a Friendly Breastfeeding Family Room, with a total investment of more than COP $ 120 million . With #Lactatón, we reaffirm our conviction that by promoting breastfeeding, we are building a healthier future for families and communities in Colombia . During the first 6 months, breast milk Breastfeeding is the act of love that nourishes the most, an irreplaceable gift that nurtures from the beginning of life . Breast milk is not only the main nutrient for babies but also a natural, ecological, and accessible solution that is the first antidote to chronic malnutrition . 97

We nourish the lives of the most vulnerable people through food donations [GRI 3 - 3] Recovery of agricultural surpluses : transforming losses into opportunities Through the Éxito Foundation, we are part of the Reagro program, an initiative focused on recovering agricultural surpluses to combat food waste and support small rural producers . In 2024 , 10 , 345 tons of food were recovered, marking a 31 . 7 % increase in recovered tons compared to the previous year, reflecting the strengthening and good performance of the REAGRO program . An integral network of donation and solidarity Through the Éxito Foundation, we coordinate the management of food and non - food donations from various departments, including stores, distribution centers, industries, corporate offices, subsidiaries, and other businesses . These donations are efficiently recorded through the EatCloud app, a platform that connects companies and foundations to utilize items (food and non - food) that they are unable to sell, with economic, social, and environmental impact . Five contests held in Cali, Bogotá, Valledupar, La Guajira, and Medellín. Participation of 662 mothers with creative recipes. 11 finalists for their flavor and dedication. Through Goticas de Sabor, we promote the responsible use of the food provided in the packages and encourage healthy and sustainable eating habits . Goticas de Sabor : nourishing communities with creativity and flavor Goticas de Sabor is a strategy aimed at connecting with communities and the beneficiary families of the Éxito Foundation through a culinary contest that encourages beneficiary mothers to create their best recipes for creative and nutritious meals, using the complementary food packages they receive each month . In 2024, Goticas de Sabor achieved a significant impact in the communities in the following ways: 98

Categories and winners Winner Categorie Health Government Investigation Companies Journalism Family Fewer than 1,000 births: ESE Salud Yopal, Yopal, Casanare. More than 1,000 births: Hospital Departamental San Vicente de Paúl, Garzón, Huila Municipality of Ospina, Nariño. Research Group on Food and Human Nutrition, University of Antioquia. Outstanding work: 'Dietary intake and eating patterns of women during pregnancy and breastfeeding in the indigenous peoples of Colombia. An issue that requires urgent attention.' Colombian Beisbol Óscar López Noguera, RCN Radio, Cali. Castro Valiente Family, Cartagena We had 107 in - person attendees and 587 views on our YouTube channel. We celebrate our 21st Award for Child Nutrition In 2024, we held the twenty - first gala of the Award for Child Nutrition, an iconic event that recognizes those who work tirelessly for the well - being and development of children in Colombia. In 2024, 11,276 tons of food waste were avoided through the Reagro and EatCloud programs, turning this food into a source of life for those who need it most. In 2024 , 524 stores of Grupo É \ ito made donations, totaling more than 60 , 000 donation records through EatCloud . This info includes stores that closed during 2024 . Donations to 25 food banks and 211 allied foundations and institutions. 705.9 tons of food donated. 224.9 tons of non - food items donated. 99

We recognize our allies for Child Nutrition, fundamental pillars in building a future with opportunities for our children.



Castro Family, winners of the "Family" category in the Child Nutrition Award.

At the Éxito Foundation, we recognize the commitment of our strategic allies and collaborators who, through their work and effort, contribute to our goal of achieving a country with Zero Child Malnutrition.

Recognition in Recycling:

PRIMAX

Primax Colombia stood out in 2024 by exceeding the donation goal by 40%, helping us combat child malnutrition.

Recognition for stores and cashiers

We celebrate the outstanding management of our stores for meeting indicators, recycling, and the Aportar program, as well as cashiers who, through their daily work, contribute to child nutrition by collecting Goticas, thus becoming ambassadors of our mission.



Some of our cashiers celebrating their recognition for their daily work and contribution to child nutrition.

Outstanding stores

- **Éxito Feria de los Plátanos - Armenia, Quindío.**
- **Éxito Express Calle 97 - Bogotá, Cundinamarca.**
- **Surtimax San Mateo – Soacha, Cundinamarca.**
- **Éxito Palmira – Palmira, Valle del Cauca.**
- **Surtimayorista Villavicencio – Villavicencio, Meta.**
- **Carulla Castillogrande - Cartagena, Bolívar.**

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Outstanding cashiers

- **Piedad Rocío Carvajal Carvajal, Éxito Country - Bogotá, Cundinamarca.**
- **Diana María Morales Orozco, Carulla Arrecife - Santa Marta, Magdalena.**
- **Lina María Guevara Franco, Super Inter La Tienda – Pereira, Risaralda.**
- **Marta Luz Nuñez Prada, Surtimax San Jorge - Bogotá, Cundinamarca.**
- **Juan David Rincón Quiroga, Surtimayorista San Cristóbal, Bogotá - Cundinamarca.**
- **Genesis Karina Vanegas Jiménez, Carulla Express Rodadero Sur - Santa Marta, Magdalena.**

We work to contribute to transformation

Green Terraces: where hope is planted and opportunities are harvested [GRI 3-3]

The Green Terraces project transforms concrete terraces into greenhouses to grow vegetables such as lettuce, basil, among others, using hydroponic production systems, which are later sold in our stores. During 2024, we sold more than 12,000 units; thanks to this, mothers can manage and care for the crops without leaving their homes or in nearby community spaces, while also taking care of their children.

Since its beginnings, we have achieved:

- More than 15 terraces in Bogotá, Medellín, and Cali.
- Over 2,000 square meters planted.
- 28 single mothers, social leaders, and their families have benefited through income generation.
- 20 families indirectly benefited.
- More than 33,000 units produced, representing over 12 tons of food sold.



Green Terraces promotes urban agriculture and food security for communities; it also offers comprehensive solutions to social, cultural, economic, and environmental challenges.

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In 2024, we implemented projects that promote local food production and strengthen food security in the regions where we are present. Both actions promote access to fresh proteins and vegetables for the beneficiary families. We promote resilient communities through food security projects [GRI 3 - 3] Cultivating well - being on coffee farms in Huila In partnership with the National Federation of Coffee Growers, we have benefited more than 100 coffee - growing families in the municipality of La Plata, in the department of Huila, through the implementation of home gardens in 34 villages . Over seven months of joint work, these families have managed to improve their self - sufficiency, reduce their spending on food purchases, and increase their savings, allocating them to needs such as health and education . Aquaponics : innovation for food security in La Guajira In the municipality of Manaure, in La Guajira, we promote food security through an aquaponics system in partnership with the Baylor College Foundation . This innovative method combines fish farming (tilapia) and hydroponic crops (tomato and bell pepper) to optimize productive resources, implementing good environmental agricultural practices and generating an efficient irrigation system that provides essential nutrients for the plants . The initiative implements good environmental agricultural practices and offers a self - consumption alternative for 175 pregnant mothers and children under 5 years old who benefit from the project . With this action, we achieved a 2 . 1 percentage point reduction in the prevalence of chronic malnutrition and a 4 . 2 percentage point improvement in the overall nutritional status of children . 102

Child nutrition on the national public agenda

We constantly work to guarantee the rights of children and adolescents in Colombia, positioning child health and nutrition as priority issues on the national public agenda.

NiñezYa: joining efforts for early childhood

Through the Éxito Foundation and in partnership with the NiñezYA coalition, a social initiative dedicated to promoting the fulfillment of children's rights, we influenced the 32 capital cities and the 32 departments of the country to ensure that the Development Plans, the roadmap for local administrations for the period 2024-2027, included key actions benefiting children.

Thanks to this, 89% of local governments achieved an outstanding and excellent level of inclusion in actions consistent with children's needs, reflecting a significant improvement of 56 percentage points compared to the results of the previous period.



We work hand in hand with strategic partners to ensure that children are a priority in building a fairer and more equitable future for Colombia.

Listening to Transform: National Perception Survey

In 2024, we strengthened our fight against chronic malnutrition by listening directly to those who matter most: the beneficiary families.

This initiative allowed us to gain a deeper understanding of experiences related to food insecurity and caregiving and feeding practices in households.

Through a national survey, we gathered the perceptions of 4,031 beneficiaries and 31 institutions in 15 departments and 34 municipalities.

The results reflect a highly positive rating towards the Éxito Foundation (4.5/5.0) and the delivered food (4.8/5.0), highlighting the work we are doing in the communities.

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These findings enrich our understanding of families' needs and inspire us to continue strengthening our strategies, always with the goal of building a country with Zero Malnutrition . Nutritional Report for Beneficiaries 2024 In our longitudinal nutritional report, we continuously monitor 12 , 575 participants, with three evaluations and annual check - ups to track their progress . We analyzed a representative sample of beneficiaries and achieved significant advances in their nutritional recovery Chronic Malnutrition Inde \ 2024: Trends and Behavior of Chronic Malnutrition Results of the Chronic Malnutrition Index 2024 , conducted annually by Fundación Éxito and based on information from official sources, analyze the behavior of this condition between 2015 and 2021 . This analysis covers 14 determining variables in 1 , 120 municipalities and districts across the country to identify regions with the greatest needs and establish relationships between chronic malnutrition and other social and economic factors, such as poverty and food insecurity . These results provide a solid foundation for designing more effective and targeted public policies . Each variable was categorized according to the risk faced by children in relation to the possibility of suffering from chronic malnutrition, with the categories being : critical, low, medium, outstanding, and satisfactory . A total of 2 municipalities were not included due to the lack of data in some of the analyzed variables . Acute Malnutrition (% that overcame the condition) Chronic Malnutrition (% that moved to risk or adequacy) Age Children under 12 months 12 to 24 months 2 to 5 years 38.5% 36% 24.7% 84% 74.1% 87.5% 104

According to the results of the Chronic Malnutrition Inde \ conducted by Fundación É \ ito, in Colombia, nearly one million children under the age of 5 are at serious risk of suffering from chronic malnutrition, which corresponds to 26 . 30 % of the country's children . Caribean region 33.90% - 339,055 kids Risk categorie: Medium Andean region 17.20% - 239,531 kids Risk categorie: Outstanding Orinoquía Region 43.70% - 72,495 kids Risk categorie: Critical Pacific Region 41.10% - 256,663 kids Risk categorie: Low Amazonic Region 79.50% - 81,932 kids Risk categorie: Critical Here you can learn more about the results of the Chronic Malnutrition Inde \ 2024. 105

The results and indicators of Fundación Éxito are validated by independent third parties: Kreston RM S.A. verifies the total coverage of care, and 4 Hands Partners S.A.S. conducts field monitoring of partner institutions to ensure compliance with donation commitments. Wills that Add Up for the Country's Child Nutrition In 2024, we issued 222,186 donation certificates, reflecting the solidarity of those who believe in our cause. During 2024 , we consolidated partnerships with 41 companies, foundations, and sales campaigns of Grupo É \ ito's own brands, raising COP $ 1 , 067 , 000 , 000 . These resources allowed us to e \ pand the reach of our nutritional care to a greater number of children across the country . COP $193,307,000 came from partnerships with own brands In 2024, we obtained resources amounting to more than COP $39,000,000,000, combining internal and external contributions, which were fully invested in community projects. COP $14,358 million contributed by Grupo Éxito COP $14,165 million per sale of recyclable material COP $193 million through campaigns COP $10,355 million donated by clients (Drops, rounds, and piggy banks) Donation facilitated by Grupo Éxito through its payment points COP $11,368 million own resources $COP 889 million donation of providers and allies COP $1,409 million donation of own collaborators and allies COP $1,075 million other contributions 36% 26% 29% 106

Achievements 2024 [GRI 3 - 3] We served more than 68,174 children in nutrition projects for the body and soul. #Lactatón with over 27,500 posts and a reach of 34.8 million accounts on the social network X. Implementation of community engagement model : 5 Goticas de Sabor contest events in 5 municipalities with the participation of 662 beneficiary mothers and 11 finalists . We donated 705 . 9 tons of food and 224 . 9 tons of non - food items through 524 departments, benefiting 25 food banks and 213 partner foundations and institutions . Challenges 2025 Implement protective mental health programs that strengthen the emotional well - being of communities, promoting healthy habits and resilience in the face of food insecurity . Continue promoting Zero Malnutrition through complementary interventions that address the social determinants of this challenge, strengthening agricultural and livestock production programs to cultivate opportunities, boost the local economy, and ensure food security for communities . Keep strengthening the relationship with leaders and neighboring communities of Grupo Éxito and Fundación Éxito in prioritized territories with a greater brand presence, through the implementation of projects focused on Community Development and Environmental Sustainability . Continue strengthening the sources of income and partners of Fundación Éxito. Promote visibility and the inclusion of tangible strategies in favor of Zero Malnutrition in the government plans of future presidential candidates for Colombia, by strengthening joint work with the city observatories Como Vamos and Niñez Ya . 107

Nurturing opportunities in Colombia means promoting sustainable supply chains, cultivating opportunities to strengthen local and direct purchases from producers and manufacturers in the te \ tile sector, working to reduce intermediation and fostering fair trade practices that promote the comprehensive development of our partners and suppliers, as well as rural communities in the country . [GRI 3 - 3 ] To achieve this goal, we focus our actions on the following fronts : We cultivate opportunities to strengthen local and direct purchases. Moda Éxito dresses Colombia with garments made by Colombian hands. We promote the comprehensive development of our partners and suppliers. 108

We cultivate opportunities for local and direct purchasing At Grupo Éxito, we believe that buying local is believing in Colombia . It is a way to connect with the countryside, value the natural wealth of our regions, and, above all, to promote the economic and social development of the territories . By buying local, we foster valuable and trusting relationships with the farmers who provide us with the best of our land . We contribute to the transformation of the territories by believing in the dreams of millions of Colombians who maintain the hope for a better future, and we walk the path of dignifying the lives of people in our country . [GRI 3 - 3 ] [GRI 204 - 1 ] During 2024 , we strengthened local and direct purchasing and achieved that : 88 . 54 % of the fruits and vegetables we purchase come from local suppliers . 92.7% of the beef, pork, veal, buffalo, and other meats were sourced locally. 100 % of the processed pork in our industry has the product seal granted by the Pork Colombia association . During the year, the revenue received from the sale of processed pork in our industry was appro \ imately COP $ 58 , 000 million . [FB - FR - 430 a . 1 ] Additionally, about 95 % of pork suppliers have the Granja seal, granted by the PorkColombia association . During 2024 , the revenue received from the sale of pork supplied by our suppliers was appro \ imately COP $ 7 , 000 million . [FB - FR - 430 a . 1 ] 86.02% of the fish and seafood come from national fishermen. 100 % of our private label eggs are cage - free . In 2024 , the revenue received from the sale of cage - free eggs was COP $ 25 , 000 million . [FB - FR - 430 a . 1 ] [FB - FR - 430 a . 2 ] . 88 . 37 % of the direct purchase of fruits and vegetables comes from 574 local producers, through associations and farming families ; reducing intermediaries 109

Building trust is contributing to the development of Colombia We buy locally: Atlántico, Bolívar, Cesar, Córdoba, La Guajira, Magdalena and Sucre Boyacá, Casanare, Cundinamarca, Huila, Meta y Tolima y otros Antioquia Valle del Cauca, Cauca, Chocó, Nariáo, Putumayo Fruits and vegetables: 2.2% Fish: 14.6% Meats: 28.5% Eggs: 7.7% Textile: 0% Fruits and vegetables: 53.3% Fish: 35.5% Meats: 28.6% Eggs: 37.9% Textile: 14.2% Fruits and vegetables: 20.4% Fish: 17.3% Meats: 15.5% Eggs: 12.7% Textile: 74.6% Caldas Quindío, Risaralda Fruits and vegetables: 7.8% Fish: 0.5% Meats: 11.7% Eggs: 8.8% Textile: 8.3% Fruits and vegetables: 12.1% Fish: 12.1% Meats: 7.5% Eggs: 29.8% Textile: 3% [GRI 204 - 1] 110

Ana Rita Vélez, or as we call her at Grupo Éxito, 'Doña Rita,' is a woman of nearly 100 years who has been a supplier to the company for 45 years . She is a producer of mango and sapote, and her farm is located in the department of Antioquia . Through her business, she generates opportunities in the municipality of San Jerónimo , where she grows her fruits . Doña Rita is an example of perseverance and dedication . "I am grateful because Grupo Éxito's customers are very satisfied with our product, and that makes me happy because if there is demand, it encourages us to keep going . Thanks to my work, I have my house, my boat, and I can create opportunities for my family and my region . " Dora, member of the La Merluza Association of Bahía Solano. "Our stores are filled with meanings and stories . We are our people, we are the products we sell in our stores . This is our motivation to build a country and create a value chain that generates opportunities . " Luz María Ferrer, Commercial Vice President Learn here the story of the Agroesmeralda Association, a sweet potato supplier located in Sucre, Colombia . This territory, once marked by violence, now has hope . Here, each sweet potato has a special flavor : the flavor of peace . Monthly, the La Merluza Association delivers about 5 tons of fresh fish to Grupo Éxito. 111

Partnerships that generate value and strengthen local and direct purchasing [GRI 413 - 1] We firmly believe that supporting the local economy and buying from communities that have decided to transform their illicit crops into productive crops are essential steps to contribute to building a prosperous and peaceful future for Colombia . In 2024 , we joined the National Drug Policy 'Sowing Life, Eradicating Drug Trafficking' to strengthen the commercialization of agricultural products from the substitution of illicit crops with productive crops, by purchasing fruits, vegetables, red meats, and white meats from communities historically affected by the armed conflict in the country . As part of this initiative, we purchased 282 tons of plantains from ASOPRADCUR, a farming association in the municipality of Belén de Bajirá, Chocó, which were sold in our stores . Asopradcur in Belén de Bajirá was born in response to the crisis in the plantain sector in the Urabá area, demonstrating how unity and collective effort can transform realities. From Grupo Éxito, the association receives a fair payment without intermediaries in less than eight days, improving their economic conditions and growth opportunities. "For us, this partnership represents the opportunity to leave behind years of unfair commercial dealings . Now, we can guarantee a fair and timely payment for our product, which allows us to expand the association and generate more employment for the farmers in the region . Currently, we work with 120 members who are directly benefited by these types of agreements, like the one we have achieved with the Government and Grupo Éxito . Thanks to these partnerships, we can expand our businesses and improve the living conditions of our families” Erika Marcela Vanegas, member of Asopradcur . 112

In partnership with Comproagro, more than 22 families have benefited in Cundinamarca thanks to the direct purchase of 553 , 416 units of fruits and vegetables . This has allowed for an approximate 15 % increase in earnings for the producers . In collaboration with Fundación Salvaterra, a total of 250 families have been benefited through the direct purchase of 180 , 761 units of products including red onion, cucumber, mandarin, pineapple, and Tahiti lime, from municipalities of the National Government's Territorial Development Program (PDET), which aims to promote economic, social, and environmental development in the areas of the country most affected by the internal armed conflict . "Our purpose is to transform Colombian agriculture . Together with Grupo Éxito, we provide opportunities for small producers so they do not lose their crops and can sell them in large retail stores . This has allowed us to reach regions such as Catatumbo, Urabá, Cauca, among others, to dream together and contribute to the economic development of the community and generate value for the country . " David Villegas, Director of Fundación Salvaterra . During 2024, 7,092 million units of food were marketed in collaboration with these organizations [GRI 204 - 1]. A contribution to the reconstruction of the social fabric of our country. PaisSana is a brand represented by a heart that symbolizes love for Colombia , and its name arises from the union of the words 'country that heals . ' It is a national brand that promotes productive projects in areas affected by the armed conflict in Colombia, within the framework of the National Government's Territorial Development Program (PDET) . This brand seeks to highlight the resilience of its communities, showcasing stories of reconciliation where farmers, victims, and peace signatories work together for the rebirth of the countryside . We work in partnership with 32 farming associations and foundations, which allow farmers to receive fair payment without intermediaries and sell their products directly in our stores . 113

We work hand in hand with 8 certified suppliers associated with the PaisSana brand to contribute to peace through 71 products : 50 Consumer Packaged Goods (CPG) and 21 Fresh Products, which are sold in 24 of our stores . The PaisSana brand, a national initiative that promotes productive projects from areas affected by armed conflict, reached nearly COP $ 1 , 500 million in sales during the year . Moda É \ ito dresses Colombia with garments made by Colombian hands. At Grupo Éxito, each garment tells a story, woven with skill and dedication, reflecting the richness of our culture and highlighting local talent . Likewise, we embrace sustainable commerce, ensuring that every fashion choice is a step towards a more conscious future . 304 collections developed by Colombian hands during 2024. 93 . 91 % of the private label garments we sell are purchased in Colombia . [GRI 204 - 1 ] More than 10 , 000 jobs have been generated through the manufacturing of our private label garments Arkitect, Bronzini, People, Custer, and Bluss ; 75 % of which are held by women . Aroma de Occidente Specialty Coffee is produced in the mountains of Dabeiba in the department of Antioquia . This municipality is known as "The Gateway to Urabá . " There, the word "resilience" has shaped the culture of its inhabitants, who have found a way out of the conflict that has marked them for years through coffee cultivation . 114

- 215 allied workshops located in 7 departments.
- 21,784,363 garments produced for Grupo Éxito's private labels.
- We have been collaborating with national designers for over 15 years and nurturing opportunities in the Colombian textile and garment sector for more than 70 years.

Éxito is our strategic ally because with the garments we make for them, we manage to maintain the production that the plant needs throughout the year, and our people remain employed," Pablo Artunduaga, General Manager of Praxedis. Learn more about his story here.

Collaborations inspired and made by local talent [GRI 413-1]

In 2024, we were major protagonists at the country's most important fair: Colombiamoda, with the participation of three collaborations inspired and crafted by Colombian talent. In this way, Moda Éxito continues to consolidate its name in Colombian fashion.

Arkitect x Andrés Otálora: "Guajira" collection.


ARKITECT. x ANDRES OTALORA

This catwalk was 100 meters long, one of the largest ever made in Colombiamoda.

Highlighting local talent, Grupo Éxito makes history together with renowned Colombian designer Andrés Otálora through a collaboration under our private label Arkitect. This collection invites us to embark on a magical journey through La Guajira, inspired by the vast desert, the warm tones of the dunes, and the deep blue of the Caribbean. The collection pays homage to this land of diversity and natural and cultural richness. Each piece bears Otálora's distinctive signature, reflecting his unique design and vibrant, sophisticated prints. A unique fashion experience, made by Colombian hands and accessible to all.

Bronzini x Beatriz Camacho: "And I Woke Up in Havana!" collection.

A collection created for today's women who seek sophistication without sacrificing comfort and naturalness was the result of the collaboration between our private label Bronzini and the talented Colombian designer Beatriz Camacho. The proposal is inspired by the culture, landscape, and atmosphere of Havana, featuring fluid silhouettes and graphics of pineapples, palm trees, and landscapes that reflect the vibrant and authentic essence of Cuban culture. This resulted in 83 exclusive designs, which were crafted by Colombian hands and made available throughout the national territory, accessible to all Colombians.

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Perros Criollos : Fashion and Comedy with Social Impact The collaboration between the People brand and the comedy group Perros Criollos brought to life a collection that fuses the authenticity of fashion with humor, friendship, and the sense of belonging of those who wear it . Through more than 100 references and 70 , 000 units produced by national suppliers, this collection not only celebrates identity and fun but has also become an opportunity to improve the quality of life for stray dogs, demonstrating that fashion can be a tool for social impact . We are fashion made in Colombia, and we will continue working to dress Colombian families with high - quality garments at affordable prices . Fashion with a conscience We are proud to work for sustainable fashion with processes such as the use of biodegradable or recycled materials, the reduction of water consumption, and manufacturing with national suppliers, aiming for development that maintains a balance between social, environmental, and economic aspects . For the third consecutive year, our brands Arkitect, Bronzini, and People received the Sustainable Gold Fashion Seal recertification, an environmental label awarded by CO 2 CERO, a company that leads innovative actions against climate change and recognizes organizations or products that demonstrate their commitment to the environment . On average, 16 million garments certified with this seal were sold, generating revenues of approximately COP $ 410 , 000 million . [FB - FR - 430 a . 1 ] To learn more about these runways, scan this QR code . The garments that make up this collection are made of linen, cotton, and biodegradable fabrics, always maintaining our commitment to the use of excellent materials and sustainable processes. With the sales of this collection, we support 6 foundations for abandoned animals, donating 6 tons of animal food. 116

Our supply chain goes beyond a single location ; it extends across the country, touching lives and communities . Each point of contact, from sourcing to our stores, is a national connection point, a commitment to the social fabric of Colombia, where we strive to be economic actors and agents of positive change in people's lives . We innovate in productive practices with georeferencing of our private label and white label suppliers Aware of the importance of closing gaps and ensuring transparency in processes and procedures, especially in the procurement of raw materials that, due to their origin, have greater social and/or environmental impacts ; we align with the methodology set forth in the Operational Guide on Supply Chain Management published by the Accountability Framework Initiative (AFI) (2019) and work with our suppliers to improve socially and environmentally sustainable practices through georeferencing via the Croper platform, which allows us to visualize the actual surface area of a farm, with the aim of obtaining updated and valuable information from our suppliers, and thus promote an improvement in the origin of raw materials, identify risks, and characterize our supply chains . [GRI 2 - 6] This is possible thanks to the collaborative work we do every day with the following suppliers: We work with more than 6 , 000 suppliers to develop sustainable supply chains . We promote the comprehensive development of our partners and suppliers [GRI 308 - 2] [GRI 414 - 2] [FB - FR - 430a.3] 2,567 commercial suppliers. 981 goods and services suppliers. 2,540 real estate suppliers (tenants). 194 direct te \ tile suppliers. 215 workshops in the te \ tile industry. 117

Evaluated criteria Environmental: Loss of tree cover (GFW) Protected areas (RUNAP) Páramos (Min Ambiente) Socials: Indigenous reserves (ANT) ZOMAC municipalities (ART) *This methodology includes a specific risk analysis for the country and the evaluated raw materials. Agricultural frontier (UPRA) RAMSAR wetlands (iAvH) PDET territories (ART) In 2024 , we georeferenced 667 direct suppliers of fresh products, 10 % more than the previous year, operating on 669 farms equivalent to 86 , 352 hectares . Thanks to this technology, we promote responsible agricultural practices and work towards reliable and transparent sourcing . We are the first food retail company in Colombia to assess nature - related risks according to the TNFD framework - Task Force on Nature - Related Financial Disclosure, which provides a set of recommendations and guidelines for companies to evaluate, report, and manage the risks and opportunities they are e \ posed to from nature - related events that may impact business operations, strategy, and financial plans . We develop and strengthen the knowledge of our partners and suppliers in socially and environmentally sustainable practices We evaluated 201 of our private label suppliers through audits covering quality, safety, and environmental and social criteria, including gender equity, human rights, forced labor, money laundering, occupational safety, and environmental management . [GRI 308 - 2 ] [GRI 414 - 2 ] Of the 31 new suppliers evaluated, 87 % satisfactorily met our social and environmental criteria . [GRI 308 - 1 ] 100 % of these suppliers were supported in developing specific action plans focused on minimizing identified gaps . 118

In partnership with the Promotora de Comercio Social, a non-profit social development entity, we work to promote the growth and sustainability of micro and small businesses in the country, providing them with more development opportunities and access to new markets. Thanks to this, the following results were achieved in 2024:

- **Support for 200 Colombian entrepreneurs to enhance their businesses.**
- **Creation of approximately 800 jobs in different regions of the country.**

With the participation of 9 employees from our company and 7 strategic allies (Diversey, SGI, IFS, ALS, ICA, Intertek, and MasControl), we achieved:

- **Directly benefit 411 suppliers and 1,447 attendees through 42 supplier development programs.**
- **Provide 190.5 hours of training on topics such as hazard analysis and critical control points, food defense, food fraud, pest matrix, and the Single Environmental Registry.**
- **Help 201 suppliers establish documents and policies on Human Rights (HR).**
- **Incorporate activities to promote gender equity in the processes of 172 suppliers.**

Learn here the story of how, in Bahía Solano, local fishermen contribute to the preservation of the ecosystems and species of the Colombian Pacific through their work.

Specifically in our textile supply chain, we provide the following support to our suppliers:

- We trained 59 of our suppliers in sustainability, innovation, and efficiency.
- In 2024, we assessed the carbon footprint of 59 suppliers to identify emission reduction opportunities and promote the use of clean energy. [GRI 308-2]
- We conducted social audits on 100% of our textile suppliers.
- In partnership with the Universidad Externado de Colombia, the Inter-American Development Bank (IDB), and Colombia Productiva, we trained 22 strategic partners in sustainability, environmental agenda, and Sustainable Development Goals (SDGs), providing them with tools for more responsible development.

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We build valuable and trusting relationships with our suppliers

We strengthen valuable relationships with our suppliers, recognizing the importance of working together in building the country.

We celebrated the sixteenth edition of the Successful Suppliers Contest 2024

The Suppliers Contest is an event that has been held for 16 consecutive years with the aim of recognizing suppliers for their joint work, strengthening the trust relationship that has been built over the years, and thanking them for their commitment to the country's development. In 2024, we awarded 14 categories:

Categorie	Supplier
Éxito supplier	LG ELECTRONICS COLOMBIA
Goods and Services supply	INTERLAN
Real Estate Partner	MEDIPIEL
Logistic	HENKEL COLOMBIANA S.A.S
E-commerce	KOPPS COMMERCIAL SAS (Bavaria)
Marketplace	TECZONE
Large Consumption National Brand (NB)	INDUSTRIA NACIONAL DE GASEOSAS
Large Consumption Private Label (PL)	FASALACT S.A.S.
Fresh producta	CERDOS DEL VALLE S. A
Textile	LEMUR 700 S.A.
Home Bazaar	INDUSTRIAS CANNON DE COLOMBIA
Electrodigital	INDUSTRIAS HACEB S.A.
Éxitos Pyme	INVERSIONES EL AVIARIO S.A.S
Sustainability	ILKO ARCOASEO S.A.S

Ilko Arcoaseo, Recognized for the nomination of the project "Green Circle – Closing the Plastic Waste Cycle," which, within the framework of sustainability and the circular economy, and in collaboration with various stakeholders, uses and reincorporates post-consumer waste to transform it into cleaning products for their brands.



Ilko Arcoaseo, winner of the Sustainable Development category.

"Sustainability is not just a goal, but a way of doing things. This recognition motivates us to continue strengthening our practices, with the commitment to generate a positive impact on the environment and the community. We know that every step towards sustainability is a contribution to the future of everyone."

Antonio Caicedo, General Manager of Ilko.

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Achievements 2024 [GRI 3 - 3] We cultivated opportunities by strengthening local and direct purchasing, achieving that 88 . 54 % of fruits and vegetables were purchased from local suppliers and 88 . 37 % of fruits and vegetables were purchased directly from 574 local producers, through associations and farming families, reducing intermediation . For the third consecutive year, our brands, Arkitect, Bronzini, and People, received the Sustainable Gold Fashion Seal recertification, awarded by CO 2 CERO . We are advancing in the georeferencing of our suppliers, with the aim of improving the origin of raw materials, identifying risks, and characterizing our supply chains . Challenges 2025 Continue strengthening local and direct purchasing. Enhance sustainable practices in the textile and fashion industry. Advance in the management of social and environmental risks in the supply chain. 121

[GRI 3 - 3 ] Our commitment is to preserve the planet, its biodiversity, and its natural resources ; therefore, we carry out actions that allow us to contribute to the protection and care of the environment, mitigate the impacts that business operations could cause on the surroundings, and foster a culture of environmental awareness that permeates our Stakeholder Groups . We focus our efforts on the following matters : Circular economy and comprehensive waste management. Contribution to biodiversity protection. Development of environmental and climate knowledge. Climate change management. Climate change risks and opportunities - TCFD (Task Force on Climate - Related Financial Disclosures). 122

Circular Economy and Comprehensive Waste Management [GRI 3 - 3] [GRI 306 - 1] [GRI 306 - 2] We promote circular economy models with actions focused on reduction, recycling, and reuse to optimize resources and minimize environmental impact . These activities include the collection and transformation of materials, proper waste disposal, and food waste management, as well as improvements in packaging design . Reduce and Reuse [FB - FR - 430 a . 4 ] [GRI 301 - 1 ] [GRI 301 - 2 ] In 2024 , in line with our commitment to reducing environmental impact and in anticipation of the regulation established by Law 2232 of 2022 , we adopted measures in our stores that include replacing pre - cut bags with bags made from 100 % nationally certified post - consumer material in the fruit, vegetable, and dairy sections . We also eliminated single - use plastic bags at checkout points, offering our consumers other alternatives such as reusable bags with different designs and sizes, and paper bags . In this context : We awarded our customers three Puntos Colombia for each reusable bag used for their purchases, thus encouraging their use . In 2024 , we granted over 6 million Puntos Colombia, a 26 % increase compared to 2023 . We make recycling a reality in our operations [GRI 301 - 2 ] [GRI 306 - 4 ] We utilize recyclable materials to transform them into new products, preventing them from becoming waste . We aim to make them useful and convert them into other materials or products through recycling . 7.7 million reusable bags were sold, a 30% increase compared to 2023. 16.9 million paper bags were sold, increasing by 120% compared to 2023. 123

4% Cardboard: 14,938 tons Metal scrap: 1,326 tons Others (kraft paper, newspapers, magazines, glass, among others): 1,180 tons Plastic: 1,027 tons Plastic hangers: 381 tons To achieve this, we have implemented a reverse logistics model, a key process in recycling that efficiently manages the return of materials from consumption points to our distribution centers (CEDIS) . There, the waste is carefully conditioned and prepared for reintegration into the production chain . Appro \ imately 19 , 000 tons of recyclable material were collected and commercialized, including notable amounts of cardboard, scrap metal, and plastic . Below is the breakdown of the quantity of recycled tons by type of material . Materiales reciclados y entregados a la Fundación É \ ito We donate 100 % of the recyclable material generated in our operations to the É \ ito Foundation, including plastics and cardboard from the packaging of the products we sell . All the resources obtained are dedicated to projects focused on child nutrition in Colombia . 79% 7% 5% 6% The Éxito Foundation commercializes the recycled material, dedicating the proceeds to projects that support child nutrition in Colombia. 124

Soy Re

It was a project aimed at promoting recycling among our customers by encouraging the delivery of recyclable containers and packaging at some of our stores. We ensured that 100% of the collected materials were recycled.

For each container or package that customers delivered, they received 1 Puntos Colombia. In 2024, more than 36 million points were awarded.

Through the Soy Re project, 904.7 tons of containers and packaging were directed to recycling processes, equivalent to a total of 27.8 million recycled units. [GRI 301-3]

In the graphs below, you can see the detailed amount of recycled material in tons from 2020 to 2024, and the types of materials that were recycled.



Historical Recycled Tons
2020
131 tons.
2021
788 tons.
2022
986.4 tons.
2023
1,342.8 tons.
2024
904.7 tons.
Tons of recycled material

Typology of recycled material

Glass:	46.6%
Rigid plastic:	35.7%
Flexible plastic	9.3%
Metal:	4.5%
Tetrapack:	4%



46.6%
35.7%
9.3%
4%
4.5%

In 2024, we worked in alignment with Extended Producer Responsibility (Resolution 1407 of 2018 and 1342 of 2020), promoting increased recycling rates to ensure that 100% of the collected materials were directed to recycling processes, and raising awareness among our customers about this initiative.

Learn about our Packaging and Containers Policy here.

125

We properly dispose of the waste we generate [GRI 306 - 1] [GRI 306 - 2] [GRI 306 - 3] [GRI 306 - 4] [GRI 306 - 5] At Grupo Éxito, we work towards the utilization and proper disposal of the waste generated in our operations, according to its classification and potential for reintegration into new economic cycles. [GRI 306 - 3] [GRI 306 - 4] [GRI 306 - 5] In 2024, we generated a total of 52,671 tons of waste, of which: We recycled 18,852 tons of materials derived from our operations, promoting the circular economy. We properly disposed of 85.1 tons of hazardous waste. We recovered 129.6 tons of used cooking oil, promoting its transformation into new resources such as biodiesel, soaps, detergents, among others. We utilized 8,879.7 tons of organic waste in bioremediation processes for soil regeneration. We disposed of 24,724.28 tons of ordinary waste, which are neither recyclable nor hazardous, in authorized landfills. We manage food waste and spoilage [GRI 3 - 3] [GRI 306 - 2] [FB - FR - 150a.1] We implement preventive and corrective actions for food waste management, working with all actors in the supply chain, such as Purchasing, Receiving, Transportation, Storage, Labeling, Display, Handling, and Sales . Additionally, we promote the utilization of products through alternative destinations, such as donation . To achieve this, we have specific guidelines that include : Sale of products with discounts close to e \ piration Donation of goods to food banks through platforms like EatCloud. Recovery of fruit and vegetable trays. Management of surpluses in red meat and bakery products . 126

We manage around 15 , 000 tons of spoiled food, of which : More than 14,000 tons of non - recoverable material were designated as losses and waste. [GRI 306 - 3] Approximately 700 tons were utilized and donated to the Éxito Foundation to contribute to the child nutrition of children in Colombia . [GRI 306 - 4 ] Five Viva shopping centers were certified by Icontec as Zero Waste [GRI 306 - 2] Our Viva shopping centers in Envigado, Barranquilla, Palmas, and Ceja were recertified as Zero Waste by the Colombian Institute of Technical Standards and Certification (Icontec) in the gold category, and Viva Sincelejo in the silver category . This recognition is the result of implementing strategies for the reduction, reuse, and utilization of waste, which allow the reintegration of materials into the production cycle and reduce the amount of waste sent to landfills . Results of waste utilization in our recertified shopping centers : 72% of waste utilized in Viva La Ceja 69% of waste utilized in Viva Palmas and Viva Sincelejo 66% of waste utilized in Viva Envigado and Viva Barranquilla With an average of 65% waste utilization in the shopping centers that obtained certification, we contribute to strengthening an environmental culture through training for tenants and visitors on source separation. 127

8 approved properties 19,483 approved hectares En 5 departments of the country Contribution to biodiversity protection [GRI 304 - 2] [FB - FR - 403a.4] At Grupo Éxito, we seek to balance livestock production with environmental conservation and animal welfare . We implement monitoring tools to support our suppliers in adopting more sustainable practices, ensuring respect for the agricultural frontier and forest conservation . [GRI 308 - 2 ] In 2024 , we achieved satellite monitoring of 100 % of our direct livestock suppliers, covering 30 properties that together total 15 , 527 hectares, with 28 % forest cover . Development of environmental and climate knowledge. We promote training spaces that strengthen the environmental knowledge and awareness of our employees . In 2024 , 5 , 860 employees participated in environmental training programs on circular economy, climate change, and operational sustainability . We are motivated to educate and mobilize our stakeholders towards the protection of the planet, and these were some of the main learning spaces : Revenue generated from products with this certification reached COP $ 13 , 500 million . [FB - FR - 430 a . 1 ] 72 of our direct suppliers are GANSO (Sustainable Livestock) certified, promoting sustainable practices. In 2024 , sales of Pomona Livestock products, available in 185 Éxito and Carulla stores across the country, grew by 21 . 2 % compared to the previous year . 128

A step that makes a difference for the planet, with 4,360 participants: awareness about the elimination of plastic bags and their environmental impact. Circular Economy, with 797 participants: key concepts of circular economy and its application in the company. Good Environmental Practices, with 286 participants: strategies and actions to reduce environmental impacts in our operations. Climate Change Training, with 114 participants: knowledge about climate change and the role of each person in its mitigation. Learning Together | My Sustainable Environment, with 112 participants: relationship between Grupo Éxito's Sustainability Policy and the Sustainable Development Goals. Environmental Service Stations (EDS), with 32 participants: best practices for environmental management in service stations. Paper Bag Packaging Capsule, Éxito brand, with 58 participants : proper use and separation of products in paper bags . Sustainable Livestock, with 67 participants : sustainable livestock strategy and its impact on the company . We were panelists at the event Accelerating the Path to Sustainability through Powerful Partnerships organized by L’Oreal Colombia, where we shared our experience working collaboratively with different stakeholders . Sustainability and Reputation in the Omnichannel Strategy, with 34 participants : how each process contributes to sustainability within the Omnichannel strategy . We participated in the second edition of the collaborative measurement of Transport Carbon Footprint in Latin America, led by Logyca . In this e \ ercise, which included the participation of 16 companies in 9 countries, we stood out particularly for the high percentage of zero and low - emission vehicles in our own fleet and for the efficient optimization of their operation . 129

Climate Change Management We manage climate change to reduce our environmental impact and ensure the sustainability of the business and future generations . At Grupo Éxito, we take on this challenge with a comprehensive approach to risks and opportunities, integrating decarbonization and climate change adaptation, both in our direct operations and throughout our supply chain . Our actions to mitigate and adapt to climate change include : Management of refrigerant gases, reducing those with a high impact on global warming and the ozone layer. Energy efficiency, improving resource use and implementing clean energy projects. Sustainable mobility, promoting the use of transport and fuels with a lower environmental footprint. We are moving towards a more sustainable cold chain An efficient and sustainable management of the cold chain is essential to preserve the quality of our products, reduce our environmental footprint, and improve energy efficiency . Therefore, we are moving towards more sustainable refrigeration, adopting technologies that minimize our climate footprint and eliminate the use of substances that affect the ozone layer . Twelve warehouses converted to alternative refrigerant gases such as CO 2 . We consumed 17 , 218 . 4 kg less of R 22 refrigerant compared to the previous period, representing a 17 . 2 % reduction compared to 2023 . We increased the use of zero ozone - depleting refrigerants by 5 , 330 kg, representing a 95 . 2 % increase compared to 2023 . [FB - FR - 110 b . 2 ] 130

Energy consumption (MWh) 2024 Results (MWh) 2023 Results (MWh) 2022 Results (MWh) Non - renewable electricity - SIN. Renewable electricity - SIN. Self - generated renewable energy consumption. Certified renewable energy consumption - REC*. Total operational energy consumption 57,470.32 325,665.18 4,534.76 3,656.99 391,327.25 85,275.98 285,204.00 10,361.15 3,519.98 384,361.11 112,985.69 232,325.09 11,817.72 3,774.27 360,902.77 We promote projects for more efficient and sustainable energy From 2012 to 2024, we have implemented: Learn about our Climate Change Polic y and our Environmental Polic y . Energy consumption [GRI 302 - 1] [GRI 302 - 4] In 2024 , 68 . 7 % of the total consumed came from mixed renewable sources, 3 . 3 % was self - generated renewable energy, and 96 . 7 % of our energy came from the National Interconnected System (SIN) . [FB - FR - 130 a . 1 ] *Taking into account the portion of mixed renewable energy sources from the Interconnected System of Colombia during 2024 , which was 67 . 28% . *REC: Renewable Energy Certificates (RECs) are a voluntary mechanism through which end - users of electricity demonstrate that a portion or all of their electricity consumption was generated from renewable sources." In our Real Estate business: 7 solar energy projects and eco - efficient energy services. 14 energy efficiency initiatives. In our Retail business: 11 solar energy projects and eco - efficient energy services. 259 energy efficiency projects. Our energy consumption intensity was 0.0222 MWh/$ of revenue. [GRI 302 - 3] We generated 11,817.72 of energy with solar projects, equivalent to the consumption of 6,273 Colombian households in one year 131

VIVA: Third consecutive year with Carbon Neutral certification from ICONTEC The generation of wind and solar energy, the migration to an LED lighting system, and the open architectural design are some of the actions that enabled recertification. We implemented two energy efficiency projects in Viva Sincelejo and Villavicencio. Viva Sincelejo: We replaced more than 850 halogen lamps with LED technology, achieving a 32% energy consumption savings. Viva Wajira: We launched a photovoltaic plant with more than 600 solar panels and a capacity of 374.68 kWh. Viva Villavicencio: We renovated 900 luminaires, generating an annual savings of 151,175 kWh. Our photovoltaic panels generate clean energy and supply 37% of the energy consumption in common areas. In Viva Wajira, we put into operation a photovoltaic plant with 646 solar panels and a capacity of 374.68 kWh. Viva Sincelejo Thirteen Viva shopping centers were recertified as Carbon Neutral by Icontec. Photo: We have more than 16,520 solar panels in our shopping centers and warehouses; 5% more than in 2023 thanks to the launch of the photovoltaic plant in VIVA Wajira, Riohacha, Guajira. 132

Efficiency and sustainability in our distribution centers (CEDIS) In our Distribution Centers (CEDIS), we work to make sustainability a part of logistics operations. 71 % of our logistics facilities have LED lighting, optimizing energy consumption . We generate photovoltaic energy through solar panels installed on 7 , 000 m² of rooftops in our CEDIS . 76 % of our refrigeration infrastructure operates with lower environmental impact refrigerants, such as CO ₂ and ammonia . 4 % of the batteries used in material handling equipment for indoor operations are lithium - based, a more efficient alternative with a smaller environmental footprint . We promote sustainable mobility in our operations . We strive to promote more environmentally friendly mobility by encouraging responsible and sustainable practices in our supply chain . By improving logistics efficiency, optimizing fuel consumption, and adopting more sustainable alternatives such as transitioning to an electric fleet and renewing vehicles with more efficient technologies, we reduce our environmental impact, make better use of resources, lower costs, and strengthen our competitiveness . We have a total of 2 , 912 vehicles, of which 86 are owned and 2 , 826 belong to outsourced fleets . [FB - FR - 000 . C] Our electric fleet represents 35 % of the total, moving towards cleaner and more efficient transportation . In our CEDIS, we implement technologies and practices that reduce environmental impact and improve energy efficiency. We modernized our fleet with four 2022 model trucks and four 2024 model Euro VI tractor - trailers, improving productivity, efficiency, and operational cost optimization . 133

éxito
wow!

We have renewed partnerships to continue operating with 23 vehicles and eight electric motorcycles for last-mile deliveries, reducing emissions generation



We have implemented real-time fuel measurement technologies, which facilitate decision-making aimed at improving transportation efficiency.

The fuel consumption of our fleet during the year was as follows [FB-FR-110a.1]:

Type of fuel	Consumption
Gasoline (gal)	1,054
Diesel (gal)	289,566
Natural Gas (m3)	83,980
Electric Energy (kWh)	174,471
Total fuel consumption (MJ)	46,301,440

- **We implemented a pilot project using a renewable additive in our fuels, which is produced from sugarcane (Starfuel Technology) and allows the mixing of liquid green hydrogen, which does not generate CO_2 when burned, with fossil fuels. This resulted in a 7% reduction in fuel consumption and an 8.5% decrease in CO_2eq emissions.**
- **On average, we transport 0.14 tons per kilometer in our own, third-party, and operator transportation operations. [FB-FR-000.D]**

Through the Try My Ride platform, we avoided the emission of 94,100 kg of CO2eq during 2024.

TRY MY RIDE
Comparte y Vive la Experiencia

Water management

We optimized our water consumption through monitoring and conservation measures. [GRI 303-5]

Year	2022	2023	2024
Water consumption (Mm3)	2,106	2,408	2,309

*Million of cubic meters

134

Governance Climate Sustainability Governance Model As part of our business evolution process, we have redefined our climate sustainability governance through an empowerment model that assigns clear and specific functions to different areas of the organization . This model operates in an articulated and integrated manner, ensuring that all instances, from the Board of Directors and senior management to operational areas, work in a coordinated and harmonious way . Additionally, it promotes more effective and collaborative management, ensuring that each area performs defined roles - leading, supporting, training, or monitoring - to achieve strategic sustainability objectives and respond to climate challenges . As part of our actions to encourage rational water use, we have implemented: Water - saving valves in our warehouses. Rainwater harvesting systems in our shopping centers, allowing its reuse in activities such as cleaning . Efficient activation mechanisms in bathrooms (push), optimizing water use in toilets. Climate Change Risks and Opportunities - TCFD (Task Force on Climate - Related Financial Disclosures) In 2024 , we continued working on implementing the recommendations of the Task Force on Climate - Related Financial Disclosures (TCFD) and adhering to the standards of the Sustainability Accounting Standards Board (SASB) for disclosing information related to climate and sustainability issues . [GRI 201 - 2 ] [GRI 3 - 3 ] The TCFD is a framework of recommendations designed to help companies transparently disclose how they manage the risks and opportunities arising from climate change, covering four key areas : Governance, Strategy, Risk Management, and Metrics and Targets . Below, we break down each of these components : Governance Strategy Risk Management Metrics & Targets 135

Corporate Climate Governance Structure We structured a model that integrates various levels of leadership and key areas : Directive Board [GRI 2 - 22 ] The Directive Board, as the highest social body of the company, plays a fundamental role in promoting the long - term resilience and sustainability of the company in the face of potential changes in the business landscape due to climate change . The functions and responsibilities of the Board of Directors in relation to climate change management include : Approving and periodically monitoring the strategic plan, which incorporates the strategic pillar "Our People and Sustainability." Being accountable to shareholders for the strategic management of the company. Acting as the highest social body of the company, promoting long - term resilience and sustainability in the face of potential changes due to climate change. Approving the Sustainability Strategy, which guides the practices of the Business Group. Defining and approving policies related to climate management. Allocating the necessary resources for the company to face climate change challenges. Periodically monitoring the main risks of the company, including climate change. Senior Management The company's Senior Management plays an active role in managing the company's strategic risks and executing the Sustainability Strategy . The My Planet team, composed of representatives from key involved areas, is dedicated to coordinating and executing the necessary initiatives to reduce, mitigate, and compensate for the impacts of our operations on the planet . This team has an integral approach to climate change management within the organization, addressing both mitigation and adaptation to climate challenges . The My Planet team has structured an environmental governance model by assigning specific roles and responsibilities to the key involved areas, ensuring comprehensive and effective management of climate change and sustainability . This team operates under the strategic coordination of two vice presidencies, ensuring alignment with corporate objectives : the Corporate Affairs Vice Presidency and the Real Estate Vice Presidency . Corporate Affairs Vice Presidency : The Communications Directorate, through its Risk and Sustainability Coordination, leads the Sustainability Strategy, ensuring its integration into corporate processes and promoting the organization's commitment to a sustainable agenda . 136

It is responsible for coordinating the Materiality Analysis exercise to identify the most relevant issues for the organization and its stakeholders . Additionally, it is in charge of risk management, leading its identification, evaluation, and prioritization . Among the risks, as already mentioned, is climate change . Real Estate Vice Presidency : Through the Facility Directorate and its areas, it is responsible for leading and implementing strategies related to climate change mitigation and adaptation in the organization's operations, coordinating the actions of different areas : Environmental Management: Responsible for measuring and monitoring the carbon footprint. Maintenance: In charge of managing and implementing projects for the conversion of refrigerant gases. Public Services: Monitors and optimizes energy consumption. The Maintenance and Public Services areas are responsible for managing energy efficiency and renewable energy projects. As a result of the functions and responsibilities of the Board of Directors and Senior Management, the company's strategic risk profile was updated in 2024 , in line with the Comprehensive Risk Management Policy . As part of this exercise, Climate Change Risk was ratified as a strategic risk by the Board of Directors and the Audit and Risk Committee, highlighting its relevance in value creation and long - term business sustainability . This process involved the active participation and leadership of Senior Management, who, at the strategic level, continuously identify and evaluate risks that could affect the organization's strategic pillars . Climate Change Risk, as a strategic risk, is prioritized by the Board of Directors and managed through the company's risk methodology . This approach includes defining specific strategies that encompass a detailed description of the risk, its triggering factors, associated strategic pillars, a positive vision of the risk, and the necessary management strategies to mitigate it . Additionally, a responsible person within Senior Management is assigned to each strategic risk, including climate change, ensuring a comprehensive approach aligned with corporate objectives . At the strategic level, the scope of Climate Change Risk management extends to the entire Business Group . Risks are consolidated and supervised by the Audit and Risk Committee, prioritizing treatment measures based on the individual weight of each risk and its influence on other strategic risks . 137

Corporate Policies Related to Climate Change As part of our climate change management approach, we have the following policies : Environmental Policy : Declares the company's formal intentions and general directions related to environmental performance, serving as a guide for setting environmental management objectives and goals aimed at continuous improvement . Climate Change Policy : Provides guidelines for developing the company's climate strategy, aiming to reduce and manage the carbon footprint, as well as develop climate change adaptation solutions, enhancing opportunities and mitigating climate - related risks . Risk Policy : Details the methodology adopted by the Group for risk management, providing employees with the necessary tools to minimize uncertainty, mitigate potential threats, and maximize opportunities . Sustainability Policy : Aims to provide guidelines to the company and offer directives to subsidiaries, ensuring that their corporate strategy incorporates and considers environmental, social, economic, and corporate governance issues in decision - making . Policies Approved by the Directive Board in 2024 In the Board of Directors meeting on March 21 , 2024 , adjustments to the Sustainability Policy were approved to align it with the reform of Article 61 . Board Committees of the social statutes . These adjustments included updating certain definitions and incorporating inclusive language . Finally, with the support of the Colombian Climate Asset Disclosure Initiative (CCADI), a training session was conducted in 2024 for the new CEO of the Group on climate risks and opportunities . The goal was to strengthen their decision - making skills, ensuring they are equipped and up - to - date in managing climate change and identifying strategies to adapt to an ever - changing environment . 138

Climate Change Strategy [FB - FR - 430a.3] The strategies to address climate change and ensure the company's long - term sustainability are as follows : Strategy A: Identifying climate - related risks and opportunities Strategy Strategy B: Impacts on the company Strategy Strategy C: Resilience of the Strategy Strategy A : Identifying climate - related risks and opportunities Transition Risks and Physical Risks Our strategy includes identifying, evaluating, and monitoring physical and transition risks associated with climate change . This approach allows us to understand how climate dynamics can affect our organization and our ability to adapt to them . Identifying Transition Risks The transition to a more sustainable and low - carbon economy presents significant strategic challenges, known as transition risks, which arise in response to stricter climate regulations, disruptive technological advances, and changes in consumer preferences . These risks require adaptations in our environmental policies and practices, as well as addressing potential litigation and disruptions to our traditional business models . In this context, we identify the following key transition risk factors : Technological : The transition to sustainable technologies creates market disruptions, demanding significant investments in innovation to reduce GHG emissions . This can result in the loss of competitiveness of assets and products not aligned with low - carbon standards, increasing competition and operating costs . Reputational : Increased public awareness of climate change intensifies pressure from customers, investors, and other stakeholders . Carbon - intensive sectors face stigmatization and divestment, affecting brand perception . Regulatory : Climate regulations, such as carbon pricing and GHG reporting obligations, require operational adjustments and more sustainable processes . Non - compliance can lead to litigation, fines, and additional costs, as well as the need to deeply review business practices . 139

- **Market:** The growing demand for sustainable goods and services increases the production costs of raw materials, impacting final prices. To mitigate this risk, we have strengthened supply chain efficiency and diversified suppliers. Additionally, climate change introduces uncertainties in economic decisions and market signals, challenging the strategic planning of organizations.

Results

The methodological details used for this identification and analysis are developed in the Risk Management Section A - Methodology for identifying and evaluating physical and/or transition risks, of this report. Below are the results of the evaluation of transition risks, classified according to their severity and temporality, which facilitates the prioritization of necessary mitigation and adaptation actions.

Transition Risk Management



Low
Medium
High
Extreme
PROBABILITY
5 ALMOS SAFE
4 PROBABLE
3 POSIBLE
2 IMPROBABLE
1 RARE
R-7 R-8
R-9 R-10
R-1 R-2
R-11
R-4 R-5
R-6
R-3
R-11 R-12 R-13
R-14 R-15 R-16
1 INSIGNIFICANT
2 MINOR
5 MODERATE
10 MAYOR
20 CATASTROFIC
IMPACT



ST: Short term
MT: Medium term
LT: Long term
Year 0
Year 2
Year 5
TIME SCALE

140

R - 8 Limitations in product supply due to a shortage of suppliers capable of adapting to new technological developments and complying with new climate transition regulations . (MT) R - 9 Increase in product prices due to regulatory requirements. (MT) R - 14 Increase in fuel prices. (ST) R - 15 Increase in carbon tax and/or new measures for carbon footprint compensation. (MT) R10 Greater demand for identifying environmental impacts in the supply chain. (MT) R - 12 Possible legal liability for failing to meet climate targets. (LT) Obsolescence of information systems for GHG emissions reporting. (MT) R - 13 Restrictions on plastic packaging materials that increased access costs or substitution costs for alternative packaging materials . (MT) R - 11 R - 16 Obsolescence of information systems to meet GHG emissions reporting requirements, leading to increased expenses to strengthen and update technological capacity . (MT) R - 1 Promotion and sale of products erroneously labeled as low - carbon or net - zero. (MT) R - 2 Sale of stigmatized or carbon - intensive products. (MT) R - 4 Unavailability of key and expert personnel to calculate and report GHG emissions, leading to an increase in labor costs or personnel expenses . (ST) R - 6 Restriction or prohibition of the use of inputs such as refrigerants, fuels, chemicals, among others, due to their high potential impact on global warming, necessitating the maintenance and conversion of technologies . (LT) R - 5 OAsset obsolescence. (ST) R - 3 Loss of access to financial capital sources due to inadequate performance on climate change issues . (MT) R - 7 New and stricter regulations and standards regarding the use of less carbon - intensive production technologies, leading to an increase in capital investments for technology acquisition . (MT) Identification of physical risks The increasing frequency and intensity of extreme weather events, along with changes in climate patterns, represent a critical category of risks : physical risks associated with climate change . These risks include direct threats to infrastructure, operations, and supply chains, arising from phenomena such as floods, storms, droughts, and sea - level rise . Exposure to these risks can lead to operational disruptions, asset damage, productivity losses, and significant recovery costs . There are two types of physical risks : Acute Physical Risks : Acute physical risks arise from the increasing frequency and intensity of extreme weather events caused by climate change, such as windstorms, landslides, pluvial and fluvial floods, fires, frosts, and droughts . These phenomena, driven by global temperature rise and climate changes resulting from greenhouse gas emissions, generate immediate and significant impacts . 141

Consequences include road and pathway blockages, interruptions in public services, damage to critical infrastructure such as warehouses and offices, human losses, and a reduction in supplier productivity, especially in sectors like agriculture.

- **Chronic Physical Risks:** On the other hand, chronic physical risks are associated with gradual and long-term changes in the climate system, such as sea-level rise, ocean acidification, global temperature increase, and biodiversity loss. These phenomena, although less abrupt, generate significant impacts over time, such as coastal flooding, increased crop exposure to pests, land use changes, reduced agricultural productivity, saltwater intrusion into aquifers affecting freshwater sources, and loss of fishery resources.

Results

The methodological details used for this identification and analysis are developed in the Risk Management Section A - Methodology for identifying and evaluating physical and/or transition risks of this report. Below are the results of the evaluation of physical risks, classified according to their severity and temporality, which facilitates the prioritization of necessary mitigation and adaptation actions.

Physical risks management



Low
Medium
High
Extreme
PROBABILITY
5
ALMOS SAFE
4
PROBABLE
3
POSIBLE
2
IMPROBABLE
1
RARE
R-5 R-6
R-11 R-12
R-13
R-7 R-8
R-9 R-10
R-3 R-4
R-1 R-2
1
INSIGNIFICANT
2
MINOR
5
MODERADTE
10
MAYOR
20
CATASTROFIC
IMPACT

142

ST: Short Term
MT: Medium Term
LT: Long Term
Year 0
Year 2
Year 5

TIME SCALE

R-1 Need for adaptation to changes in the energy matrix, in response to the occurrence of physical events of climate change, which may result in an unintended increase in GHG emissions **(MT).**

R-2 Competition for increasingly scarce resources, leading to conflicts with communities near the facilities where the Company conducts its commercial and/or administrative activities **(LT).**

R-3 Partial or complete shutdown of operations due to damage and/or loss of assets **(MT).**

R-4 Increase in extreme weather events and/or natural disasters affecting insurance policy expenses or reducing the insurability of assets **(ST)**

R-5 Increase in capital investments for the adaptation or relocation of assets to new climatic conditions **(LT)**

R-6 Increased frequency and intensity of extreme weather events affecting the productive capacity and delivery of suppliers **(MT)**

R-7 Operational disruption due to changes in the supply of resources such as energy or water **(ST)**

R-8 Wear, loss, or damage to assets and infrastructure **(MT)**

R-9 Unexpected increase in tariffs for resources such as water or energy.

R-10 Extreme weather events that deteriorate the health or well-being of employees **(MT)**

R-11 Overstocking and increased pressure on inventory management **(ST)**

R-12 Delays in delivery times **(ST)**

R-13 Damage or disruption to road infrastructure, increasing logistical expenses or affecting supply **(ST)**

Opportunities

In an environment where the transition to a low-carbon economy is transforming markets and redefining priorities, climate change not only presents challenges but also a range of strategic opportunities for our group. From a comprehensive approach, we have identified key areas where we can innovate, adapt, and lead the shift towards sustainability. These opportunities include the development of sustainable products and services, the optimization of our operations, and the strengthening of partnerships with suppliers to build resilient and responsible supply chains.

143

Climate risk Description Aspect Opportunity Physical Transition Operational Optimization Products and services Operational Optimization Products and services Logistic Supplier Development and Warehouse Operations Resilient and Climate - Adaptive Infrastructure Sustainable Supply Chains Reduction of Waste Resource Optimization Web page Reduction of Carbon Footprint Circular economy Green Businesses Sustainable Mobility Reducción de costos y riesgos por el mejoramiento en la eficiencia en el uso energético y de combustibles en la operación del transporte . Identification and management of risks associated with the supply chain, implementing actions such as : Georeferencing of suppliers and detailed characterization of social and environmental aspects to develop action plans and close gaps . Collaboration to strategically plan harvests considering factors such as climate, reducing risks . In partnership with Tuya and Bancolombia, create sustainable credit lines for suppliers that demonstrate high performance in sustainability . Improve the energy efficiency of warehouses, adopt new technologies, and manage energy use . Offering green credit lines or investment funds in partnership with Tuya to reduce the climate vulnerability of customers . Reduce costs, expenses, and environmental footprint associated with waste reduction in our operations . For example, selling food considered as damaged through apps and/or startups, reducing expenses and environmental footprint . Optimize resource use to reduce operating costs . This contributes to financial efficiency and has a positive impact on the operational carbon footprint . Strengthen mechanisms to ensure compliance with stricter energy efficiency and sustainability standards in the design, development, and operation of websites . Service for customers to calculate their carbon footprint from purchases and offset it online . Increase in online shopping that promotes the reduction of the carbon footprint . Promotion of low - carbon products with transparent communication on private label products . Service for product repair and second - hand sales . Creation of post - consumption spaces to close the life cycle of the products our customers purchase . Leveraging a growing market segment in travel and tourism : Sustainable travel and ecotourism, diversifying the offer through Viajes Éxito . Transform mobility services by migrating from fossil fuel service stations to electric charging stations, leveraging growing market segments . Generate incentives for the purchase of sustainable vehicles through Seguros Éxito . 144

Strategy B : Impacts on the Company In order to advance the strategic evaluation of the implications of climate change on the company, we conducted various analyses of our exposure to physical and transition risks for our sales, products and services, suppliers, operations, value chain ; and also considering economic sectors and geographical locations . The methodologies used to develop the analyses are detailed in the Risk Management A section - Methodology for the detailed analysis of exposure to physical and/or transition risks of this report . Analysis of Sales E \ posure to Transition Risks We conducted a detailed analysis of the sales exposure for the first half of 2023 , according to the economic sector and under two climate scenarios . According to the methodology established by the company, this exercise is updated biennially : 1. Net Zero 2050 Scenario 2. NDC Scenario (by its acronym in english Nationally Determined Contributions) Analysis results 1. Composition of Sales and Key Economic Sectors During the evaluated period, 73% of our sales came from the industrial and agricultural sectors. The industrial sector relies heavily on fossil fuels, which increases production costs due to GHG emissions . Additionally, significant investment will be needed for an energy transition . In the agricultural sector, challenges include changes in land use to reduce the carbon footprint, avoiding costs related to carbon taxes, and adapting to evolving consumer preferences . 2. Findings by Climate Scenario Below are the results of the evaluation of each sector and segment in the different climate scenarios:** 145

Scenario 1: Net Zero 2050 Scenario 2: NDC Segment Sector Crops - High Emission Intensity Agricultural Livestock - Extensive Beef Cattle Grazing Livestock - Others Fishing Manufacturing of Other Consumer Goods (Food and Beverages) Industrial Manufacturing of Durable Consumer Goods Manufacturing of Electronics Manufacturing of Clothing Petrochemicals Point of Sale Oil and gas Financial services Service and technology Technology High - carbon vehicles Transport Low - carbon vehicles Low Positive impact (opportunity) High Moderately high Moderately low Moderate Nivel de riesgo climático 146

. 49% . 33% . 14% . 4% . 53% . 33% Scenario NDC . 14% Below are the percentage distribution graphs of sales by economic sector, according to the rating assigned to each sector and for each climate scenario: Net Zero 2050 Scenario Analysis of supplier e \ posure to physical risks Given that the physical risks of climate change pose direct threats to the infrastructure, operations, and supply chains of organizations, we consider it relevant to understand how our suppliers in Colombia are exposed to such risks . Although this is an initial exercise, covering 14 % of the total suppliers in 2023 , it constitutes a fundamental basis for understanding the main challenges associated with one of the central axes of our operation . According to the methodology established by the company, this exercise is updated biennially . The analysis was conducted for 267 georeferenced suppliers . The suppliers are distributed across 205 municipalities that have different levels of climate change risk, according to studies conducted by IDEAM in the Third National Communication on Climate Change of Colombia (TCNCC) . Four levels of climate risks were assigned : Very High, High, Medium, and Low . 37 % of our sales come from High or Moderately High risk categories, primarily from the industrial, transportation, and oil and gas sectors, which will face significant challenges in their transition, with some segments having high or moderately high risks . The identified risks are minor, but implications persist in key sectors such as agriculture, industry, and oil and gas . Although climate ambition is moderate, it is necessary to monitor effects in the agricultural sector due to its relevance to the economy, the increase in costs in the industrial sector due to the carbon price, and the ongoing challenges in the oil and gas sector, regardless of the climate scenario . 147

In the High and Medium risk categories, 58.6% of purchases, 61.8% of suppliers, and 63.9% of the municipalities where we source are concentrated. Meanwhile, in the Very High category, 16.0% of purchases, 18.7% of suppliers, and 2.0% of the municipalities where we source are concentrated. These results highlight the importance of continuing to work closely with our suppliers and strengthening their characterization, in order to have clear and updated information on the physical risks to which they are exposed . Analysis of operations' e \ posure to physical risks In collaboration with Allianz, we conducted inspections at eight (8) key warehouses to assess their exposure and vulnerability to physical risks . The evaluation considered aspects such as type of construction, occupancy, protection, and exposure . The results confirmed a satisfactory state in terms of physical resilience, which reinforces our ability to face extreme weather events . Strategy C : Strategy resilience In line with our commitment to contribute to climate change mitigation, the company has developed a strategy by setting the goal of reducing carbon footprint (scope 1 and 2 ) by 55 % by 2025 , based on the 2015 baseline . To achieve this strategy, climate management lines were defined to address risks and opportunities, maximizing our ability to respond to climate challenges . Additionally, as part of this approach, we implemented the measurement and monitoring of key indicators, such as carbon footprint and emission intensity . Climate management lines [GRI 2 - 25 ] Management of refrigerant gases (HFC) : In line with international regulations and the ban on ozone - depleting refrigerants, we implemented actions to transition to natural and low - impact climate refrigerants . Energy efficiency and renewable energies : We promote the generation and use of renewable energies, such as solar projects integrated into our facilities . 148

Circular economy and waste management : We develop guidelines that promote the utilization of waste in our value chain, contributing to the reduction of Scope 3 emissions related to waste management . Sustainable mobility : We design ecosystems that enable electric and active mobility for customers . Supplier development : We develop and strengthen the knowledge of our partners and suppliers in socially and environmentally sustainable practices . Additionally, we conduct satellite monitoring to improve the origin of raw materials, identify risks, and characterize our supply chains . Insurance policy subscription : As a measure to transfer physical risks, we subscribe to insurance policies that cover operations nationwide . All these efforts reaffirm our position as the most sustainable retailer in Colombia, the second in LATAM, and the eighth globally according to the Dow Jones Sustainability Index (DJSI) . Our rating in the Corporate Sustainability Assessment (CSA) by S&P Global places us in the 94 th percentile of the industry with a score of 68 points . In the environmental component, our climate strategy received a score of 80 points, representing an improvement of + 13 points compared to the previous year and placing us in the 91 st percentile . The materiality analysis for the period 2022 - 2024 identified climate change as a material issue, reaffirming its strategic importance for our operations, stakeholders, and value chain . Risks Management In 2024 , we continued working to strengthen our risk management system in environmental and social aspects that support our Sustainability Strategy . As part of this process, we implemented tools that allow us to analyze ESG risks in our operations and value chains . This includes the assessment of physical risks from climate change, such as those arising from extreme events that can affect our facilities and value chain, as well as transition risks associated with adapting to a more resilient business model . 149

Risk Management A - Processes for identifying and assessing risks and opportunities Methodology for identifying and assessing physical and/or transition risks a. Identification of physical and/or transition risks Following the categorization of climate risks into physical and transition risks, in accordance with TCFD recommendations and based on the progress made in 2023 with CCADI, in 2024 we updated the status of these risks in the company . These risks were evaluated based on their potential impact in various areas, including financial aspects and brand reputation . Risks identification b. Qualitative assessment of identified risks For the identified risks, we conducted a materiality analysis based on the qualitative rating of two variables : current management capacity and potential impact . Current management capacity refers to the existence of risk management measures and the extent to which they are sufficient or not to mitigate the risk . On the other hand, potential impact was defined in financial terms (in relation to EBITDA) and reputational terms . For each variable, a five - level evaluation scale was defined, resulting in a risk matrix with four possible risk ratings : The risks were segmented according to defined time horizons as follows: Short term: Risks with the potential to materialize within the next 2 years. Medium term: Risks that may manifest within a period of 2 to 5 years. Long term: Risks whose materialization is projected over a horizon of more than 5 years. ST:Short Term MT: Medium Term LT: Long Term Risk factor: Physical Transition Potential impact: Financial Reputational Derived risk: Operational Financial Reputational Year 0 Year 2 Year 5 TIME SCALE 150

Evaluation scales

Current management capacity		Potential Impact	
Very low	(-)	Insignificant	(-)
Low		Minor	
Medium		Moderate	
High		Mayor	
Very High	(+)	Catastrofic	(+)

Risks Matrix



Current management capacity
Potential Impact
Risk level
Low
Medium
High
Extreme

The results obtained are found in section **Strategy A: We identify risks and opportunities related to climate change.**

Methodology for detailed exposure analysis to physical and/or transition risks

Methodology for analyzing sales exposure to transition risks

To advance the assessment of transition risks, an analysis of sales exposure to such risks was conducted, considering how the transition is expected to affect different economic sectors in the future under two different climate scenarios.

Initially, the products sold were classified into five economic sectors and their respective segments. Then, through a qualitative analysis and based on available information, each segment was assigned a climate risk level (the higher the rating, the greater the transition risk):

The selected economic sectors were:

Agricultural

- Crops - high emission intensity.
- Livestock - extensive beef grazing.
- Livestock - others.
- Fishing.

Industrial

- Manufacturing of other consumer goods (food and beverages).
- Manufacturing of durable consumer goods.
- Manufacturing of electronics.
- Manufacturing of clothing.
- Petrochemicals.

151

Oil and Gas	• Point of sale (service stations)	
Services and Technology	• Financial services. • Technology	
Transport	• High-carbon vehicles • Low-carbon vehicles	

Climate risk Level

- High
- Moderately high
- Moderate
- Moderately low
- Low
- Positive impact (opporunity)

The climate scenarios were:

1. **Net Zero 2050 Scenario:** An accelerated and strict transition is assumed to limit the global temperature increase to 1.5°C, with immediate and ambitious climate policies.
2. **NDC Scenario:** This scenario reflects moderate and heterogeneous climate ambition, aligned with the commitments made by each country to reduce emissions and adapt to climate change.

Each segment and sector was analyzed under the parameters and assumptions of two climate scenarios, which are described below:

Sector	Net Zero 2050	NDC
Agricultural	Livestock farming faces costs due to carbon taxes, strict regulations, and lower income from dietary shifts towards plant-based foods.	Climate adaptation goals (capacity building and planning improvement), but insufficient to mitigate carbon costs.
Industrial	High costs due to emissions and the need for energy transition with significant investments.	Moderate energy efficiency; continued dependence on fossil fuels. Conservative increase in carbon pricing.
Oil and Gas	High costs due to emissions, pressure from consumers and governments, and a decrease in demand for fossil fuels.	Moderate risk due to insufficient policies for decarbonization. Moderate increase in fuel demand.
Services and Technology	Limited exposure to direct risks; opportunities in energy efficiency, although energy costs are increasing.	Increase in digital technologies and devices with higher costs due to rising energy and raw material prices.
Transport	Increased use of public transportation, electrification of 53% of the vehicle fleet, and government push for technological conversion.	Limited electrification and less modal shift; partial achievement of goals such as Law 1964 of 2019. Oil consumption remains predominant.

152

Finally, the exposure of sales to different levels of risk in the two analyzed climate scenarios was calculated, considering the income obtained from products sold according to the assigned economic sector . The results are presented in the section Analysis of Sales Exposure to Transition Risks . Methodology for the Analysis of Supplier Exposure to Physical Risks The analysis of exposure to physical risks was based on the Climate Change Vulnerability and Risk Analysis by TCNCC (IDEAM), which evaluates threats such as extreme weather events, temperature and precipitation changes, and loss of ecosystem services . It used the RCP 6 . 0 scenario for 2011 - 2040 and assigned climate risk levels (from Very Low to Very High) to each municipality in Colombia . In this context, the georeferenced suppliers of Grupo Éxito were evaluated considering two aspects : 1. National distribution of climate risk: The municipality of each supplier was identified and linked to its risk level according to TCNCC, providing an overview of the most vulnerable suppliers. 2. Risk combined with purchase concentration: Based on purchases made during the analyzed period, municipalities were categorized into five levels of importance (Very Low to Very High). The highest risk occurs when a key supplier is located in a municipality with high climate risk . The results and recommendations are presented in the section Analysis of Supplier Exposure to Physical Risks . Risk Management B - Methodology for Identifying Opportunities From the exercise of identifying the strategic risk of climate change, and its extension to the operational level in transition risks and physical risks, together with those responsible for risk management, we identified opportunities to strengthen resilient business models and generate positive impacts for the organization . Opportunities were identified considering 5 types: Resource efficiency: Involves seeking opportunities to reduce direct operational costs in the medium and long term by improving production and distribution processes. Energy sources: Definition of opportunities for the transition of energy generation towards low - emission alternatives 153

Products and services : Identification of opportunities in the development of new low - emission products and services that can improve competitive positioning and capitalize on changes in consumer and producer preferences . Markets : Proactive search for opportunities in new markets, in sectors of renewable energy and ecological products that diversify activities and improve positioning for the transition to a low - carbon economy . Resilience : Seeking opportunities to develop adaptive capacities to respond to climate change . Risk Management C - Climate Change Risk Management Processes Within Grupo Éxito's risk management methodology, Senior Management, from the strategic level, continuously identifies and evaluates risks that could affect the organization's strategic pillars ; resulting in the definition and updating of the company's strategic risk profile, which is reviewed and approved by the Audit and Risk Committee and the Board of Directors . To evaluate strategic risks, probability and impact criteria are used . Probability is understood as the likelihood of a risk materializing over different time periods and is classified into five levels : Almost certain, Probable, Possible, Unlikely, and Rare . Impact is understood as the consequences that Grupo Éxito could suffer if the risk materializes at the reputational or financial level, and is classified into five levels : Catastrophic, Major, Moderate, Minor, and Insignificant . The intersection of these two variables allows calculating the severity level of the risk and assigning it a classification in four levels : Low, Medium, High, and Extreme . For each identified and evaluated strategic risk, a responsible person at the Senior Management level is assigned to continuously manage the risk, and management strategies or treatment measures are established to mitigate the probability and negative impacts of potential risk materialization . Among Grupo Éxito's strategic risks, Climate Change risk is identified ; for which a more detailed exercise was carried out in 2024 , following TCFD recommendations . This exercise allowed segmenting the strategic climate change risk to a more operational level, derived from physical and transition risks, whose results can be seen in the section Strategy A : We identify risks and opportunities related to climate change and whose detailed methodology is explained in Risk Management A - Processes for identifying and evaluating risks and opportunities . 154

Risk Management D - Integration into the General Risk Management System Grupo Éxito's Comprehensive Risk Management System has a Top Down approach (from the strategic level to the operational level) and Bottom Up (from the operational level to the strategic level), allowing risk management to extend to the strategic, tactical, and operational levels ; leveraging the commitment of all company areas to mitigate the probability and negative impacts to which Grupo Éxito may be exposed . The detailed methodology for identifying the strategic risk of Climate Change and its extension to the operational level can be seen in Risk Management B - Climate Change Risk Management Processes . Metrics and Goals In line with our commitment to contribute to climate change mitigation, the company has defined a strategy to reduce our carbon footprint (scope 1 and 2 ) by 55 % by 2025 , considering the 2015 baseline . Tracking Metrics: Carbon footprint (Scopes 1, 2, and 3): a. Scope 1: Direct emissions from our operations. b. Scope 2: Indirect emissions from electricity consumption. c. Scope 3: Indirect emissions from our value chain, including those related to suppliers, transportation, and other key actors. Carbon intensity: Tons of CO ₂ equivalent (tCO ₂ e) per million Colombian pesos in revenue ($). Measurement Methodology: To calculate the carbon footprint, we follow the guidelines of the GHG Protocol, integrating measurement tools that include: Data collection on direct energy consumption (fossil fuels, gas) and indirect (electricity). Application of internationally recognized standard emission factors to estimate emissions in each scope. 155

- Annual evaluation of emissions derived from value chain activities and calculation of carbon intensity to monitor relative efficiency.

We measure our carbon footprint and work to mitigate and offset it [GRI 2-25] [GRI 3-3]

- **We emitted 218,149.4 tonCO2eq in Scope 1 and 2** *Using the international methodology of the Greenhouse Gas (GHG) Protocol and the GWP of AR6.

- **Scope 1 [GRI 305-1][FB-FR-110b.1]:** **143,071.8** tonCO2eq from direct emissions, refrigerant gases, fuels, and extinguishers.

- **Scope 2 [GRI 305-2]:** **75,077.4** tonCO2eq from emissions from electricity consumption.
*The emission factor of 0,21742 kgCO2/kWh, published by XM, was used. This factor increased by 25.8% compared to 2023.

- **Scope 3 [GRI 305-3]:** **195,991.7 tonCO2eq from other indirect emissions.**

- **We emitted 0,0254 tonCO2eq per million** Colombian pesos in revenue [GRI 305-4].

Category	tonCO2eq	% of Scope 3	Observations
Upstream transportation	17,901.43	9.1%	Third-party fleet
Waste disposal	11,700.23	5.9%	Generated in the operation
Business trips	137.85	0.07%	Air and land
Use of sold products	159,961.15	81.2%	Fuels sold at service stations
Downstream leased assets	7,292.6	3.7%	Electricity consumed by tenants

Total emissions in tons of CO2eq [GRI 305-5]

Carbon footprint	Results2022	Results 2023	Results 2024
TonCO2eq Scope 1*	167,214.37	170,253.17	143,071.8
TonCO2eq Scope 2* (market-based)	43,056.00	638,46.14	75,077.4
Sum of Scope 1 and 2 tonCO2eq	210,270.37	234,099.31	218,149.4
TonCO2eq Scope 3 *	277,679.69	237,794.86	195,991.7
Total TonCO2eq	487,950.06	471,894.17	414,141.13

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Business Peercentage tonCO2e Retail LTSA EDS IdeAl VIVA 204,808.87 31,650.88 159.55 6,374.72 8,988.62 81.3% 12.6% 0.1% 2.5% 3.6% Distribución de las emisiones totales por negocio During the reported period, we emitted 129 , 528 . 85 tons of CO ₂ equivalent from Scope 1 direct emissions from the use of refrigerants [FB - FR - 110 b . 1 ], representing 90 . 5 % of our total Scope 1 emissions [FB - FR - 110 b . 3 ] . Additionally, 9 . 2 % of the refrigerants used in our operations have zero ozone depletion potential [FB - FR - 110 b . 2 ] . SASB Disclosure We apply the SASB (Sustainability Accounting Standards Board) standards to assess sustainability risks and opportunities impacting our financial statements . They also guide us in disclosing the most relevant topics for our industry, providing key information for decision - making . For our case, the SASB disclosure guidelines applicable to our business and disclosed in this report are those for : Food Retailers and Distributors . In the SASB Index Table , the disclosure of ESG matters corresponding to operations in Colombia, with information as of the end of 2024 , is presented . 157

Goals 2024 [GRI 3 - 3] We collected around 20 , 000 tons of recyclable material, approximately 19 , 000 tons from operations and 900 tons from our customers . The commercialization of 100 % of the recyclable material generated in our operations was allocated to projects dedicated to child nutrition in Colombia . Five Viva Shopping Centers renewed their Carbon Neutral and Zero Waste certification granted by ICONTEC . Challenges 2025 Strengthen the reduction of damage . Enhance the eco - design strategy in private label products so that packaging materials become a decision factor in private label product negotiations . Continue advancing towards a more sustainable cold chain by reducing refrigerants that affect the ozone layer in alignment with the Montreal Protocol and the Kigali Amendment . Increase the use of zero - emission fleets, promoting bicycles, electric vehicles, and motorcycles for last - mile deliveries . Balance environmental sustainability and economic viability in our operations, facing challenges such as the increase in fuel costs, tolls, and freight transport logistics in Colombia for 2025 . 158

At Grupo É \ ito, we mobilize our clients, suppliers, and collaborators towards healthier and more balanced lifestyles. To achieve this, we work on two fronts: We market products that encourage healthy lifestyles. We promote healthy living habits among our stakeholders. 159

We market products that encourage healthy lifestyles

Taeq: Balanced life


taeq
granola
PASTA
Penne

The word "Taeq" comes from the oriental words "TAO," which means balance, and "EQUI," which means vital energy. "Taeq" symbolizes a balanced life.

Taeq is a brand that offers our clients healthy products, in line with well-being and a balanced life. Our Taeq brand offers a portfolio of 374 products in various categories such as: Consumer goods (grains, cereals, pasta, oils, sauces, vinegars, sweeteners), fruits and vegetables, fresh products (meats and fish), bakery, and prepared and refrigerated food. These products contain healthier characteristics and formulations, making them foods rich in protein, vitamins, minerals, and fiber.

During 2024, the Taeq brand experienced a 24% increase in sales compared to 2023, reaching over two million customers who found high-quality food with nutritional value, well-being, and balance. This result demonstrates the trust our consumers have in our own brand, Taeq, as they not only find products aligned with their healthy and nutritious preferences but also discover an explosion of rich flavors.

We contribute to the development of reliable food and healthy living [GRI 416-1] [FB-FR-260a.1] [FB-FR-260a.2]

At Grupo Éxito, we are committed to the quality and safety of our products. We comply with sanitary and labeling standards, promote good manufacturing practices throughout the value chain, and offer our clients clear labels on our packaging, providing truthful information about the formulation of each product and encouraging conscious purchasing.

During 2024, we restructured the components and labels of 23 products in compliance with resolution 2492, which regulates the information that must be included on the food label or nutritional label [GRI 417-1].


taeq
granola
con Proteína

We constantly work to offer our clients products with the highest quality standards. [FB-FR-250a.2]

160

At Grupo Éxito, we work on evolving our product portfolio, aligned with the changing needs and expectations of our clients . Through our Taeq brand, we have incorporated more nutritious, healthy alternatives aligned with conscious eating . Some of the advances in this line include : We expanded the own - brand plant protein product portfolio by incorporating 20 new products. We diversified the own - brand organic product portfolio by integrating 52 new products. 12 % of own - brand products contain more nutritious ingredients such as fiber, vitamins, minerals, or functional additives . "Customers seeking healthy foods want to include in their diet ingredients that provide proteins, organic foods, no added sugar, fiber sources, and low sodium . People today pay more attention to ingredient lists, nutritional tables, and question the use of additives . These movements reflect consumers' preference for foods with a better nutritional profile that contribute to health and are making brands rethink reformulation processes to offer better versions of their products . " Kelly Urrutia, nutrition specialist . We obtained revenues of nearly COP $163,000 million from the sales of own - brand products that promote health and nutrition attributes. [FB - FR - 260a.1] 161

Feria Vida Sana, a space that promoted the balance between nutrition, body, and mind In 2024 , we presented the eighth edition of the Feria Vida Sana, a space that aims to connect all our visitors with three pillars : nutrition, movement, and awareness ; promoting that people make decisions and incorporate healthy lifestyles into their lives . Under the nutrition pillar, a wide gastronomic proposal was presented with delicious, nutritious products that are easy to integrate into our diet . In the movement pillar, visitors participated in various activities such as physical exercises, and under the awareness pillar, practices to improve mental health such as meditation and rest, personal care products, ecological products, and a new space for pets were carried out . The fair featured 130 brands, 41 suppliers, and 28 micro - entrepreneurs, who presented products and services designed to promote healthy and balanced lifestyles, achieving: Taeq, our own brand of healthy foods, was the second in sales, with a 75% share. 30% sales growth compared to the seventh edition in 2023. Bronzini, our own brand of sustainable sportswear, was the fifth in sales at the fair, with a 37% share. The second edition of our cycling race with a 73 km route, with more than 150 attendees, and a strategic alliance with "Cycla x Egan Bernal." We promote healthy living habits among our stakeholders In the eighth edition of Feria Vida Sana, we were joined by more than 13 , 000 visitors and had the participation of 1 , 600 people in over 50 activities . 162

Our people are our best reason to smile, and that is why we prioritize the health and integrity of our collaborators through five fronts that aim to: Occupational health: prevent occupational diseases and work accidents. Physical health: enhance body well - being. Mental health: take care of emotional, psychological, and social well - being. Nutritional health: encourage healthy and balanced eating. Financial health: foster foundations for workers' economic life to be as stable as possible. In this regard, in 2024, health promotion and disease prevention activities were carried out, including [GRI 403 - 6]: During 2024, the 'Move for Your Health' program was implemented in 25 stores nationwide, representing an 88% increase compared to its reach in 2023. Move for your health It is a comprehensive self - development program that promotes healthy lifestyles, physical activity, recovery times, healthy eating, and mental health among our employees . 21 - Day Challenge In 2024 , we launched the 'Join the 21 - Day Challenge' program to prioritize health and well - being in the lives of each employee . This program included nutritional screenings, promoted the importance of a balanced diet, encouraged activities to move the body, and shared tips for good rest . Ambide \ terity Initiative This was specifically aimed at Payment Station collaborators, to teach them to use both their right and left hands, to reduce fatigue that can result from the constant use of only one upper limb . Care culture An activity aimed at encouraging self - care and the care of our colleagues in the workplace . 163

Hand care Campaign to raise awareness among employees in the food industry, especially in prepared food, meat, and meat processing plants, about the importance of hand care by adopting safe and responsible habits to prevent diseases and workplace accidents . Mental health month A space to discuss the cognitive, emotional, and social skills that enable a healthy life . Additionally, recognizing that health comes first, we promoted the support networks available within the company that can be used in any mental health situation that arises . 164 Below, we present the 2024 figures related to disability due to common and occupational diseases, workplace accidents, and work - related fatalities [GRI 403 - 9] [GRI 403 - 10]. National Telemedicine Line + 57 4 604 1580 o 018000 913 1211. In 2024 , a total of 67 , 634 virtual, in - person, and hybrid training sessions related to health and safety at work were conducted with the support of the Occupational Risk Administrator (ARL) ; this amounts to a total of 1 , 023 , 954 hours invested, 908 , 669 more hours than in 2023 . [GRI 403 - 4 ] [GRI 403 - 5 ] In 2024, 94 nutritional and cardiovascular screenings were conducted. [GRI 403 - 3] In 2024 , a total of 1 , 347 health promotion and disease prevention activities were carried out, 263 more activities than in 2023 , with the participation of 13 , 396 employees . [GRI 403 - 4 ] [GRI 403 - 5 ]

Number of employees by gender:						
	Women	Men	Others	Contractors	Total	% decrease compared to 2023
Disability due to common illness	9,171	5,979	5	Not applicable	15,155	-54%
Disability due to occupational diseases	81	51	0	Not applicable	132	-46%
Disability due to workplace accidents	488	626	0	Not applicable	1,114	-35%
Work-related fatalities	0	0	0	0	0	0%

As a result, in 2024, the Lost Time Injury Frequency Rate (LTIFR) was 11.13%, which represented a decrease of 2.86% compared to 2023.

In 2024, there was an increase in days of absenteeism due to common illness, work accident and occupational illness by 50%. [FB-FR 310a.3]

Learn about our Occupational Health and Safety Policy here [GRI 403-1] [GRI 403-2] [GRI 403-8].

Achievements 2024 [GRI 3-3]

Taeq experienced a 24% increase in sales compared to 2023, reaching over two million buyers.

The "Move for Your Health" program was carried out in 25 stores nationwide, representing an 88% increase in reach compared to 2023.

The eighth edition of Vida Sana attracted more than 13,000 visitors and saw a 30% increase in sales.

Challenges for 2025

Continue with the reformulation of healthy products and therefore the restructuring of their nutritional labels.

Provide personalized support to a prioritized group of our employees to contribute to their mental well-being.

165

Aware of the importance of our collaborators and under the premise of growing together, we design strategies focused on their benefit. Benefits that transform lives. Development and learning for growth. Diversity and inclusion. Social dialogue. 166

167 At Grupo Éxito, we are proud to be a team of over 33 , 000 collaborators, present in 23 departments across Colombian territory . We are a diverse team, made up of people of different ages, genders, ethnicities, and nationalities that enrich our culture and broaden our vision . We are united by a higher purpose that drives us to work every day with love and passion to Nourish Opportunities in Colombia, because we are moved by hope, optimism, and the desire to be part of the dreams of Colombians . Men Women Others 50.1% 49.9% 0.03% Women Men Others 52.2% 47.8% 0.02% 56.2% Women 43.8% Men 0.01% Others Men Women Others 51.7% 48.3% 0.07% Men 57.7% Women 42.3% Women Men 62.3% 37.6% Providencia, and Santa Catalina. 8,171 collaborators in Antioquia. 1,344 collaborators in Santander and Norte de Santander. 12,417 collaborators in Boyacá, Caquetá, Casanare, Cundinamarca, Huila, Meta and Tolima 6,362 collaborators in Caldas, Cauca, Nariáo, Quindío, Risaralda and Valle del Cauca No data was reported for "Others." No data was reported for "Others." 33,105 collaborators in 23 departments of Colombia* [GRI 2 - 6 ] [GRI 2 - 7] [GRI 2 - 8] 4,718 collaborators in Atlántico, Bolívar, Cesar, Córdoba, La Guajira, Magdalena, and Sucre. 93 collaborators in San Andrés, *In 2024, we have a total of 33,105 collaborators, 8% less than in 2023.

[GRI 2-7] [GRI 405-1]



Distribution of collaborators by gender.

Women	51.2%
Men	48.8%
Others	0.2%



Distribution of collaborators by age.

Between 30 and 50 years old	53.9%
Under 30 years old	35.9%
Over 50 years old	10.2%



Distribution of collaborators by organizational structure.

Operational positions	73.1%
Supervisory positions	24.9%
Managerial positions	1.9%
Executive positions	0.06%

*Others refers to collaborators who identify with another gender.



Distribution of collaborators by ethnicity.

Afro-descendants	57.1%
Other	25.0%
Indigenous	16.8%
Romani	0.55%
Palanqueros	0.33%
Raizal from Archipelagos	0.22%

Currently, 1,823 collaborators belong to an ethnic community, representing 5.5% of the total.

Collaborators of other nationalities working in Colombia [GRI 2-7]:	
Country	**Collaborators percentage**
Colombia	97.81%
Venezuela	2.12%
Equator	0.02%
United States	0.01%
France	0.01%
Others	0.04%

168

New hire rate (%) Zone Antioquia Atlántico, Bolívar, César, Córdoba, La Guajira, Magdalena and Sucre Boyacá, Casanare, Cundinamarca, Huila, Meta, Tolima and Otros Caldas, Cauca, Nariño, Quindío, Risaralda and Valle del Cauca Santander and Norte de Santander 23.6% 11.2% 45.4% 15.9% 3.9% 92 % of the collaborators have permanent contracts . Of this total, 50 . 6 % are women, 49 . 4 % are men, and 0 . 02 % are people who identify with another gender . The remaining 8 % are collaborators with fi \ ed - term contracts ; apprentices and trainees . [GRI 2 - 7 ] New hires [GRI 401 - 1 ] We made 16 , 360 new hires across Colombian territory, including personnel to meet the company's own needs, talent to strengthen service during commercial seasons, and apprentices in their training period . years old Over 50 years old 0.60% New hires by age New hires by gender 52.57% Women 68.36% Under 30 years old 47.40% Men 31.04% Between 30 and 50 Others 0.04% New hires by organizational structure Operational positions Supervisory postions Managerial positions 94.21% 5.73% 0.06% *No new hires were made for executive positions. 169

Turnover [GRI 401-1]

There was a turnover rate of 21.66% among employees with permanent contracts.



Turnover by gender

Men	53.54%
Women	46.44%
Others	0.02%



Turnover by organizational structure

Operational positions	78.89%
Supervisory postions	19.37%
Managerial positions	1.65%
Executive positions	0.09%

Zone	Turnover rate (%)
Antioquia	23.66%
Atlántico, Bolívar, César, Córdoba, La Guajira, Magdalena and Sucre	7.91%
Boyacá, Casanare, Cundinamarca, Huila, Meta, Tolima and Otros	48.94%
Caldas, Cauca, Nariño, Quindío, Risaralda and Valle del Cauca	16.32%
Santander and Norte de Santander	3.17%

Promotions [GRI 401-1]

A total of 2,540 employees were promoted, representing 8% of the total workforce. Additionally, 43% of open positions were filled by internal talent.



Collaborators promoted by gender

Men	57.4%
Women	47.1%
Others	0.04%



Promoted employees by organizational structure

Supervisory postions	53.7%
Operational positions	34.0%
Executive positions	0.28%
Managerial positions	12.1%

170

Life - changing benefits [GRI 401 - 2] In partnership with the Fondo de Empleados Presente, the largest in the country, we offer a wide variety of benefits for our employees and their families, aimed at dignifying their lives, enhancing their overall development, and helping them achieve their dreams . These benefits include extralegal bonuses such as Christmas bonuses and vacation premiums, as well as a wide portfolio in areas such as health, education, housing, and recreation, to name a few . We highlight some of them for 2024 , which represented an investment of COP $ 48 , 000 million . Vivienda : through programs such as "Plan Mi Casa" and "Mi Casa Ya" we provide support for the acquisition and legalization of housing for our employees, granting loans and managing subsidies with the corresponding entities, thus allowing 92 employees and their families to realize the dream of owning a home and 85 employees to legalize their housing . "I started my career as a security guard 10 years ago, and today I work as an Administrative Assistant for Resource Protection . Thanks to my job at Grupo Éxito, I have been able to support my family, which consists of my wife and my daughter Valentina . Nowadays, we have our own home and have received educational support for my daughter's school, which reflects the company's commitment not only to the well - being of its employees but also to their families . For me, the company is my second home, and I hope it will be for many more years . " Gemay Albeiro Taba Carvajal, Administrative Assistant for Resource Protection, Carulla Pereira, Cerritos . Educación: professional we and promote academic development of our employees and their families through educational support and scholarships for technical, technological, undergraduate, and postgraduate studies through the "Best in Class" program . In 2024 , this commitment translated into support for 15 , 338 people, with an investment of COP $ 13 , 741 million . In 2024 , 308 employees benefited from the "Best in Class" educational scholarship, granted by the company and the Fondo de Empleados Presente . This benefit is awarded to nominated employees who have academic averages of 4 . 3 or higher out of 5 . 0 in undergraduate and postgraduate studies . 171

Salud : Through our telemedicine programs, eyeglass assistance, and access to health insurance policies, we provide quality care, benefiting 5 , 675 employees and their families . During the year, we made an investment of COP $ 3 , 525 million . In total, 35 , 505 telemedicine services were provided, including medical care for 5 , 288 children of our employees . Tiempo para Ti : we provided our employees with the opportunity to enjoy days off on special occasions, delivering 31 , 247 benefits that translated into in 249 , 978 hours of rest and well - being, with an investment of COP $ 2 , 503 million . Recreación y Deporte : To promote quality of life, we invested COP $ 1 , 392 million in vacation bonuses and premiums, movie screenings, cultural activities, aerobic dance and yoga sessions, gym memberships, and sports programs for employees' children . Thanks to this, 29 , 568 employees and their families benefited . 172 Celebraciones: celebrate in With pride, we all our regional offices the years of service of more than 3 , 400 employees who, in 2024 , celebrated between 5 and 45 years of work in our company, recognizing their passion, commitment, and effort over these years . Their years of experience and unparalleled dedication have led us to achieve great accomplishments . Their journey is a testament to their loyalty, commitment, and passion for continuing to fulfill our Higher Purpose : Nourishing Opportunities for Colombia . "The 'Best in Class' scholarship has been very important in both my personal and professional life . It has helped me significantly cover the cost of my studies and a large part of my career, allowing me to study without setbacks and acquire new knowledge that I have been able to apply in my current role as Human Resources Assistant . We are in a company that allows us to grow and advance within it . " Luisa Fernanda Díaz Estrada, Human Resources Assistant, Envigado, Antioquia 3 , 459 employees were recognized for their service milestones, ranging from five to 45 years, serving Colombians with love and passion .

"I started as a packer at Éxito Colombia 40 years ago, and today I work as a Butchery Assistant in the same store . My father was a security guard at Éxito, and when I finished my military service, he told me, 'Son, I have a very good job for you, but you have to behave well so you can keep it for a long time!' Now, I am close to retirement and feel a deep sadness in my heart for leaving the company that has been my home . I suffered from epilepsy, and the company supported me through everything . This is my home, my family ; it is such a wonderful company, for me, it is the best" . Ramiro de Jesús Jiménez Giraldo, Butchery Assistant, É \ ito Colombia, Medellín, Antioquia . 173 Bonds of Love [GRI 401 - 3] Maternity and Paternity Benefits To provide maternity and paternity benefits, we have the Bonds of Love program, which offers expert advice on breastfeeding and neurological development of babies . In 2024 , more than 1 , 300 employees participated in the stages of pregnancy, breastfeeding, and the first 1 , 000 days of their children's lives . Additionally, the company provided financial assistance to 730 employees and their families ; and 340 women and 294 men exercised their right to parental leave . [GRI 401 - 3 ] "The financial assistance provided by the company was an immense help for which I am deeply grateful . When my baby was born, she needed to be seen by several specialist doctors, and the cost of the consultations was largely covered by the financial assistance received . Additionally, I made the most of all the knowledge they provided me about breastfeeding and the kit they gave me to properly store this food, which is pure gold” . Natalia Pérez Gil, Risk and Sustainability Coordinator, Administrative Headquarters, Antioquia .

Development and Learning for Growth [GRI 404 - 1] [GRI 404 - 2] At Grupo Éxito, we are committed to the personal and professional development of our employees, providing them with tools to enhance their skills and enrich their talents . In this regard, we promote training opportunities and offer a wide range of online courses and virtual seminars, allowing each individual to learn at their own pace and adapting to their needs and aspirations . In 2024 : 31,901 employees were trained in strengthening their skills and competencies. [GRI 404 - 2] We provided approximately 824,708 hours of training. On average, we invested COP $ 50 , 155 in training per employee and allocated 25 . 85 hours . [GRI 404 - 1 ] Supervisory postions Managerial positions E \ ecutive positions 76.486 19.649 116 Training Hours by Organizational Structure Operational positions 728.455 Training Hours by Channel 315,143 Virtuals 118,885 In person 31,906 Hybrid modality Employees Trained by Gender 51.2% Women 48.8% Men 0.02% Other 174

[GRI 404-2] Some of the training and development programs we offer are:

- **Éxito Academy:** an internal continuous training platform that offers both in-person and online courses and training programs, covering topics such as leadership and project management.

- **Transformational Leadership:** a specialized program to develop leadership skills in employees with the potential to take on higher responsibility roles within the company.

- **Career Plans:** we promote the development of personalized career plans, facilitating internal mobility of employees and their growth within the organization.

Diversity and Inclusion

[GRI 3-3]

At Grupo Éxito, we strive to build a diverse, equitable, equal, and respectful work environment; we promote female leadership, ensure that everyone has the same opportunities for growth and pay equity, foster diverse work teams and accessible environments, and drive inclusive employment by providing opportunities to the migrant population. Additionally, we have a workforce from diverse backgrounds, which enriches us both professionally and personally.

We Promote Equality and Equity

In the company, we promote equal opportunities between men and women, aiming to eliminate any type of gender gap within the organization and fostering pay equity.

Women's Participation by Position

- 53.8% of operational positions are held by women.
- 44.8% of supervisory positions are held by women.
- 38.5% of commercial positions are held by women.
- 38.0% of managerial positions are held by women.
- 36.8% of executive positions are held by women.


Percentage of Women by Organizational Structure
Operational positions 76.7%
Supervisory postions 21.8%
Managerial position 1.4%
Executive positions 0.04%

175

Of all positions in STEM areas (Science, Technology, Engineering, and Mathematics), 28.0% are held by women.

Salary Ratio [GRI 405-2] [FB-FR-310 a.2]

Ratio between the basic salary and the remuneration of women and men.	2024 result
Media	0.96
Media + incentives	0.92
Executive positions.	0.99
Managerial position	0.99
Supervisory + Operational positions	0.99

The salary ratio reflects the relationship between the salaries of women and men in each category; a value of 1 indicates pay equality, while a lower value suggests opportunities.



"I started as a Stocker and today I work as an Entertainment Sales Leader. These years in the company have taught me that the most important values are teamwork, transparency, honesty, and the good example we set for our colleagues. Here I have built dreams that I never thought I would achieve. I want to continue growing, always doing my best, because in this way we all grow".

Luz Mila Ferreira Quevedo, Entertainment Sales Leader - Exito Wow la Sabana, Villavicencio.

We promote inclusive environments

We adapt workspaces and establish specific training programs to integrate people with disabilities into the work and commercial environment. These adaptations include assistive technology and adjustments in workstations and stores.

- **13,645 employees were trained and sensitized to promote more inclusive and accessible work environments for people with disabilities.**
- **4,104 employees were trained in the Healthy Coexistence Training program.**

176

486 members of the security team trained in human rights to guarantee the dignity and protection of our clients and employees. We have 335 employees with disabilities We consolidate diverse teams We have a workforce of 3,255 employees who have reported belonging to diverse populations, as follows: 1,823 employees belong to ethnic diversity. 549 employees with disabilities. 320 employees are victims of the armed conflict. 287 employees belong to the LGTBIQ+ population. 253 migrants. 162 retired from the Colombian Military Forces (FFMM). 101 family members of retired Colombian Military Forces (FFMM). 55 at - risk youth. 11 family members of people in the reintegration process (PPR). 7 people are in the reintegration process (PPR). 6 ex - convicts. 1 family member of an ex - convict. We received the "Inclusive Employment" recognition, awarded by the Mayor's Office of Bogotá, through the District Secretariat of Economic Development and the District Employment Agency, for the actions taken by the company to develop inclusive and diverse environments, and for its contribution to the incorporation of the migrant population into the workforce . 177 "Thanks to all the teams that make this recognition possible, which is the result of our work for labor inclusion, especially with women and men between the ages of 18 and 28 and migrant women . " Luz Dary Puerto, Head of Human Resources in the city of Bogotá, received the recognition on behalf of Grupo É \ ito .

Achievements 2024 [GRI 3 - 3] Supporting 92 employees and their families in their dream of owning a home through the alliance with the Fondo de Empleados Presente. Providing professional growth opportunities to our employees through 2,540 promotions. Additionally, 43% of the open positions in the company were filled by internal talent. Challenges 2025 Promote actions that contribute to retaining talent and personnel with specialized profiles. Strengthen career plans within the company to support and facilitate talent succession. Enhance employees' skills to adapt to new technologies and digital tools. 178 At Grupo Éxito, we respect the right to union association and the right not to associate . Additionally, we honor collective agreements and promote social dialogue with various stakeholders . We have four collective agreements and a collective labor pact for the food industry . Same benefits for all : 100 % of employees receive the same economic benefits established in the agreements and collective agreements, in the interest of equity . Collective coverage : 11 . 36 % of the active workforce is covered by collective labor agreements . The Workplace Coexistence Committee handled employee complaints regarding alleged acts of workplace and/or sexual harassment, closing each case while ensuring confidentiality, due process, and providing recommendations [GRI 406 - 1 ] . Social Dialogue [GRI 2 - 30] [GRI 407 - 1] [FB - FR 310a.2]

We are driven to build trustful relationships with our Stakeholders through integral management, based on high standards of corporate governance, ethics, and transparency, and the promotion of respect for Human Rights . In this sense, we direct our actions in three areas : We build trustful relationships. We promote respect for human rights. We drive actions of ethics and transparency. 179

We build trustful relationships At Grupo Éxito, we strive to establish strong relationships with our Stakeholders, be a good neighbor, strengthen our bond with communities, and contribute to the development of the social fabric . To achieve this, we carry out the following actions : Community Bazaars In line with our commitment to promoting local development, strengthening the community fabric, creating job opportunities, and supporting local entrepreneurs and merchants, in 2024 we held three community bazaars at some of our stores : Éxito Bosa, in Bogotá. Éxito Simón Bolívar, in Cali. Éxito Puerta del Norte, in Bello Antioquia. Strengthening bonds with the little ones As part of the celebration of the Christmas celebrations, our Éxito Simón Bolívar store in Cali, Valle del Cauca, hosted 180 children in a festive and cultural environment, achieving a total attendance of 360 people (including family members) . This activity went beyond the Christmas celebration and became a space for community integration . The initiative focused on three fundamental pillars : Preservation of cultural traditions. Promotion of healthy coe \ istence. Promotion of culture through innovative activities. The bazaars became meeting points that, in addition to facilitating commercial exchange, also strengthened community ties and promoted local entrepreneurship, aligning with our vision of generating shared value in the territories where we are present . These events were carried out thanks to the support of the Promotora de Comercio Social, the Fundación Bochinche, and the Fundación Conconcreto . The celebration was held in partnership with the Community Board of the Calipso neighborhood in Cali and the Public Library Cultural Entrepreneurship Center of Commune 13 , the commune where the Calipso neighborhood is located . 180

We believe in second chances During 2024 , 15 inmates from La Picaleña Prison in Ibagué made over 3 , 000 garments for private label textile brands within the prison facilities . This initiative provides them with the opportunity to use their time productively while serving their sentences, learn a trade that prepares them for future reintegration into society, and earn income that contributes to the support of their families . Youth with purpose In partnership with the Fundación Conconcreto and the National Learning Service (SENA), we developed an activity to provide vulnerable youth with the opportunity to access their first job . Through this initiative, these young people were offered psychosocial support, training in commercial operations, and specialized profiles required by the company in key areas such as bakery and butchery . As a result, 14 young people were employed . In 2024 , we reached San Javier, Commune 13 of Medellín, connecting with the area's urban art as a value proposition that brings us closer to the community . Urban Pigments: Art that Connects and Transforms Communities Urban Pigments is an initiative that aims to contribute to the transformation of local communities through urban art, using our stores as spaces for meeting, reflection, and expression of territorial identity . By the end of 2024 , this project is present in 19 cities and includes 33 branches intervened with graffiti that reflects the identity of each community . At Grupo Éxito, we recognize urban art as a cultural engine and an expression that positively transforms territories . "I painted an eagle because it has the ability to rise again, symbolizing the growth we have as a commune, symbolizing the growth we have as a neighborhood . " These were some words shared by Daniel Quiceno, better known as El Perro, the creator of the mural . 181

Once again, we are part of the top 10 companies with the best reputation in Colombia According to the 2024 Merco survey (Corporate Reputation Business Monitor), a reference in Ibero - America that evaluates the reputation of companies, Grupo É \ ito once again ranked as one of the companies with the best reputation in the country, positioning itself in 10 th place and leading as the best retail company in Colombia . We promote respect for human rights [GRI 2 - 23] [GRI 2 - 24] [GRI 2 - 25] [GRI 414] [GRI 308] At Grupo Éxito, we are committed to promoting and respecting human rights by carrying out the following actions : Supply chain audits As part of the promotion and development of sustainable supply chains, through an external company, we conduct field and documentary audits of our own - brand suppliers to evaluate and verify social, environmental, and quality criteria, seeking to protect human rights in our supply chain . These actions are based on the Universal Declaration of Human Rights, the United Nations Global Compact, the principles of the International Labour Organization, and the Supplier's Ethical Charter . [GRI 408 - 1 ] [GRI 409 - 1 ] [GRI 403 - 7 ] . A total of 205 own - brand suppliers were evaluated, 31 more suppliers than in 2023 [GRI 308 - 1 ] [GRI 414 - 1 ] . Some of the issues reviewed were the following : Child labor hiring. Forced labor. Diversity and inclusion. Disciplinary practices. Harassment and abuse. Freedom of association and grievance mechanisms. Working hours and overtime. Occupational health and safety. Quality and safety. Environment. We assisted 201 suppliers in creating action plans to improve social aspects in their operations. [GRI 308 - 2] [GRI 414 - 2] 2,079 suppliers signed the Supplier's Ethical Charter, which defines necessary standards for our supply chain. Learn more about the Supplier's Ethical Charter here. 182

We continuously seek to strengthen a culture of integrity, transparency, and compliance by promoting respect for the principles, values, and standards that guide us . To this end, we develop actions in the Transparency Programs ; Prevention of Money Laundering Risks, Financing of Terrorism, and Financing of the Proliferation of Weapons of Mass Destruction ; and Personal Data Protection . For more details, we invite you to consult the Corporate Governance Report from page 39 to page 48 by clicking here . 183 Human rights training 486 members of the physical security team were trained in human rights to promote a safe and dignified environment for customers and employees [GRI 410 - 1]. Through the Sana Convivencia program, we trained 4,104 employees, providing 410 hours of training focused on strengthening respect, empathy, and the construction of harmonious labor relations. Learn more about our Human Rights statement here. We promote actions of ethics and transparency.

Contributions [GRI 415 - 1 ] [GRI 2 - 28 ] During 2024 , Grupo Éxito did not make contributions to political campaigns, professional associations, lobbying or interest representation groups, organizations and/or associations working for the climate . Additionally, there were no expenses related to electoral measures or referendums . Achievements 2024 [GRI 3 - 3] We received recognition as the eighth most sustainable retailer in the world. Top 10 companies with the best reputation in Colombia according to Merco. We assisted 201 suppliers in creating action plans to improve social and environmental aspects in their operations. Challenges 2025 Strengthen the stakeholder engagement strategy, aligned with organizational changes. 184

Grupo Disco Uruguay (GDU) The Circular Economy and the fulfillment of the Sustainable Development Goals (SDGs) promoted by the United Nations were the goals that guided the initiatives generated in Corporate Social Responsibility (CSR) in 2024 . The Corporate Social Responsibility (CSR) strategy included partnerships with business partners committed to the Triple Impact : Social, Environmental, and Economic ; taking actions on the different stakeholders with whom Grupo Disco Uruguay is linked, such as the community, customers, employees, suppliers, and society as a whole . In 2024, the sustainable development work a \ es focused on: Community, supporting organizations that work to improve the education and health of children and young people in vulnerable contexts in our country . Environment, contributing to the generation of greater awareness about environmental care. Healthy Living, promoting the incorporation of habits for a better quality of life. Community The commitment to the community continued to be the DNA of Grupo Disco, which supported the development of education and health for the most needy children and adolescents in Uruguay . Thanks to the solidarity of our customers, who make it possible, fundraising campaigns were carried out in Disco, Devoto, and Géant stores in 2024 ; and with the resources obtained, it was achieved : Support the acquisition of high - tech equipment for the Pereira Rossell Hospital, improving reconstructive treatments and reducing hospitalization times . Contribute to the construction of the gym floor at the Los Pinos Educational Center . During 2024, we managed to build the gym floor at the Los Pinos Educational Center, promoting social inclusion through sports. Sustainability actions in Uruguay and Argentina 185

Provide support for housing solutions for children and young people of Aldeas Infantiles. Finance the education of more than 1,500 young people with the Niáos con Alas Foundation. "It is an honor to have been collaborating with Aldeas Infantiles for ten years . It is an alliance that earned us the recognition in 2022 as the first company Ambassador of Childhood and Adolescence in Uruguay, which also represents a great responsibility . With this annual campaign, we aim to contribute to improving the situation of girls, boys, and adolescents and generate positive changes in the community," said María Inés Lorenzo, head of Corporate Social Responsibility (CSR) at Grupo Disco Uruguay . Food rescue : we continue to strengthen our alliance with the Uruguay Food Bank, rescuing bakery products of our own production to donate to more than 250 social organizations [GRI 306 - 4 ] [FB - FR - 150 a . 1 ] The food rescue initiative has allowed us, since May 2023 , to recover more than 47 , 000 kilos of baked goods, benefiting more than 12 , 000 people . [GRI 306 - 4 ] [FB - FR - 150 a . 1 ] Environment For the third consecutive year, we carried out the "It's in Our Hands" campaign, in partnership with Darnel, a leading company in the manufacture of sustainable and recyclable packaging . In this edition, we invited our employees to recycle foam cups to transform them into recycled paint . 186

This initiative was recognized by DERES, a non - profit business organization that brings together the leading companies in Uruguay committed to Corporate Social Responsibility (CSR) and Sustainable Development, as the best sustainability practice in innovation within the retail sector . [GRI 301 - 2 ] [GRI 306 - 4 ] We were present at the third edition of the "EXPO Uruguay Sostenible" at the Antel Arena, organized by the Ministry of Environment, an event aimed at promoting sustainable development and environmental care, with the presence of initiatives and ventures that impact and contribute to positively modifying our relationship with the environment and society . From the Consumer Goods Purchasing area, we participated in the Business Round of this fair, which aimed to allow sustainable ventures to enhance their business contacts . Healthy lifestyle With the aim of promoting healthy living habits, the following actions were carried out in 2024 : We supported the 17 th edition of the "Citrus Month at Géant" event . This campaign aims to inform consumers about the multiple benefits of including citrus fruits in their daily diet and to promote nutritional education in schools, thus encouraging healthy eating habits for everyone . This initiative is carried out in collaboration with the Agro Education and Health Movement (MAES) and the " 5 a Day Uruguay" program, which promotes the consumption of fruits and vegetables . María Inés Lorenzo, head of Corporate Social Responsibility (CSR) at Grupo Disco Uruguay, highlighted the importance of participating in this initiative that promotes an essential productive sector for the country, such as citrus farming . "The teamwork between Géant and experts from various fields allows us to offer a comprehensive, pedagogical, and educational proposal on a group of foods that have significant benefits," she said . Learn more about this initiative here 187

Together with the Government of Canelones, the Uruguayan Athletics Confederation, and the National Sports Secretariat, we supported a sports race "Desafío Dos Arroyos" to raise funds to assist with the treatments of children and young people with cancer and for the Emur Association, which deals with multiple sclerosis in Uruguay . We have an alliance with the Honorary Commission for the Fight Against Cancer, to whom we donated 500 UV - filter hats to be distributed to the municipalities of Montevideo, Canelones, and Maldonado, where we have commercial presence, for employees to use as a precaution during the summer season . Grupo Libertad Argentina At Grupo Libertad, we work towards sustainability through various initiatives ranging from the circular economy and energy efficiency to the fight against food waste . Circular Pact: from waste to resources for communities [GRI 306 - 1] [GRI 306 - 2] [GRI 306 - 3] [GRI 306 - 4] [GRI 306 - 5] At Grupo Libertad, we made a commitment five years ago to the resources we use in our operations that generate waste . This is how the Circular Pact project was born, which currently allows us to manage 13 types of materials in collaboration with organizations in our communities . Under this initiative in 2024 , we achieved : Separate and manage a total of 2,100 tons of waste in our 14 branches and Distribution Center. Reduce the generation of urban solid waste by 11% compared to 2023. Give a new opportunity to more than 1,400 tons of cardboard and more than 172 tons of plastic. Transform a total of 297 tons of organic waste into energy and compost, with the support of specialized organizations. Repurpose 45 tons of pallets and 1,000 kilos of disused tarps and uniforms into keychains. 188

The path to energy efficiency Since 2017 , we have implemented a Comprehensive Energy Management System with the purpose of determining, measuring, evaluating, and monitoring the most significant uses of energy and, consequently, carrying out actions to reduce and optimize consumption, with the aim of significantly reducing Greenhouse Gas emissions, promoting the systematization of operations, and reducing operational energy costs . We took a step further by certifying our system under the ISO 50001 standard, and during 2024 : We obtained ISO 50001 certification at the Rafaela and Rosario branches and recertified our Rivera and Jacinto Ríos stores. We reduced our energy consumption by 25%, avoiding the emission of 8,250 tons of CO₂eq [GRI 302 - 4] [GRI 305 - 5]. 28% of our energy consumption comes from renewable sources [FB - FR - 130a.1]. Alliance with the Argentina Food Bank Network We work in partnership to recover and deliver products to various communities, providing food for nutrition . This involves applying specific processes in our operation to maintain the quality of food that is no longer fit for sale but is still suitable for consumption . We maintain our agreement with the Argentina Food Bank Network and coordinate with each Food Bank located in the different cities where we are present to achieve distribution to institutions focused on nutrition . Unsellable food is not wasted : it is transformed . [GRI 306 - 4 ] [FB - FR - 150 a . 1 ] . In 2024 , we managed to deliver 60 tons of food to the Argentina Food Bank Network, which meant 200 , 000 meals for people attending the snack bars and dining halls supplied by the organizations . 189

Our stores, a point of connection with the communities Donemos Sonrisas Program : our customers, our allies . Our customers supported us throughout 2024 through the "Donemos Sonrisas" change donation program, contributing to the Argentina Food Bank Network . In 2024 , $ 4 , 579 , 859 Argentine pesos were raised, 122 % more than the previous year . This translates to 9 , 160 meals . Our stores received more than 1 , 000 students from nearby schools during 2024 , and for many, it was their first e \ perience in a shopping mall and a hypermarket . During the visits, students learn about shopping malls and hypermarkets, how they operate, how "self - made" products are manufactured, how fruits and vegetables are weighed, and how purchases are paid for at the checkout counters . 190

Management Report Financial Statements Corporate Governance Report We invite you to consult more information in the following reports 191

Consolidated Financial Statements Separate Financial Statements 192

Consolidated Financial Statements 193 As of December 31, 2024 and 2023 and for the Years ended December 31, 2024, 2023 Almacenes É \ ito S.A.

Colombia Separate Financial Statements 276 As of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 Almacenes É \ ito S.A.

Management Report Sustainabilit y Report Corporate Governance Report We invite you to consult more information in the following reports 352

THE UNDERSIGNED EXTERNAL AUDITOR OF THE FUNDACIÓN ÉXITO NIT 890.984.773 – 6 CONSIDERING THAT: 1. That in accordance with articles 2 and 10 of Law 43 of 1990, the matter - object of the Auditor's own certification function is information that can be extracted from the accounting books or the accounting system of the audited entity, that is, from Fundación Éxito. 2. That, in accordance with the legal provisions and existing jurisprudential pronouncements on the matter, the certification function is an activity typical of accounting science, which has the character of evidence when it deals with acts typical of the profession of Public Accountant, that is, when issued based on the accounting assertions of the records in the accounting books and in the accounting system. 3. That the information on the number of children cared for by the entity is not extractable information directly from the accounts of Fundación Éxito and must be accredited by the administration of the entity. 4. That, for the purposes of issuing this certification, the Administration of Fundación Éxito , provided the External Audit: • • • • • • Consolidated File of the Projects executed during the 2024 term. Count of listings for each of the programs. Number of beneficiaries per project. Delivery number per project. Number of amounts per project. Consolidated file of certifications issued by the institutions through which the Foundation executes each of the projects, in the period from January to December 2024. The above information was confirmed and reviewed by Fundación Éxito. 5. For the purposes of issuing this certification, the work of the External Audit consisted of a review of the information on the executed projects of the months subject to certification, in accordance with the assertions of existence, registration, rights and obligations in the extra - accounting book kept by Fundación Éxito. In accordance with the foregoing considerations, we hereby issue the certification requested by the Administration of Fundación Éxito.

CERTIFIES: According to the information provided by Fundación Éxito , and the result of the selective tests carried out on the documents and records of the consolidated Projects executed during the 2024 term, in accordance with the International Auditing and Information Assurance Standards, I certify that the number of benefited children was for a total of sixty - eight thousand one hundred seventy - four ( 68 . 174 ), with an economic investment of $ 22 . 510 . 605 . 988 . Given in Envigado, on January 30, 2025, at the request of the administration of the Fundación Éxito. Sincerely, ANGIE KATHERIN PACHÓN CABRERA External Auditor TP 191153 - T CER - 0255 - 25 By delegation of Kreston RM SA Consultants, Auditors, Advisers Kreston Colombia Member of Kreston International Ltd.

INDEPENDANT REVIEW REPORT Independent Review Report GRUPO ÉXITO This report has been prepared exclusively in the interest of GRUPO ÉXITO Companies. We have examined the contents of the GRUPO ÉXITO Companies following the guidelines set forth in the Global Reporting Initiative Sustainability GRI Standards and the sustainability report assurance procedures defined by the Colombian Institute of Technical Standards and Certification (ICONTEC). As part of this audit exercise, the GHG inventory was reviewed in accordance with the provisions of ISO 14064 - 3:2019, meeting the requirements established by the Corporate Accounting and Reporting Standard GHG Protocol. The foregoing with a reasonable level of assurance for the information reported and verified in this statement. The preparation, content, and self - declaration of the CORE level for the environmental indicators, is the responsibility of GRUPO ÉXITO Companies, which is also responsible for defining, adapting, and maintaining the management and internal control systems from which the information is obtained. Our responsibility is to provide an independent report based on the procedures applied in our limited review, which was planned and carried out in accordance with the protocol for the Icontec Sustainability Reporting Service, based on GRI Standard guidelines. The scope of the underwriting commitment was developed as agreed with Icontec . It includes the verification of a sampling of the activities described in the report and a review of the application of the principles in general, specific and basic contents that present the sustainability performance for the period 2024 - 01 - 01 to 2024 - 12 - 31. We have reviewed and verified the information which allows us to provide an opinion about the nature and scope of the organization's compliance with the transparency principles and a conclusion about the reliability of its basic and specific contents. The review exercise consisted in collecting evidence and included interviews to confirm information about company processes, responsible for the determination of materiality and the management approach that have participated in the preparation of the accountability. The emphasis was on reliability of information. Also included were the consultation of the main interest groups, such as suppliers and employees, through surveys and interviews respectively. The external verification was conducted by the Icontec team between 2025 - 01 - 29 to 2025 - 02 - 03 in the Envigado Municipality. We describe the analytical procedures and sampling review tests that were applied to reach our conclusions below: F - PS - 472 Versión 00 Página 1 de 6 • Reading and review of the specific contents or indicators ; For the review of the activities carried out by GRUPO ÉXITO Companies with relation and consideration of its stakeholders, as well as the scope, relevance and integrity of the information, as well as the company's understanding of the stakeholders requirements .

Indicators corresponding to the specific contents or indicators in the following categories: Climate Strategy - Scope 1: F - PS - 472 Versión 00 Página 2 de 6 Climate Strategy - Scope 2: INDEPENDANT REVIEW REPORT • • • • • • • • • (A1.1) Direct GHG emissions associated with the consumption of fossil fuels per year (LTSA) • (A1.2) Direct GHG emissions associated with the consumption of fossil fuels per year (VP services) • (A1.3) Direct GHG emissions associated with the consumption of fossil fuels per year (Operation Viva) (A1.4) Direct GHG emissions associated with retail natural gas consumption. (Retail + Cedis + IdeAl) (Public Services) (A1.5) Direct GHG emissions associated with the consumption of refrigerant gases in own fleet vehicles. (LTSA) (A1.6) Direct GHG emissions associated with the consumption of refrigerant gases in cooling systems per year (Maintenance) (A1.7) Direct GHG emissions associated with the consumption of refrigerant gases (VIVA Operations) (A1.8) Direct GHG emissions associated with recharging fire extinguishers per year (Risk Management) (A1.9) Direct GHG emissions associated with recharging fire extinguishers per year (LTSA) (A1.11) Direct GHG emissions associated with recharging fire extinguishers per year (Viva operation) (A1.12) Total direct GHG emissions associated with the consumption of fossil fuels, refrigerant gases and extinguishing agents per year (GRUPO ÉXITO, Sustainability) • • • (A2.1) Conventional energy consumption per year (Retail, Cedis, IdeAl) (Public services) (A2.2) Conventional energy consumption per year (Live Operation) (A2.4) Consumption of certified green energy per year (Operation Viva) • Analysis of the contents adaptation of the specific contents or indicators to the "compliance" • criteria, with the Global Reporting Initiative (GRI) GRI Standards. Meetings with the staff responsible for the different contents to learn the applied management approaches and to obtain the necessary information for the external verification. Twenty (20) interviews were conducted with each of the processes responsible for the activities selected in our verification exercise on 2025 - 01 - 29 to 2025 - 02 - 03. These were selected in our assurance exercise. Analysis of the Management Report design process and the data collection and validation processes, as well as the review of information relative to the management approach applied to the content reported, carried out on 2024 - 01 - 24. Confirmation, through the selection of a sample, of the quantitative information of the specific contents and checking the correlation to the criteria established in the Guide. • •

Water management: • (GH4.1) Water consumption in Retail operations (Retail, Cedi, HQ, IdeAl) (Public Services) • (GH4.2) Water consumption in the operation of shopping centers (Operación Viva) • (GH4.3) Water consumption in the total operation (Sustainability) Circular Economy: F - PS - 472 Versión 00 Página 3 de 6 Climate Strategy, Scope 3: Climate Strategy - Scope 1 and 2: INDEPENDANT REVIEW REPORT • • • • • • • • • • (A3.1) Indirect GHG emissions associated with upstream third fleet transportation (LTSA) • (A3.2) Indirect GHG emissions associated with business travel (category 6 GHG) (VP Services) • (A3.3) Indirect GHG emissions associated with the use of products sold (category 11 GHG) (EDS, Brand Success Management) (A3.4) Indirect GHG emissions associated with the disposal of waste generated in the operation (category 5 GHG) (Retail, Cedi, HQ and IdeAl, Sustainability) (A3.5) Total indirect GHG emissions scope 3 (EXITO GROUP, Sustainability) (A3.6) Indirect GHG emissions associated with downstream leased assets (category 13 GHG) (Live Operation) • • (EC 5.1) Amount of hazardous waste generated in the company and disposed of in a safety cell per year (Retail, Cedi, HQ, Environmental Management) (EC 5.2) Amount of used cooking oil waste managed for correct final disposal and/or use (Retail, Cedi, HQ, Environmental Management) • (EC 5.3) Amount of organic waste waste managed for use (Retail, Cedi, Environmental Management HQ). (A1y2.1) Total GHG emissions Scope 1 and 2 associated with the operation of the different businesses of GRUPO ÉXITO (GRUPO ÉXITO, Sustainability) (A1y2.2) % reduction of GHG emissions scope 1 and 2 vs. baseline year 2015 (EXITO GROUP, Sustainability) (A2.5) Consumption of renewable photovoltaic energy per year (Retail, Cedis, IdeAl) (Public services) (A2.6) Consumption of renewable photovoltaic energy per year (Operation Viva) (A2.7) Total indirect GHG emissions associated with electricity consumption per year (sustainability) (A2.8) Total indirect GHG emissions associated with the consumption of conventional and renewable energy per year (sustainability)

INDEPENDANT REVIEW REPORT

- (EC 5.4) Amount of ordinary waste generated by the company and that was destined for landfills (Retail, Cedi, HQ, Public Services) (EC 5.5) Amount of usable paper and
- cardboard waste collected through the backroom recycling model per year (Retail, Cedi, HQ, Fundación Éxito)
- (EC 5.6) Amount of usable waste from plastic hooks collected through the backroom recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.7) Amount of usable plastic waste collected through the back-room recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.8) Amount of usable scrap metal waste collected through the backroom recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.9) Amount of usable waste from other categories (PET, Kraft paper, newspapers, magazines, glass, etc...) collected through the backroom recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.10) Total amount of usable waste collected through the backroom recycling model per year (GRUPO ÉXITO, Fundación Éxito)
- (EC 5.12) Quantity of recyclable post-consumer metal packaging delivered by customers and managed for use (Retail, Fundación Éxito)
- (EC 5.13) Quantity of recyclable post-consumer plastic packaging delivered by customers and managed for use (Retail, Fundación Éxito)
- (EC 5.14) Quantity of recyclable post-consumer glass containers delivered by customers and managed for their use (Retail, Fundación Éxito) (EC 5.15) Quantity of post-consumer
- Tetra Pak recyclable packaging delivered by customers and managed for use (Retail, Fundación Éxito) (EC 5.16) Total amount of post-consumer recyclable packaging delivered
- by customers and managed for use (Retail, Fundación Éxito)
- (EC 5.17) % reduction in plastic bags delivered at customer payment stations (Retail, Sustainability)
- (EC 5.18) Quantity of reusable bags sold to customers (Retail, sustainability)
- (EC 5.19) Food donation (Sustainability)

Sustainable trade:

- (CS 6.1) Local purchase Textile (Sustainability)
- (CS 6.2) Buy local Fruits and Vegetables (Sustainability)
- (CS 6.3) Buy local meat (Sustainability)
- (CS 6.4) Buy local fish (Sustainability)

F-PS-472
Versión 00

Página 4 de 6

Independence: We carried out our work in line with code of ethics requirements, which require that the assurance team members and the sustainability assurance firm, are not related to client, including those that were not involved in writing the report. The code also includes detailed requirements to ensure the behavior, integrity, objectivity, professional competence, diligence, confidentiality, and professionalism of the verifiers. Icontec has implemented systems and processes to monitor compliance with the code and to prevent conflicts of interest. Use and disclosure restrictions: This independent review report was prepared exclusively to provide assurance of the contents in the Companies specific contents or indicators for the year ending as at 2024 - 12 - 31. It was prepared in line with the sustainability report assurance procedures created by Icontec and may not be used for any other purpose. Our report is for the sole and exclusive presentation to interested parties reading the report and should not be distributed or used by others. F - PS - 472 Versión 00 Página 5 de 6 INDEPENDANT REVIEW REPORT Conclusion : As a result of our limited review, we conclude that the GRUPO ÉXITO Companies specific contents or indicators was prepared, in all significant aspects, in accordance with the GRI Standards. It complies with document creation principles. There is no information that would lead us to believe that the aspects reviewed, as described herein, contained significant errors. The scope of a limited review is substantially less than an audit. Therefore, we will not provide an audit opinion about the specific contents or indicators. Juan Felipe Mora Regional Director 2025 - 02 - 18 UV Colombian Institute of Technical Standards and Certification (ICONTEC)

INDEPENDANT REVIEW REPORT Independent Review Report GRUPO ÉXITO This report has been prepared exclusively in the interest of GRUPO ÉXITO Companies. We have examined the contents of the GRUPO ÉXITO Companies following the guidelines set forth in the Global Reporting Initiative Sustainability GRI Standards and the sustainability report assurance procedures defined by the Colombian Institute of Technical Standards and Certification (ICONTEC). The preparation, content, and self - declaration of the CORE level for the social indicators, is the responsibility of the GRUPO ÉXITO Companies, which is also responsible for defining, adapting, and maintaining the management and internal control systems from which the information is obtained. Our responsibility is to provide an independent report based on the procedures applied in our limited review, which was planned and carried out in accordance with the protocol for the Icontec Sustainability Reporting Service, based on GRI Standard guidelines. The scope of the underwriting commitment was developed as agreed with Icontec . It includes the verification of a sampling of the activities described in the report and a review of the application of the principles in general, specific and basic contents that present the sustainability performance for the period 2024 - 01 - 01 to 2024 - 12 - 31. We have reviewed and verified the information which allows us to provide an opinion about the nature and scope of the organization's compliance with the transparency principles and a conclusion about the reliability of its basic and specific contents. The review exercise consisted in collecting evidence and included interviews to confirm information about company processes, responsible for the determination of materiality and the management approach that have participated in the preparation of the accountability. The emphasis was on reliability of information. Also included were the consultation of the main interest groups, such as suppliers and employees, through surveys and interviews respectively. The external verification was conducted by the Icontec team on 2025 - 01 - 28 to 2025 - 01 - 29 at the Envigado Municipality. We describe the analytical procedures and sampling review tests that were applied to reach our conclusions below: F - PS - 472 Versión 00 Página 1 de 3 • Reading and review of the specific contents or indicators ; For the review of the activities carried out by GRUPO ÉXITO Companies with relation and consideration of its stakeholders, as well as the scope, relevance and integrity of the information, as well as the company's understanding of the stakeholders requirements . Analysis of the contents adaptation of the specific contents or indicators to the "compliance" criteria, with the Global Reporting Initiative (GRI) GRI Standards, also using the ISAE 3000 (International Standard on Assurance Engagements), an international standard issued by the International Auditing and Assurance Standards Board (IAASB) that establishes guidelines for performing assurance engagements other than audits or historical reviews of financial information. •

INDEPENDANT REVIEW REPORT F - PS - 472 Versión 00 Página 2 de 3 • Meetings with the staff responsible for the different contents to learn the applied management approaches and to obtain the necessary information for the external verification . Interviews were conducted with each of the processes responsible for the activities selected in our verification exercise on 2025 - 01 - 28 to 2025 - 01 - 29 . These were selected in our assurance exercise . Analysis of the Management Report design process and the data collection and • validation processes, as well as the review of information relative to the management approach applied to the content reported, carried out on 2025 - 01 - 24 . Confirmation, through the selection of a sample, of the quantitative information of the specific contents and checking the correlation to the criteria established in the Guide . • Indicators corresponding to the specific contents or indicators in the following categories: • Number of collaborators (by gender, age, department, employment category, country of origin, ethnic group, disability, vulnerable population, type of contract). • Number of employees trained (by job category, by age, by gender, by type of training). • Number of collaborators who have received a performance evaluation. • Percentage of employees covered in collective bargaining agreements. • Number of collective pacts and agreements. • Number of hires to fill vacancies. • Selection costs. • Number of direct collaborators promoted. • Overall turnover rate. • Percentage of employee turnover with an indefinite term contract. • Voluntary turnover percentage. • Wage gap by gender and organizational structure (ratio). • Number of employees aware of diversity and inclusion issues. • Number of occupational diseases and description. • LTIFR rate. • Number of deaths resulting from an occupational disease. • Number of occupational accidents with major consequences for employees and their description. Conclusion : As a result of our limited review, we conclude that the GRUPO ÉXITO Companies specific contents or indicators was prepared, in all significant aspects, in accordance with the GRI Standards. It complies with document creation principles. There is no information that would lead us to believe that the aspects reviewed, as described herein, contained significant errors. The scope of a limited review is substantially less than an audit. Therefore, we will not provide an audit opinion about the specific contents or indicators.

INDEPENDANT REVIEW REPORT Independence: We carried out our work in line with code of ethics requirements, which require that the assurance team members and the sustainability assurance firm, are not related to client, including those that were not involved in writing the report. The code also includes detailed requirements to ensure the behavior, integrity, objectivity, professional competence, diligence, confidentiality, and professionalism of the verifiers. Icontec has implemented systems and processes to monitor compliance with the code and to prevent conflicts of interest. Use and disclosure restrictions: This independent review report was prepared exclusively to provide assurance of the contents in the Companies specific contents or indicators for the year ending as at 2024 - 12 - 31. It was prepared in line with the sustainability report assurance procedures created by Icontec and may not be used for any other purpose. Our report is for the sole and exclusive presentation to interested parties reading the report and should not be distributed or used by others. F - PS - 472 Versión 00 Página 3 de 3 Juan Felipe Mora Regional Director 2025 - 02 - 18 CCG Colombian Institute of Technical Standards and Certification (ICONTEC)

GRI Index

GRI	Indicator	Content	Page	Sustainable Development Goals (SDG)	Comment / Link
2	1	Organizational details	2,10	Not applicable	https://www.grupoexito.com.co/en/about-us
2	2	Entities included in the organizations sustainability reporting	9,10,11	Not applicable	
2	3	Reporting period, frequency and contact point	2,9,83,178	Not applicable	
2	4	Information update	Not applicable	Not applicable	https://www.grupoexito.com.co/en/shareholding-structure
2	5	External assurance	354-363	Not applicable	
2	6	Activities, value chain and other business relationships	10,11,117,167	Not applicable	
2	7	Employees	167,168,169	8.5, 10.3	
2	8	Workers who are not employees	167	8.5	
2	9	Governance structure and composition	31,32,33,34,37	5.5, 16.7	
2	10	Nomination and selection of the highest governance body	33,39	5.5, 16.7	
2	11	Chair of the highest governance body	34,45	16.6	
2	12	Role of the highest governance body in overseeing the management of impacts	12,37,52,85	16.7	
2	13	Delegation of responsibility for managing impacts	84	Not applicable	
2	14	Role of the highest governance body in sustainability reporting	353	Not applicable	
2	15	Conflicts of interest	42,48,50	16.6	
2	16	Communication of critical concerns	12	Not applicable	
2	17	Collective knowledge of the highest governance body	54	Not applicable	
2	18	Evaluation of the performance of the highest governance body	46	Not applicable	
2	19	Remuneration policies	39,40	Not applicable	
2	20	Process to determine remuneration	39,40	16.7	
2	21	Annual total compensation ratio	Not applicable	Not applicable	Internal confidentiality restrictions
2	22	Statement on sustainable development strategy	90,136	Not applicable	
2	23	Policy commitments	182	Not applicable	https://www.grupoexito.com.co/en/policies-reports
2	24	Embedding policy commitments	182	Not applicable	
2	25	Processes to remediate negative impacts	148,156,182	Not applicable	
2	26	Mechanisms for seeking advice and raising concerns	67,71	16.3	
2	27	Compliance with laws and regulations	75	Not applicable	
2	28	Membership associations	184	Not applicable	
2	29	Approach to stakeholder engagement	12,84,85	8.8

Comentario / Link Objetivo de Desarrollo Sostenible (ODS) Página Contenido Indicador GRI 8.8 178 Collective bargaining agreements 30 2 Not applicable 84,85 Process to determine material topics 1 3 Not applicable 86 List of material topics 2 3 Not applicable 94,98,101,102,107,108,109,121, 122,123,126,135,156,158,165,1 75,178,184 Management of material topics 3 3 13.1 135 Financial implications and other risks and opportunities due to climate change 2 201 8.3 109,110,113,114 Proportion of spending on local suppliers 1 204 16.5 67,68 Operations assessed for risks related to corruption 1 205 16.5 68,69,70,76 Communication and training about anti - corruption policies and procedures 2 205 16.5 71,72 Confirmed incidents of corruption and actions taken 3 205 8.4, 12.2 123 Materials used by weight or volume 1 301 8.4, 12.2, 12.5 123,187 Recycled input materials used 2 301 7.2, 7.3, 8.4, 12.2, 13.1 131 Energy consumption within the organization 1 302 7.3, 8.4, 12.2, 13.1 131 Energy intensity 3 302 7.3, 8.4, 12.2, 13.1 131,189 Reduction of energy consumption 4 302 Not applicable 134 Water consumption 5 303 6.6, 14.2, 15.1, 15.5 128 Significant impacts of activities, products and services on biodiversity 2 304 3.9, 12.4, 13.1, 14.3, 15.2 156 Direct (Scope 1) GHG emissions 1 305 12.4, 13.1, 14.3, 15.2 156 Energy indirect (Scope 2) GHG emissions 2 305 12.2 156 Other indirect (Scope 3) GHG emissions 3 305 Not applicable 156 Intensidad de las emisiones de GEI 4 305 13.1 87,156,189 Reduction of GHG emissions 5 305 3.9, 12.2, 12.5 123,126,188 Waste generation and significant waste - related impacts 1 306 3.9, 8.4, 12.2, 12.5 123,126,127,188 Management of significant wasterelated impacts 2 306 3.9, 12.2, 12.5 126,127,188 Waste generated 3 306 3.9, 12.2, 12.5 123,126,127,186,187,188,189 Waste diverted from disposal 4 306 3.9, 12.2, 12. 5 126,188 Waste directed to disposal 5 306 Not applicable 118,182 New suppliers that were screened using environmental criteria 1 308 Not applicable 117,118,119,128,182 Negative environmental impacts in the supply chain and actions taken 2 308 During 2024, 11,679 people rotated 5.1, 8.5, 10.3 169,170 New employee hires and employee turnover 1 401 Not applicable 171 Benefits provided to full - time employees that are not provided to temporary or part Ŀ time employees 2 401

GRI	Indicador	Contenido	Página	Objetivo de Desarrollo Sostenible (ODS)	Comentario / Link
401	3	Parental leave	173	3.2, 5.1, 8.5	
403	1	Occupational health and safety management system	164,165	8.8	https://www.grupoexito.com.co/es/OHS-Policy-2023-ENG.pdf
403	2	Hazard identification, risk assessment, and incident investigation	165	8.8	https://www.grupoexito.com.co/es/OHS-Policy-2023-ENG.pdf
403	3	Occupational health services	163,164	3.4, 8.8	
403	4	Worker participation, consultation, and communication on occupational health and safety	163,164	8.8, 16.7	
403	5	Worker training on occupational health and safety	163,164	8.8	
403	6	Promotion of worker health	163	Not applicable	
403	7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	182	8.8	
403	8	Workers covered by an occupational health and safety management system	165	8.8	https://www.grupoexito.com.co/es/OHS-Policy-2023-ENG.pdf
403	9	Work-related injuries	164	8.8	
403	10	Work-related ill health	164	5.1, 8.8	
404	1	Average hours of training per year per employee	174	4.3, 5.1, 8.5, 10.3	
404	2	Programs for upgrading employee skills and transition assistance programs	174,175	8.2, 8.5	
405	1	Diversity of governance bodies and employees	168	5.1, 5.5,8.5	
405	2	Ratio of basic salary and remuneration of women to men	176	5.1, 8.5, 10.3	
406	1	Incidents of discrimination and corrective actions taken	178	5.1, 8.8	
407	1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	178	8.8	
408	1	Operations and suppliers at significant risk for incidents of child labor	182	5.2, 8.7, 16.2	
409	1	Operations and suppliers at significant risk for incidents of forced or compulsory labor	175	5.2, 8.7	
410	1	Security personnel trained in human rights policies or procedures	182	Not applicable	
413	1	Operations with local community engagement, impact assessments, and development programs	112,115	8.3	
414	1	New suppliers that were screened using social criteria	182	5.2, 8.8	
414	2	Negative social impacts in the supply chain and actions taken	117,118,182	5.2, 8.8	
415	1	Political contributions	184	16.5	
416	1	Assessment of the health and safety impacts of product and service categories	160	Not applicable	
417	1	Requirements for the information and labeling of products and services	160	Not applicable	
418	1	Substantiated claims regarding customer privacy violations and customer data loss	75	6.7

SASB Index

Code	Topic	Accounting parameter	Page	Comment / Link
FB-FR-000.A	-	Number of (1) retail locations and (2) distribution centres	10	
FB-FR-000.B	-	Total area of (1) retail space and (2) distribution centres	10	
FB-FR-000.C	-	Number of vehicles in commercial fleet	133	
FB-FR-000.D	-	Tonne-kilometres travelled	134	
FB-FR-110a.1	Fleet Fuel Management	Fleet fuel consumed, percentage renewable	134	
FB-FR-110b.1	Air Emissions from Refrigeration	Gross global Scope 1 emissions from refrigerants	156,157	
FB-FR-110b.2		Percentage of refrigerants consumed with zero ozone-depleting potential	130,157	
FB-FR-110b.3		Average refrigerant emissions rate	157	
FB-FR-130a.1	Energy Management	(1) Operational energy consumed, (2) percentage grid electricity and (3) percentage renewable	131,189	
FB-FR-150a.1	Food Waste Management	(1) Amount of food waste generated, (2) percentage diverted from the waste stream 1	126,186,189	
FB-FR-230a.1	Data Security	(1) Number of data breaches, (2) percentage that are personal data breaches, (3) number of customers affected 2	63,75	
FB-FR-230a.2		Description of approach to identifying and addressing data security risks	75	
FB-FR-260a.1	Product Health & Nutrition	Revenue from products labelled or marketed to promote health and nutrition attributes	160,161	
FB-FR-260a.2		Discussion of the process to identify and manage products and ingredients related to nutritional and health concerns among consumers	160	
FB-FR-310a.2	Labour Practices	Percentage of active workforce employed under collective agreements	178	
FB-FR-310a.3		(1) Number of work stoppages and (2) total days idle	165	
FB-FR-430a.1	Management of Environmental & Social Impacts in the Supply Chain	Revenue from products third-party certified to environmental or social sustainability sourcing standards	109,116,128	
FB-FR-430a.2		Percentage of revenue from (1) eggs that originated from a cage-free environment and (2) pork produced without the use of gestation crates	109	
FB-FR-430a.3		Discussion of strategy to manage environmental and social risks within the supply chain, including animal welfare	88,117,139	
FB-FR-430a.4		Discussion of strategies to reduce the environmental impact of packaging	123